As confidentially submitted with the Securities and Exchange Commission on ___________

Registration No.______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

     FORM F-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

ECOLOMONDO CORPORATION INC. SM
(Exact name of registrant as specified in its charter)

Canada	3559	Not applicable
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
incorporation or organization)	Classification Code Number)

Ecolomondo Corporation Inc. SM
3435 Pitfield Blvd,
St. Laurent, QC H4S 1H7
514-328-9182
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

     Elio Sorella
President & Chief Executive Officer
Ecolomondo Corporation Inc. SM
3435 Pitfield Blvd,
St. Laurent, QC H4S 1H7
514-328-9182
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Michael Stolzar, Es.q	Mitchell S. Nussbaum
Karlen & Stolzar LLP	David C. Fischer
445 Hamilton Avenue, Suite 1102	Tahra T. Wright
White Plains, NY 10601	Loeb & Loeb LLP
914-949-4600	345 Park Avenue
New York, NY 10154
212-407-4800

Approximate date of commencement of proposed sale to the public:
     As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [  ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [  ]

CALCULATION OF REGRISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE(1)(2)	AMOUNT OF REGRISTRATION FEE(3)
Class A Common Shares, no par value	$16,100,000	$2,074

(1)	Includes 300,000 Class A Common shares that may be sold pursuant to exercise of the underwriters’ option to purchase additional shares.
(2)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(3)	Calculated pursuant to Rule 457(o) based on an estimate of the proposal maximum aggregate offering price.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED ______________

PRELIMINARY PROSPECTUS

ECOLOMONDO CORPORATION INC. SM
Minimum offering: 1,327,500 Class A Common Shares
Maximum offering: 2,300,000 Class A Common Shares
$ 7.00 per share

This is the initial public offering of our Class A Common Shares. We are offering a minimum of 1,327,500, and a maximum of 2,300,000, of our Class A Common Shares. The public offering is being underwritten on a “best efforts” basis. The underwriters must sell the minimum number of securities offered (1,327,500 Class A Common Shares), if any are sold, and are required to use only their best efforts to sell the securities offered. We have granted the underwriters an option to purchase up to 300,000 additional Class A Common Shares to cover over-allotments. The offering will remain open for up to 60 days from the date of this prospectus. See “Underwriting” on page 73. We currently expect the initial public offering price to be between $ 6.50 and $ 7.50 per Class A Common Share.

We intend to apply to have our Class A Common Shares listed on The NASDAQ Capital Market under the symbol “EECO.”

We are an “emerging growth company” as defined by the Jumpstart Our Business Startup Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our Class A Common Shares involves a high degree of risk. See “Risk Factors” at page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Minimum	Maximum
		Offering	Offering
Public Offering Price	$7.00	$9,292,500	$16,100,000
Underwriting Discount	$0.613	$813,758	$1,409,900
Proceeds to Ecolomondo Corporation Inc. SM (before expenses)	$6.387	$8,478,742	$14,690,100

The underwriters expect to deliver the shares to purchasers on or about _____, 2014.

Until we sell at least 1,327,500 Class A Common Shares, all investor funds will be held in an escrow account at Collateral Agents LLC, 122 East, 3rd floor, 57th Street, New York, NY, 10022, as agent, for the benefit of the investors. If we do not sell at least 1,327,500 Class A Common Shares within 60 days of the date of this prospectus, all funds will be promptly returned to investors without interest or deduction. If we complete this offering, net proceeds will be promptly delivered to us on the closing date.

The underwriters expect to deliver the Class A Common Shares against payment in U.S. dollars in New York, NY within 60 days of the date of this prospectus, subject to the condition that at least 1,327,500 Class A Common Shares have been subscribed and paid for.

Sole Book-Running Manager
Chardan Capital Markets
THE DATE OF THIS PROSPECTUS IS _____, 2014.

     We are responsible for the information contained in this prospectus and in any free-writing prospectus we prepare or authorize. We have not authorized anyone to provide you with different information, and we take no responsibility for any other information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

i

SPECIAL CAUTIONARY NOTE

     You should rely only on the information contained in this prospectus or any free-writing prospectus we may authorize to be delivered or made available to you. We and the underwriters have not authorized anyone to provide you with additional or different information. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, our Class A Common shares only in jurisdictions where offers and sales are permitted. The information in this prospectus or any free-writing prospectus is accurate only as of the date of such prospectus, regardless of the time of delivery of such prospectus or any sale of our Class A Common shares.

     Until ______, 2014, (25 days after the date of this prospectus) all dealers that buy, sell or trade our Class A Common shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

     No action is being taken in any jurisdiction outside the United States to permit a public offering of our Class A Common shares or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

ii

PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including “Risk Factors”, “Use of Proceeds”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business” and our financial statements and related notes before deciding whether to purchase our Class A Common Shares. Some of the statements in this summary constitute forward-looking statements, with respect to which you should review the section of this prospectus entitled “Special Note Regarding Forward-Looking Statements.” Unless the context otherwise requires, the terms “Ecolomondosm,” “our company,” “we,” “us,” “our” and “our business” in this prospectus refer to Ecolomondo Corporation Inc. sm together with its subsidiaries, if any.

     All references in dollars are expressed in U.S. dollars unless otherwise indicated. All financial information with respect to us has been prepared in accordance with the accounting principles generally accepted in the United States of America (US GAAP).

Ecolomondo Corporation Inc.sm

Company Overview

     We are a development stage clean tech company, that has designed, engineered and developed a thermo-reaction process using a pyrolysis platform that converts hydrocarbon waste into marketable commodity products. We plan to manufacture turnkey facilities based on this technology platform and sell them to clients or operate them through wholly-owned subsidiaries, and to collect royalties from their operation. We expect these turnkey plants to be attractive to clients because of low capital investment and because of a global environmental need to better manage and to effectively treat hydrocarbon waste.

     Our process, a Canadian developed green technology, is called Thermal Decomposition Process, which we refer to as “TDP”. We believe it is a comprehensive, effective and green solution that we believe responds to the challenge of efficiently treating hydrocarbon waste and reducing the need to landfill. The TDP platform operates under positive pressure (4-7 psi above relative atmospheric pressure) and with very low emissions. We consider the automated process to be safe, robust and environmentally friendly. It has been studied by Canada’s renowned technical institute, Polytechnique Montreal (Chemical Engineering Department), affiliated with the University of Montreal, and by Western University (Institute for Chemicals and Fuels From Alternative Resources).

     Our proprietary and patented technology can treat various types of hydrocarbon waste, specifically, tires, plastics, disposable diapers, asphalt roof shingles and automobile shred residue. We believe our process will extract higher value from these wastes, because of superior quality and consistency of the end-products, when compared to other technologies and other forms of recycling. We expect an abundant and continuous supply of waste feedstock to be available due to the growing consumption by expanding population and emerging markets along with changing environmental concerns and regulation, in particular, the need to reduce landfilling. We hope to become an industry leader in the treatment of these kinds of hydrocarbon waste.

Industry

     Recycling is the reuse or recovery of end-of-life products that when discarded normally would be destroyed or landfilled. Rather than destroy it, waste-pyrolysis transforms hydrocarbon waste to recover important and valuable commodities for reuse. Pyrolysis is a long-established process that uses heat to chemically alter a matter in the absence of oxygen. Over the years there have been different reactor technologies and designs. We use a rotary drum reactor technology and design that operates under conventional pyrolysis technology, which yields the largest proportion of char.

     The waste-pyrolysis industry is still in a pre-commercial phase. Many companies have invested many millions in its development over the last 50 years, but market conditions have prevented waste pyrolysis from operating profitably. We believe that waste-pyrolysis is becoming a commercially viable industry due to high oil prices and growing concern for the environment. We expect that government programs, incentives and regulation to also play an important role towards the development of the industry.

Our Strategy for growth

     Our overall strategy is to make profits from the sale, construction and commissioning of turnkey TDP facilities using our technology platform and to collect royalties from their operations. Initially, we intend to focus on facilities that would convert scrap tires into commodity products: carbon black substitute, fuel oil, process gas and steel. We intend to take a flexible approach to our growth strategy. Some of our key strategies are:

  Driving market penetration of our turnkey TDP facilities with minimal capital requirements and maximum royalty revenues.

  Continuing to develop Memoranda Of Understanding, LOIs and joint venture agreements for future sales of TDP facilities.

  Promote our TDP platform with strategic partners.

  Be a full service solution provider.

     Our Pilot plant. Since 1999, through ongoing research and development, we have developed and built a commercial scale facility (which we call “Pilot”) consisting of two commercial size reactors, located in Contrecoeur (Quebec), Canada. Each reactor in the facility should have the capacity to treat approximately 18 tons of tire waste per day with practically no residue. Our Pilot facility tested and operated our latest generation TDP technology for over 5 years.

     Launch facility. We expect to complete a joint venture agreement with Ecological Recycling CG Inc. for the sale of our first commercial turnkey TDP facility, which we call “Launch”, that may be built in Hawkesbury (Ontario), Canada. If we are successful, we intend to use Launch as a showpiece to help us garner attention to our latest generation of our cutting edge technology. We expect the sale price of this 2-reactor facility to the joint venture to be $17,550,000, to be financed equally between the two joint venture partners. When in full operation, we expect Launch to have production yields of approximately 16,000 tons per year. We expect Launch to be completed and be in full production by the fall of 2015. We are currently negotiating with several engineering firms to supervise construction and commissioning of the Launch facility.

     New Jersey facility. We have also signed a binding Letter of Intent with a group from New Jersey for the sale of an 8-reactor turnkey TDP facility, with a sale price of $60,000,000, which we expect to start building in 2015. We believe that this facility will become a showcase for an 8-reactor facility. We expect the New Jersey facility to be able to treat 64,000 tons of tire waste per year.

Our competitive advantages

We believe the technological advancements in our TDP platform and post process treatment of the products produced, along with high output and low production costs, should provide each TDP facility with a competitive advantage when compared to other waste-to-products and waste-to-energy platforms. We believe the key factors in the future success of the TDP platform is the quality and value of the end-products. In addition, our TDP platform is modular, giving each facility, flexibility in size and capacity. We expect our process to be able to create quality products out of hydrocarbon waste and at production yields that could be commercially sold.

Certain risks affecting us

     Our business may be subject to a number of risks and uncertainties that you should understand before making an investment decision. These risks are discussed more fully in the section entitled “Risk Factors” following this prospectus summary.

Implications of Being an Emerging Growth Company

     We are an “emerging growth company”, as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act, or “JOBS Act.” As such, we are eligible to take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to:

  Not being required to comply with the auditor’s attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

  Being permitted to present only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations;

  Reduced disclosure obligations regarding executive compensation;

  Not being required to comply with any new requirements that may be adopted by the Public Company Accounting Oversight Board, or the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements; and

  Exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

     We have taken advantage of some of the reduced reporting burdens in this prospectus and may take advantage of additional exemptions in the future. Accordingly, the information contained herein may be different than the information provided by other public companies. We do not know if some investors will find our shares less attractive as a result of our utilization of these or other exemptions. The result may be a less active trading market for our shares and our share price may be more volatile.

     In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards, and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

     We will remain an “emerging growth company” until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.0 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, (c) the date on which we have issued more than $1.0 billion in non-convertible debt the preceding three-year period, or (d) the last day of our fiscal year containing the fifth anniversary of the date on which our Class A Common Shares become publicly traded in the United States.

Corporate Information

     We were incorporated in Canada under The Canada Business Corporations Act on January 9, 2007 under the legal name of 4403100 Canada Inc., doing business under the name of Ecolomondo Corp sm. On May 23, 2014, we changed our legal name from 4403100 Canada Inc. to Ecolomondo Corporation Inc. sm 4403100 Canada Inc. acquired 9083-5018 Quebec Inc. on March 25, 2009 as a wholly-owned subsidiary. 9083-5018 Quebec Inc. is the company that owns our intellectual property and our Pilot plant in Contrecoeur (Quebec), Canada.

     Our principal executive offices are located at 3435 Pitfield Boulevard, Montreal, Quebec, H4S1H7, and our telephone number at that location is (450) 587-5999. Our corporate website address is http://www.ecolomondocorp.com. The information contained in or accessible from our corporate website is not part of this prospectus. A corporate video of Ecolomondosm is available on youtube.com. Rights to the “Ecolomondo” sm name and related images and symbols were acquired in the acquisition of March 25, 2009. We are presently reviewing trademarking our Company’s name and logo. All other trade names, trademarks and service marks appearing in this prospectus are the property of their respective owners.

The Offering

This public offering is being underwritten on a “best efforts, minimum/maximum” basis. The offering is being made without a firm commitment by the underwriters, which have no obligation or commitment to purchase any of our Class A Common Shares. The closing of the offering and delivery of the Class A Common shares is expected to occur within 60 days of the date of this prospectus. See “Underwriting” on page 73.

Class A Common Shares offered by us	Minimum: 1,327,500 Maximum: 2,300,000
Class A Common Shares outstanding prior to this offering	20,080,000 (after giving effect to the 25 for 1 Reverse Stock Split, effective before the completion of this offering)
Class A Common Shares to be outstanding immediately after this offering	Minimum: 21,407,500 Maximum: 22,380,000 shares (including underwriters’ over-allotment of 15%)
Option to purchase additional Class A Common Shares	We have granted the underwriters a 30-day option to purchase up to 300,000 additional Class A Common Shares at the initial public offering price to cover over-allotments, if any.
Use of proceeds

We estimate that the net proceeds we anticipate to receive from this offering, after deducting estimated underwriting discounts and other estimated offering expenses payable by us, should be approximately $8,078,742, assuming the minimum number of Class A Common Shares is sold, and approximately $14,290,100, assuming the maximum number of Class A Common Shares is sold and if the underwriter exercises in full its option to purchase additional shares.

Almost all of the net proceeds from this offering are to be used to finance Ecolomondo’ssm expansion and working capital. The Company is debt free and does not have to use these funds to reimburse loans or debt.

We intend to use approximately $6,000,000 of the net proceeds from this offering to finance our portion of equity and working capital needs for Launch. Please read “Financial Details of our Launch Project” for additional details, at page 53.

We are planning the construction and commissioning of Launch to be performed by third parties. If we raise $2,500,000 or more above the minimum offering, we anticipate using all or part of these proceeds for an assembly plant to build and assemble equipment and apparatus for turnkey TDP plants that we hope to sell in the future. This amount includes $1,500,000 in capital investments and start up costs, and $1,000,000 in working capital. Should we fail to raise the additional $2,500,000, we will postpone our plans to build the assembly plant. If we proceed with the assembly plant, it may require the addition of up to 30 employees, including but not limited to administrative, engineers, chemists, welders, mechanics and general labor.

Currently, we have no specific plan for the use of the remainder of the net proceeds and intend to use such proceeds for general corporate purposes, including public company compliance costs, working capital needs, operating expenses and costs associated with research and development and future developments. See “Use of Proceeds.”

Escrow

Unless sooner withdrawn or canceled by either us or Chardan Capital Markets, the offering will continue for up to 60 days following the date of this prospectus (the “Offering Termination Date”). Until we sell at least 1,327,500 Class A Common Shares, all investor funds will be held in an escrow account at Collateral Agents LLC, 122 East, 3rd floor, 57th Street, New York, NY, 10022, as agent, for the benefit of the investors. If we do not sell at least 1,327,500 Class A Common Shares by the Offering Termination Date, all funds will be promptly returned to investors without interest or deduction. If we complete this offering, net proceeds will be promptly delivered to us on the closing date.

Risk factors	You should carefully read and consider the information set forth under the heading “Risk Factors” and all other information set forth in this prospectus before investing in our Class A Common Shares.
NASDAQ Capital Market symbol	We have applied to the NASDAQ to have the following symbol: EECO

Summary Historical Financial Data

     The Table “Summary Financial Data”, at next page, presents a summary of our historical financial data as of the dates and for the periods indicated. The summary statement of operations data for the year ended December 31, 2013 and the year ended October 31, 2012, two-month period ended December 31, 2012 and two-month period ended December 31, 2011, has been derived from our audited financial statements that are included elsewhere in this prospectus. The summary historical financial data presented below should be read in conjunction with the sections entitled “Risk Factors,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes thereto and other financial data included elsewhere in this prospectus.

     Our reporting currency is the CANADIAN DOLLAR because a significant portion of our business is primarily conducted in Canada and our revenues and expenses are denominated in Canadian dollars. This prospectus contains translations of Canadian dollar amounts into U.S. dollars at a specific rate solely for the convenience of the reader. The conversion of Canadian dollar into U.S. dollars in the prospectus is based on the rate certified for customs purposes by the Federal Reserve System of the United States. We make no representation that any Canadian or U.S. dollar amounts could have been, or could be, converted into U.S. dollars at any particular rate, the rates stated below, or at all. The following Table sets forth information concerning exchange rates between the Canadian and U.S. dollars for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation or our periodic reports or any other information to be provided to you. Because of the recent volatility of the Canadian dollar, and because one U.S. dollar was worth C$1.0949 during recent days, management has opted to make translations from Canadian dollars to U.S. dollars in this prospectus using a rate of C$1.00 to US$0.90 (or US$1.00 to C$1.1111) .

Certified	Cumulative	Two months ended	Two months ended	Year ended	Year ended
Exchange Rate	Jan. 9, 2007 to	Dec. 31, 2011	Dec. 31, 2012	Oct. 31, 2012	Dec. 31, 2013
(for US$1.00)	Dec. 31, 2013
Period end	1.0637	1.0168 **	0.9958	0.9994	1.0637
Average	1.0467	1.0241	0.9934	1.0045	1.0300
Low	0.9168	1.0106	0.9841	0.9710	0.9839
High	1.2995	1.0487	1.0029	1.0487	1.0697

* Source: Federal Reserve System, Foreign Exchange Rates, Historical Rates For the Canadian Dollar.
** Dec. 31, 2011 is ND, therefore data is Dec. 30, 2011.

The high and low exchange rates for each month during the previous six months are:

Certified
Exchange Rate	February 2014	Mars 2014	April 2014	May 2014	June 2014	July 2014
(for US$1.00)
High	1.1137	1.1251	1.1041	1.0973	1.0937	1.0908
Low	1.0952	1.0965	1.0902	1.0837	1.0676	1.0633

Summary Financial Data
	Year ended	Year ended	Year ended	Two months	Two months	Cumulative
	Dec. 31, 2013	Dec. 31, 2013	Oct. 31, 2012	ended	ended	Jan 9, 2007 to
Summary of Operations Data				Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2013
(currency)	C$	US$	C$	C$	C$	C$

Revenues	364,530	328,077	121,949	18,523	25,296	725,944

Expenses
General and administrative expenses	264,987	238,488	136,062	66,299	209,990	1,028,095
Research and development, net	16,505	14,855	55,055	49,287	-	829,352
Rent to companies under common control	120,250	108,225	120,250	20,000	20,000	566,092
Depreciation of equipment	980,398	882,358	962,004	162,228	158,281	4,548,437
Amortization of intangible assets	280,753	252,678	280,753	46,792	46,792	1,333,576
Stock based compensation expense	-	-	66,545	-	-	66,545
Financial expenses	112	101	4,966	266	1,995	305,726
Loss on disposition of land and building	-	-	-	-	-	43,414
Total expenses	1,663,005	1,496,705	1,625,635	344,872	437,058	8,721,237

Loss before income tax	(1,298,475)	(1,168,628)	(1,503,686)	(326,349)	(411,762)	(7,995,293)

Income taxes
Current	-	-	-	-	-	-
Deferred	(325,455)	(292,910)	(475,378)	(54,224)	(57,092)	(2,105,419)
	(325,455)	(292,910)	(475,378)	(54,224)	(57,092)	(2,105,419)

Net loss	(973,020)	(875,718)	(1,028,308)	(272,125)	(354,670)	(5,889,874)

Net loss per share
Basic and diluted	(0.049)	(0.044)	(0.051)	(0.014)	(0.018)

Weighted average number of Class A Common Shares outstanding Basic and diluted	20,060,000	20,060,000	19,977,818	20,000,000	19,824,056

						As of Dec. 31,	As of Oct. 31,
		As of December 31, 2013				2012	2012
		Minimum Offering		Maximum Offering
		PRO FORMA	PRO FORMA	PRO FORMA	PRO FORMA
	Actual
Summary Balance Sheet Data		AS ADJUSTED (1)	AS ADJUSTED	AS ADJUSTED	AS ADJUSTED
(currency)	C$	C$	US$	C$	US $	C$	C$

Cash and cash equivalents	829	8,977,209	8,079,488	15,878,718	14,290,846	821	432
Working capital (3)	866,993	9,843,373	8,859,036	16,744,882	15,070,394	(3,140,912)	(2,974,648)
Equipment, net	6,532,428	6,532,428	5,879,185	6,532,428	5,879,185	7,429,176	7,542,469
Total assets	9,072,944	18,049,324	16,244,392	24,950,833	22,455,750	9,931,153	10,035,271
Long-term debt	-	-	-	-	-	-	-
Preferred Shares	3,988,879	3,988,879	3,589,991	3,988,879	3,589,991	-	-
Total stockholders' equity (including Preferred Shares)	6,871,119	15,847,499	14,262,749	22,749,008	20,474,107	3,715,260	3,987,385

(1) Gives effect to (i) the 25 to 1 Reverse Stock Split and IPO Share Adjustments, and (ii) our issuance and sale of 1,327,500 Class A Common Shares in this offering at an assumed initial public offering price of $7.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting underwriting discounts and commissions of $813,758 and estimated offering expenses payable by us of approximately $400,000.
(2) Gives effect to (i) the 25 to 1 Reverse Stock Split and IPO Share Adjustments, and (ii) our issuance and sale of 2,300,000 Class A Common Shares in this offering at an assumed initial public offering price of $7.00 per share, which is the midpoint of the price range listed on the cover page of this prospectus, after deducting underwriting discounts and commissions of $1,409,900 and estimated offering expenses payable by us of approximately $400,000.
(3) Working capital is the amount by which current assets exceed current liabilities.

RISK FACTORS

     Our business, as well as our Class A Common Shares, are highly speculative in nature and involve a high degree of risk. You should consider carefully the risks described below before making an investment decision. The risks described below are those which we consider material and of which we are currently aware. Our business, prospects, financial condition or operating results could be harmed by any of these risks. Furthermore, these factors represent risks and uncertainties that could cause actual results to differ materially from those implied by forward-looking statements. We refer you to our cautionary note regarding “Forward-Looking Statements,” which identifies the forward-looking statements in this prospectus. The trading price of our Class A Common Shares could decline due to any of these risks, and, as a result, you may lose all or part of your investment. Before deciding whether to invest in our Class A Common Shares, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes.

Risks Related to Our Business and Industry

We are a development stage company that has generated limited revenue, with a limited operating history and a history of net losses.

     We have generated limited revenue and have incurred substantial net losses since our inception, including net cumulative losses of C$5,889,874. As we grow our business in the future, we may continue to incur net losses and experience negative cash flow from operating activities, and may not be able to obtain additional capital in a timely manner or on acceptable terms, or at all. We may not be able to achieve or sustain profitability or positive cash flow from operating activities, and, even if we achieve positive operating cash flow, it may not be sufficient to satisfy our anticipated capital expenditures and other cash needs. Further, we may not be able to fund our operating expenses and expenditures and may be unable to fulfill our financial obligations as they become due. We are subject to the substantial risk of failure facing businesses seeking to develop new products, and may result in voluntary or involuntary dissolution or liquidation proceedings and a total loss of your investment.

Our independent auditors have expressed substantial doubt about our ability to continue as a going concern, which may hinder our ability to obtain future financing.

     The audit opinion for our consolidated financial statements for the year ended December 31, 2013 includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. We are a development stage company and have incurred losses since our inception. We have had minimal revenues and have incurred an accumulated loss of C$5,889,874 through December 31, 2013. Our ability to continue as a going concern is dependent upon numerous factors, including the ability to fund operations and future production. In addition, the current capital markets and general economic conditions in the United States and Canada provide no assurance that our funding initiatives can be successful. These factors raise doubt about our ability to continue as a going concern.

Our industry is still pre-commercial and has not yet proven to be commercially viable.

     The waste-pyrolysis industry is still in a pre-commercial stage and has not yet proven results on a large scale. A number of projects have used millions of dollars in investment from public, private and government funding, to develop waste-to-energy and waste-to-products pyrolysis facilities. Only a handful of projects may develop to commercial scale, but we understand none seem to be operating on a continuous commercial basis yet. Waste-pyrolysis has developed because of the growing concern about landfills and the increases in oil prices. In addition, even if the technology can be commercially viable, other factors can slow or restrain the commercialization of waste-pyrolysis industry, including but not limited to: variation in oil price, the cost of alternative means of disposing of waste such as landfills, access to feedstock against competitive processors using other technologies or other uses for the waste. The industry may develop only if it provides greater added value than present commercial uses or disposal methods of hydrocarbon waste. Acceptance, development and commercialization of the pyrolysis industry may not happen. This may have a negative impact on our reputation and our results of operations.

We need to effectively scale up and integrate our proprietary technology platform. The expected outputs of carbon black, oil and steel from commercial operations are based on results achieved at our Pilot plant.

     We must effectively scale up our proprietary technology platform and control construction costs. We must integrate and apply our proprietary technology platform at commercial-scale to produce carbon black substitute, fuel oil and steel in large quantities to be profitable. To achieve such production yields requires that our proprietary technology platform design be scalable from our Pilot facility to commercial TDP facilities, including the planned Launch facility. We have not yet begun construction, delivered or operated a commercial-scale TDP facility, and our technology may not perform as expected when applied at the scale that we plan or we may encounter operational challenges for which we are unable to devise a workable solution.

We have not decomposed tire waste on a commercial basis or for extended periods.

     While we tested the performance and capacity of our TDP technology at Pilot plant, we cannot assure you that operation on a commercial scale can produce similar yields and quality products. The operation of Pilot is in a controlled environment, with minimal variation in process conditions, under close supervision of an expert team. Operations on a commercial basis may be subject to a less controlled environment and less skilled labor. These factors and other unknown factors may negatively impact the performance of TDP facilities and consequently negatively impact our results.

     If and when the Launch TDP facility or any other future TDP facility is constructed, operating and maintenance costs may be significantly higher than we anticipate. In addition, it may not operate as efficiently as we expect and may experience unplanned downtime, which may be significant. We have validated our process at Pilot with over 1200 hours of run time, but not continuously for extended periods to be expected under commercial conditions. As a result, the Launch TDP facility or any of our other future commercial TDP facilities may be unable to achieve the expected return on investment which could adversely affect our business and results of operations.

We plan to use certain technologies at the Launch facility that differ from or are in addition to the technologies that we tested at our Pilot plant.

     While we validated our TDP technology at our Pilot plant, we expect to use certain technologies at the planned Launch facility that differ from or are in addition to the technologies that we tested at our Pilot demonstration facility. While our post treatment processes are a proven technology, they have not been used commercially at our Pilot facility. Because certain of the technologies that we expect to use at the planned Launch facility have never been integrated, we cannot assure that the performance of Launch will be as expected or that we may not encounter operational challenges for which we are able to devise a workable solution. Failure to successfully integrate these technologies at the Launch TDP facility would have a material adverse effect on our business, financial condition and results of operations.

We expect increases in process efficiency and production yields over those achieved at our Pilot plant; however the results achieved at out Pilot plant may not be indicative of the results we may achieve at the Launch plant.

     The expected outputs of carbon black, oil and steel from commercial operations are based on actual production yields from Pilot at 6 tons per batch and on the pro rata increase to 8 tons by using our new generation reactor EC5000 which we expect to be installed at Launch. These assumptions are subject to inherent risks, including but not limited to: different reactions with a different-sized reactor, longer reaction time with larger feedstock volumes, different yields or different percentages of end-products, or the insufficient capacity of other key elements of the platform. Failure to successfully scale up and integrate our platform would have a material adverse effect on our business, financial condition and results of operations.

We might fail to establish the joint venture that we expect will purchase the first commercial TDP facility that we intend to build.

     We have signed a Letter of Intent with Ecological Recycling CG Inc. (“ERCG”) to form a joint venture to purchase from us the first commercial TDP facility that we intend to build. ERCG still has to obtain the necessary financing for its share of the capital investment required for the joint venture. ERCG may be unable to obtain the necessary financing to complete its share of the capital investment required for Launch. Please read “Financial Details of our Launch Project” for additional details, at page 53.

     Definitive terms of the agreement with the joint venture partner are not yet concluded. We may be unable to agree on terms or we may be required to accept unfavorable terms to reach an agreement.

     We expect the joint venture subsidiary to be governed by a five-person Board, with two-members selected by each of the joint venture partners and one member chosen jointly. Therefore our control of the joint venture is not assured, as the majority of the Board may make decisions that are not in our best interests.

We have no experience in building and operating a commercial scale TDP facility.

     We have not yet begun construction of a commercial-scale TDP facility. The actual cost of constructing, operating and maintaining our TDP facilities may be higher than we plan. We cannot assure you that the Launch TDP facility can be completed on the schedule or within the budget that we intend, or at all. We have built the Pilot TDP facility ourselves, but construction was spread over many years with numerous improvements and adjustments. Management lacks experience overseeing construction under commercial conditions and must rely on third parties, including an engineering firm, contractors and consultants, to oversee work and to construct and commission the Launch TDP facility. As a result, we will have less control over the work than would be the case if management oversaw the work directly.

     Our first commercial scale TDP facility, Launch, is to be owned and operated by a joint venture. The joint venture will need to hire and integrate experienced administrative personnel, technicians, engineers and mechanics. Costs from operations, maintenance, and feedstock may be higher than anticipated, feedstock may not be available in quantities sufficient for profitable operation, or revenues from end-products may be lower than we expect. The operation of Launch will require close ongoing oversight of maintenance, acquisition of feedstock and marketing of end-products, in which we lack extensive experience. Also, construction and commissioning of Launch requires operating permits from various government authorities, however we expect these permits to be granted since a TDP facility complies with regulations applicable to the location in which we plan to build it.

We have no experience in building and operating a commercial TDP facility assembly plant.

     Following Launch, we plan to build an assembly plant for construction of commercial TDP facilities, including a New Jersey TDP facility with respect to which we have entered a Letter of Intent. Management lacks experience overseeing such construction and must rely on third parties, including an engineering firm, contractors and consultants, to oversee work and to construct the new assembly plant. Also we will establish operating policies, procedures and quality controls, hire a large number of specialized employees, control expenses, meet delivery schedules and be on budget, activities with which we have little experience. We cannot assure you that building TDP facilities on tight schedules, controlled budgets and with quality requirements will be feasible on a commercial scale, or even if feasible, our management will be capable of doing so profitably.

Adequate demand for our TDP facilities may not develop, if our clients are unable to procure sufficient volumes of feedstock.

     The successful commercialization of our technology requires our clients operating TDP facilities to continuously acquire and process large volumes of feedstock, such as scrap tires. Our clients may experience difficulties in obtaining access to feedstock and transporting feedstock to their TDP facilities. Such access to feedstock may be adversely affected by government regulations, transportation costs, actions by landfillers, sellers or competing processors of feedstock. Our clients may be unable to secure access to feedstock in volumes needed or to secure the transportation of feedstock to their facility on terms acceptable to them or at all. If they are unable to secure cost-effective and steady flow of feedstock, their ability to operate the TDP facility on a commercial basis could be adversely affected, and our revenues and royalty streams could be diminished.

Adequate demand for our TDP facilities may not develop, if there is inadequate demand for their recycled end-products.

     Recycled oil and carbon black. There has been a substantial increase in the demand for carbon black and hydrocarbon fuel in recent years, but the demand for the recycled carbon black and fuel oil produced using our technology could be limited because of market resistance to pyrolysis-derived products.

     Obtaining market acceptance in the carbon black industry is complicated by the fact that many potential carbon black industry customers have invested substantial amounts of time and money in developing established production channels. These potential customers generally have well-developed manufacturing processes and arrangements with suppliers of carbon black components and may display substantial resistance to changing these processes. In addition, the virgin carbon black market is dominated by a few large producers that may try to restrict new carbon black production. Pre-existing contractual commitments, unwillingness to invest in new infrastructure or technology, distrust of new production methods and long-standing relationships with current suppliers may slow market acceptance of our TDP carbon black substitute. To be successful, we must also demonstrate the ability of a TDP facility to produce carbon black substitute reliably on a commercial-scale and be able to sell it at a competitive price, or failure to do so may cause TDP facilities to have lower revenues or even operate at a loss. This may have material adverse effect on our business, financial condition and results of operations.

     We believe that some of the present and projected prices for virgin carbon black and fuel oil are a direct result from relatively recent high increases in the cost of petroleum. If the prices of virgin petroleum-based products decline, the carbon black substitute and fuel oil produced by TDP facilities may also decline or may not be a cost-effective alternative to virgin products. Declining oil prices, or the perception of a future decline in oil prices, would adversely affect the prices that can be obtained by our clients or prevent our clients from entering into longer term agreements with their own customers. Therefore, unstable economic conditions along with other factors may impact the price of the end-products. This could have serious adverse effect on the profitability of our clients and consequently ours and our royalty streams.

     Recycled steel. Steel is a worldwide commodity affected by numerous factors. Steel is more recycled than all other materials, and recycled steel is also a worldwide commodity. Demand for steel and recycled steel, and their price, depend on general economic conditions. Recycled steel producers such as a TDP facility do not have many options for selling their product, as the industry is largely concentrated. If the world economic conditions deteriorate or if a TDP facility’s local economic conditions change, it may not be able to sell at the projected price or to sell at all. Such conditions would negatively affect our clients’ results of operations and ours as well.

Processing of some feedstock may not be commercially viable absent of government regulation.

     Certain feedstock could not now be processed practicably because there is currently no system for its collection, or the products derived from it would not provide enough commercial value for a profitable operation of a TDP facility. For such feedstock, governments would need to intervene to impose, for example: a selective collection system, a special fee or tax on certain products to subsidize their recycling at their end-of-life cycle, or a ban on landfilling of these products. Such measures were adopted by many governments for scrap tires or electronics, which significantly reduced their waste volumes. We prefer to use scrap tires as feedstock because we believe a TDP facility using scrap tires may not need tipping fees or carbon credits to be commercially viable.

Government regulations could adversely affect sale or operation of our TDP facilities or handling and sale of their recycled end-products, and we may incur significant costs complying with these regulations.

     The construction and operation of TDP facilities may be subject to the receipt of approvals and operating permits from various regulatory agencies. Those agencies may not approve the projects in a timely manner or may impose restrictions or conditions on a facility that could potentially prevent construction from proceeding, lengthen its expected completion schedule and/or increase its anticipated cost. We may also face local or public opposition to a TDP facility being located in their vicinity, which may obstruct the issuance of the necessary permits.

     TDP facility operations also may be subject to governmental regulations and industry standards regarding the quality and specifications of the products that TDP facility operators are expected to produce, store and sell. For example, the demand for the fuel oil produced by our TDP facilities could be impacted by new regulations concerning sulfur content in fuel oil. Changes in government regulations and industry standards may reduce the capacity of a TDP facility and our customers’ sales volume, thus directly impacting our royalty’s stream. Such regulations could also require us to make capital expenditures to modify the components of the TDP facilities that we plan to manufacture and sell, increasing the prices we must charge, which our clients or potential clients might resist.

     We expect our operations, including the production of oil, carbon black substitute and gas by our clients, to be subject to various federal, provincial/state, regional, local or foreign environmental regulations and permitting requirements and laws, including those relating to quality of air and water. New regulation may impose new and additional costs to achieve and maintain compliance, not to mention new or more stringent standards or other environmental requirements in the future, may limit the operating flexibility of TDP facilities or require changes to the design and installation of new apparatus in future TDP facilities sold and perhaps at existing facilities.

     Our clients may use, produce and transport hazardous substances and materials in the operation of a TDP facility. Such operations are subject to a variety of federal, provincial/state and local laws and regulations governing the use, generation, manufacture, transportation, storage, handling and disposal of these substances, chemicals and materials. Our safety procedures for handling, storing, transporting and disposing of these substances, chemicals, materials and waste products may be incapable of eliminating all the risk of accidental injury or contamination from these activities. In the event of contamination or injury, we could be held liable for any resulting damages, including toxic tort claims. Liability under certain environmental laws for contamination at our current, former or future sites or third-party sites where we have disposed or may dispose of hazardous substances, chemicals or materials can be joint and several and without regard to comparative fault. There can be no assurance that violations of the environmental, health and safety laws could not occur in the future as a result of, but not limited to: human error, accident, equipment failure, simple changes to environmental regulation and standards.

     Compliance with applicable environmental laws and regulations may be expensive, and the failure to deliver equipment that comply with current or future regulations could result in the imposition of fines, revocation of permits, third-party property damage, product liability and personal injury claims, investigation and remediation costs, the suspension of production or a cessation of operations, and our liability may exceed our total assets. Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations, which could impair our research, development or production efforts and harm our business. Consequently, considerable resources may be required to comply with environmental regulations. Federal, provincial or state, local and foreign environmental requirements may substantially increase our costs or delay or prevent the construction and operation of TDP facilities, which could have a material adverse effect on our business, financial condition and results of operations.

Many companies have been developing technology in this area of business. Other parties may have or obtained intellectual property rights which could limit our ability to operate freely. Also, competitors and potential competitors who have greater resources and experience than we do may develop products and technologies that compete with ours; they may use their greater resources to gain market share at our expense.

     Our ability to compete successfully could depend on our ability to develop and maintain proprietary technologies that produce carbon black substitute, fuel oil and steel at commercial-scale and at costs below the prevailing market prices for virgin products.

     Some of our competitors may have substantially greater production, financial, research and development, personnel and marketing resources than we do, and may also have larger and more developed patent portfolios. In addition, certain of our competitors may also benefit from local government programs and incentives that are not available to us. As a result, our competitors may be able to develop competing and/or superior technologies and processes, and compete more aggressively and sustain that competition over a longer period of time than we could. Our technologies and products may be rendered uneconomical or otherwise obsolete by technological advances or entirely different approaches developed by one or more of our competitors. As more companies develop new intellectual property in our markets, the possibility of a competitor acquiring patent or other rights that may limit our products or potential products increases, which could lead to litigation.

     In addition, various governments have recently announced a number of funding programs focused on the development of clean technologies for the reduction of carbon emissions. Such programs could lead to increased funding for our competitors and the rapid increase in the number of participants within the pyrolysis industry.

     Our limited resources relative to some of our competitors may cause us to fail to anticipate or respond adequately to new developments and other competitive pressures. This failure could reduce our competitiveness and market share, adversely affect our results of operations and financial position, and prevent us from achieving or maintaining profitability.

Our commercialization strategy relies in part on our ability to negotiate and execute definitive agreements with third parties.

     Our commercialization strategy involves definitive agreements with numerous third parties for the commercialization of our TDP platform. In particular, and not limited to, for the supply of IT systems, engineering services, parts, financing, construction of facilities, sales and the purchase of our clients’ end-products. We must also negotiate and execute definitive contracts with third parties, such as joint venture partners and licensees, otherwise our failure to do so could adversely affect our results of operations, financial position, and prevent us from achieving our goals.

     In addition, our clients may have to negotiate and enter into definitive agreements with third parties for the financing, tipping fees, carbon credits, as well for feedstock supply. We may have to assist our clients in the negotiation of these types of agreements for which we have limited experience. Each of these agreements is important to our commercialization strategy and that of our clients. We cannot be certain that any of our clients or ourselves for that matter may be able to enter into definitive agreements with any or all of these third parties. If our clients are unable to secure and maintain their business relationships for any reason, our business could be adversely affected.

     Our clients may also rely on other third parties to assist in the sale of carbon black substitute, fuel oil and steel produced by their TDP facility. These third parties may not be effective at selling these products. If they do not fulfill and default on their contractual duties or perform poorly, our business, results of operations and financial condition could be materially and adversely affected.

International operations could expose us to additional risks that we do not face in Canada or the United States, which could have an adverse effect on our operating results.

     We expect to focus the initial commercialization of our TDP technology platform in Canada and in the United States; however, international expansion in other continents is part of our growth strategy. As we expand internationally, our operations could be subject to a variety of risks that we do not face in Canada and in the United States.

     Our overall success in international markets depends, in part, on our ability to succeed in differing legal, regulatory, economic, social and political conditions. We may not be successful in developing a business model that requires implementing policies and strategies, including joint ventures and licensing arrangements that may be required to effectively manage and control risks and expand our business in each country where we plan to do business. Our failure to manage these risks successfully could harm our international operations, reduce our international sales and increase our costs, which could adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

     The value of the Canadian dollar against the U.S. dollar and other currencies is affected by, among other things, changes in the countries’ political and economic conditions including Canada’s foreign exchange policies. During the period between January 2007 and May 2014, the exchange rate between the Canadian dollar and the U.S. dollar has been stable and traded within a narrow band. However, the Canadian dollar fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. It is difficult to predict how long the current situation may last and when and how this relationship between the Canadian dollar and the U.S. dollar may change again.

     Significant revaluation of the Canadian dollar may have a material adverse effect on your investment. The majority of our revenues and costs are denominated in Canadian dollars. Any significant revaluation of our currency may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, Class A Common Shares in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from this initial public offering into Canadian dollars to pay our operating expenses, appreciation of the Canadian dollar against the U.S. dollar would have an adverse effect on the Canadian dollar amount we would receive from the conversion. Conversely, a significant depreciation of the Canadian dollar against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our Class A Common Shares.

     Hedging strategies are available in Canada to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions for this purpose. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Our management has identified internal control deficiencies, which our management believes constitute material weaknesses. Any failure to remediate existing ones or any future material weaknesses or deficiencies in our internal control over financial reporting could harm stockholder and business confidence in our financial reporting, our ability to obtain financing and other aspects of our business.

     In preparing our consolidated financial statements as of and for the year ended December 31, 2013, management has identified deficiencies that may constitute material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The material weaknesses identified was that we did not have sufficient financial reporting and accounting staff with appropriate training in U.S. GAAP and SEC rules and regulations with respect to financial reporting and a lack of segregation of duties. As such, our controls over financial reporting were not designed or operating effectively, and as a result there were adjustments required in connection with closing our books and records and preparing our 2012 and 2013 consolidated financial statements.

     In response to these material weaknesses, we intend to hire additional finance and accounting personnel with appropriate training, build our financial management and reporting infrastructure, and further develop and document our accounting policies and financial reporting procedures. However, we cannot assure you that we will be successful in pursuing these measures or that these measures will significantly improve or remediate the material weaknesses described above. We also cannot assure you that we have identified all of our existing material weaknesses, or that we will not in the future have additional material weaknesses.

     We have not yet remediated the material weaknesses described above, and the remediation measures that we intend to implement may be insufficient to address our existing material weakness or to identify or prevent additional material weaknesses. If our efforts to address the weakness identified are not successful, or if other deficiencies occur, these weaknesses or deficiencies could result in misstatements of our results of operations, restatements of our financial statements, a decline in our stock price and investor confidence or other material effects on our business, reputation, results of operations, financial condition or liquidity, and may require us to incur additional costs to improve our internal control system.

     Neither we nor our independent registered public accounting firm has performed an evaluation of our internal control over financial reporting during any period in accordance with the provisions of the Sarbanes-Oxley Act. In light of the control deficiencies and the resulting material weaknesses that were identified as a result of the limited procedures performed, we believe that it is possible that, had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses and significant control deficiencies may have been identified. However, for as long as we remain an "emerging growth company" as defined in the JOBS Act, we intend to take advantage of the exemption permitting us not to comply with the requirement that our independent registered public accounting firm provide an attestation on the effectiveness of our internal control over financial reporting.

Our management team has a limited history of working together. The growth of our company may place significant demands on our management team and our administrative and financial infrastructure, and therefore they may not be able to execute our business plan.

     Our management team has worked together for only a limited period of time and has a limited track record of executing our business plan as a team. We have recently filled a number of positions in our senior management, finance and accounting staff. Additionally, certain key personnel have only recently assumed the duties and responsibilities they are now performing. Accordingly, it is difficult to predict the effectiveness of our management team, whether individually and collectively.

     We may continue to experience expansion of our management team and administrative and financial infrastructure as we continue to develop and commercialize our technology platform. Our growth has placed, and may continue to place, significant demands on our management and our administrative and financial infrastructure. In particular, continued growth could strain our ability to:

  develop and maintain our relationships with our clients, potential clients, joint venture and strategic partners;

  ensure customer satisfaction

  recruit, train and retain highly skilled personnel;

  maintain our quality standards;

  develop and improve our operational, financial and management controls; and

  enhance our reporting systems and procedures.

     Managing our growth could require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, results of operations and financial condition could be adversely affected.

Loss of key personnel, including key management personnel, engineers and other technical personnel, or failure to attract and retain additional personnel, could harm our commercialization programs, delay the commercialization of our technology platform and harm our research and development efforts and our ability to meet our business objectives.

     Our business spans a variety of disciplines and requires a management team and employee workforce that is knowledgeable in all areas necessary for our operations. The loss of any key member of our management, or key scientific, engineering, technical or operational employees, or the failure to attract or retain such employees, could prevent us from developing and commercializing our TDP platform and executing our business strategy. We may be unable to attract or retain qualified employees in the future due to the intense competition for qualified personnel among refining, alternative and renewable fuel and chemical industries, or due to the unavailability of personnel with the qualifications or experience necessary for our business. In particular, our commercialization endeavors depend on our ability to attract and retain highly skilled technical and operational personnel with particular experience and backgrounds. Competition for such personnel from numerous industries, companies and academic and other research institutions may limit our ability to hire individuals with the necessary experience and skills on acceptable terms. In addition, we expect that the successful execution of our strategy to build multiple TDP facilities and to bring our products to market could require the expertise of individuals experienced and skilled in managing large and complex, first-of-kind capital development projects.

     Each of our employees is an at-will employee, which means that either the employee or we may terminate their employment at any time. If we are unable to attract and retain the necessary personnel, it may adversely affect our ability to commercialize our technology platform, to meet the demands of our potential clients in a timely fashion or to support our internal research and development programs, which could impair our ability to meet our business objectives and adversely affect our results of operations and financial condition.

Risks Related to Our Intellectual Property

There are other companies developing technology in this area of business, and other parties may have or obtain intellectual property rights which could limit our ability to operate freely.

     Our commercial success depends on our ability to operate without infringing the patents and proprietary rights of other parties and without breaching any agreements to which we become a party. We are aware of other parties applying various technologies to produce pyrolysis-based carbon black, fuel oil and steel. We cannot determine with certainty whether patents of other parties may materially affect our ability to conduct our business. Because patents can take several years to issue, there may currently be pending applications, unknown to us, that may result in issued patents that cover our technologies or product candidates. We are aware of a number of patent applications filed by, and patents issued to, third parties relating to aspects of our technologies and products. The existence of third-party patent applications and patents could significantly reduce the scope of coverage of any patents granted to us and limit our ability to obtain meaningful patent protection or conduct our business.

     We cannot be certain that the conduct of our business does not and may not infringe intellectual property or other proprietary rights of others in Canada and in the United States and in foreign jurisdictions. Even if we are able to redesign our technology platform to avoid an infringement claim, our efforts to design around the patent could require significant time, effort and expenses and ultimately lead to an inferior or more costly technology platform.

Patents and other intellectual property may not adequately protect our products and technologies, which may allow competitors to more easily exploit technology similar to ours.

     Our intellectual property portfolio is a valuable asset of our business. Part of our expected market advantage depends on our ability to maintain adequate protection of our intellectual property in Canada, the United States and other countries. To protect our proprietary rights, we rely on a combination of patent and trade secret laws, confidentiality agreements and contractual provisions, along with physical security measures in Canada. As of December 31, 2013, we own two patents on key elements of our technology platform. One patent is for the apparatus (5,820,736 USA; 97403125.4 -2119 EU; 2,194,505 Canada), and the other is for the batch process (5,821,396 USA; 98400031.5 EU; 2,194,805 Canada). We currently have no pending patent and our existing patents expire in the US and in Canada in 2016 and 2017.

     In any event, such patents and other measures we take to protect our intellectual property from use by others may not be effective. During the last five years, we made many technological advancements that have become the heart of our technology. Management chose not to apply for additional patents for the sake of secrecy, in an effort to protect its technological advancements. If we cannot adequately protect our products and technologies, competitors may more easily exploit technology similar to ours and it could adversely affect our competitive business position and results of operations.

Our ability to compete may decline if we are required to enforce or defend our intellectual property rights through costly litigation or administrative proceedings.

     Unauthorized parties may attempt to copy or otherwise obtain and use our TDP technology platform. Identifying unauthorized use of our intellectual property is difficult, because we may be unable to monitor the processes and materials employed by other parties, and the end-products of our proprietary technology may be commodities from which it would be difficult to ascertain the methods or materials used in their production. We cannot be certain that the steps we have taken may prevent unauthorized use of our technology, particularly in countries where enforcement of intellectual property rights is more difficult than in Canada or in the United States. Proceedings to enforce or defend our intellectual property rights could result in substantial costs, even if the eventual outcome were favorable to us, and would divert both funds and other resources from our business objectives. If the outcome of any such proceedings is unfavorable and competitors are able to use our technology without payment to us, our ability to compete effectively could be harmed. Furthermore, the nature of any protection against foreign competition that may be afforded by any patents we may have is often difficult to predict and varies significantly from country to country. Any of these situations could harm our business.

We may not be able to obtain and enforce our intellectual property rights throughout the world.

     We expect in the future to build, or to collaborate with others in building TDP facilities in countries other than Canada or the United States. However, our intellectual property rights outside Canada and the United States may be less extensive than our intellectual property rights in Canada and the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in Canada or in the United States. Consequently, we may not be able to prevent third parties from using our inventions outside Canada or the United States, or from selling or importing products made using our inventions in and into Canada or the United States or other territories. Many companies have encountered significant problems in protecting and enforcing intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection. This could make it difficult for us or our business partners to stop any infringement of our or our licensors’ patents or misappropriation of the subject matter of our other proprietary or intellectual property rights. Proceedings or litigation that we or our partners initiate to enforce our and our licensors’ patents and other proprietary rights in Canada or the United States or foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, and put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not being issued. Additionally, we may provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially valuable. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop, utilize or license. Failure to obtain and enforce our intellectual property rights throughout the world may adversely affect our business and its expansion.

Confidentiality agreements with employees and others may not adequately prevent disclosures of trade secrets and other proprietary information.

     In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how. This information is difficult to protect. We generally seek to protect this information by confidentiality, non-disclosure and assignment of invention agreements with our employees, consultants, scientific advisors, licensees and other third parties. These agreements generally require that all confidential information developed by the party or made known to the party by us during the course of the party’s relationship with us be kept confidential and not disclosed to third parties. However, such agreements may be breached, may not provide adequate remedies, or may be the subject of disputes that may not be resolved in our favor. In addition, third parties could reverse engineer, steal or misappropriate our proprietary technology and/or processes, and others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets and other confidential information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection of our trade secrets and other confidential information could adversely affect our competitive business position.

Risks Related to this Offering and Ownership of Our Class A Common Shares

No public market for our Common Shares currently exists, and an active trading market may not develop or be sustained following this offering.

     Prior to this offering, there has been no public market for our stock. The selling price per share of the Ecolomondo Corporation Inc. Class A Common Shares was arrived at as the result of negotiations between management of the Company and Representatives from Chardan Capital Markets, the sole book running manager and as a practical matter, the underwriter of the offering. This price per share was what the negotiators concluded would be a price at which Chardan, together with its selling broker-dealers, could sell a sufficient number of shares to make the extensive work and expense of the offering worth it to the Company. It would also enable the Company to receive sufficient proceeds to expand its business operations in the manner described in the Registration Statement. The price was not based on any division of the value of the assets of the Company per share, but rather on a view of the future value of the Company and the stock.

     If an active market for our Class A Common Shares does not develop or is not maintained, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all. An inactive trading market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by trading or exchanging our shares as consideration.

Purchasers in this offering should expect immediate and substantial dilution in the book value of their investment.

     The initial public offering price should be substantially higher than the tangible book value per share of our Class A Common Shares based on the total value of our tangible assets less our total liabilities immediately following this offering. Therefore, if you purchase our Class A Common Shares in this offering, you could experience immediate and substantial dilution of approximately $8.972 per share in the price you pay for Class A Common Shares as compared to its tangible book value, assuming an initial public offering price of $10.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus. To the extent outstanding options and warrants to purchase Class A Common Shares are exercised, or options and warrants are issued, there may be further dilution. In addition, future financings that involve the issuance of equity securities could cause our existing stockholders to suffer further dilution. For further information, please see “Dilution” elsewhere in this prospectus.

We are an “emerging growth company” under the U.S. JOBS Act of 2012 and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A Common Shares less attractive to investors.

     We are an “emerging growth company”, as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our Class A Common Shares less attractive because we may rely on these exemptions. If some investors find our Class A Common Shares less attractive as a result, there may be a less active trading market for our Class A Common Shares and our stock price may decrease or may be more volatile.

     We have taken advantage of some of the reduced reporting burdens in this prospectus and may take advantage of additional exemptions in the future. Accordingly, the information contained herein may be different than the information provided by other public companies. We do not know if some investors will find our shares less attractive as a result of our utilization of these or other exemptions. The result may be a less active trading market for our shares and our share price may be more volatile.

     In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards, and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

     We will remain an “emerging growth company” until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1.0 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, (c) the date on which we have issued more than $1.0 billion in non-convertible debt the preceding three-year period, or (d) the last day of our fiscal year containing the fifth anniversary of the date on which our Class A Common Shares become publicly traded in the United States.

Future sales of shares by existing stockholders could cause our stock price to decline.

     If our existing stockholders sell, or indicate an intent to sell, substantial amounts of our Class A Common Shares in the public market after the 180-day contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our Class A Common Shares could decline significantly and could decline below the initial public offering price. We cannot predict the effect, if any, that future public sales of these shares or the availability of these shares for sale may have on the market price of our Class A Common Shares. Based on 20,080,000 Class A Common Shares outstanding as of December 31, 2013, after giving effect to the IPO, we should have 22,380,000 outstanding Class A Common Shares. Of these shares, 2,300,000 shares, including the underwriters’ option of 15% over-allotment, shall be immediately freely tradable, without restriction, in the public market. Our officers, Directors and substantially all of our other stockholders have executed lock-up agreements preventing them from selling any Class A Common Shares they hold for a period of 180 days and restrictions on the quantity of Class A Common Shares that could be sold for a further 180 days from the date of this prospectus. Also, this is subject to certain limited exceptions and extensions described under the section entitled “Underwriting.” Chardan Capital Markets Inc. may, in its sole discretion, permit our officers, Directors and current stockholders to sell shares prior to the expiration of these lock-up agreements.

     After the lock-up agreements pertaining to this offering expire, any additional shares may be eligible for sale in the public market in accordance with and subject to the limitation on sales by affiliates as provided in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. Moreover, 180 days after the completion of this offering, certain holders of shares of our Class A Common Shares should have the right to require us to register these shares under the Securities Act pursuant to an amended and restated investors’ rights agreement. If our existing stockholders sell substantial amounts of our Class A Common Shares in the public market, or if the public perceives that such sales could occur, this could have an adverse impact on the market price of our Class A Common Shares, even if there is no relationship between such sales and the performance of our business.

We do not anticipate paying any cash dividends in the foreseeable future and, accordingly, stockholders must rely on stock appreciation for any return on their investment.

     After the completion of this offering, we do not anticipate declaring any cash dividends to holders of our Class A Common Shares for the foreseeable future. Consequently, investors must rely on sales of their Class A Common Shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends in the foreseeable future should not invest in our Class A Common Shares.

We are controlled by a small group of majority stockholders, and our minority stockholders may be unable to effect changes in our governance structure or implement actions that require stockholder approval, such as a sale of the Company.

     One shareholder owns or controls approximately 81% of our outstanding shares of Class A Common Shares after the IPO Share Adjustments. This stockholder has the ability to control various corporate decisions, including our direction and policies, the election of directors, the content of our charter and bylaws, and the outcome of any other matter requiring stockholder approval, including a merger, consolidation and sale of substantially all of our assets, or other change of control transaction. The concurrence of our minority stockholders may not be required for any of these decisions. This concentration of voting power could delay or prevent an acquisition of us on terms that other stockholders may desire. The interests of this stockholder may not always coincide with your interests or the interests of other stockholders and he may act in a manner that advances his best interests and not necessarily those of other stockholders, including seeking a premium value for their Class A Common Shares, which might affect the prevailing market price for Ecolomondosm’s Class A Common Shares.

We may incur significantly increased costs and devote substantial management time as a result of operating as a public company, particularly after we are no longer an “emerging growth company.”

     Even though as an Emerging Growth Company we may be exempt from certain requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as a public company, we may incur significant legal, accounting and other expenses that we did not incur as a private company. We may be required to comply with certain of the requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC, and NASDAQ Capital Market, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We expect that compliance with these requirements may increase our legal and financial compliance costs and may make some activities more time consuming and costly. In addition, we expect that our management and other personnel may need to divert attention from operations and other business matters to devote substantial time to these public company requirements. Furthermore, after we are no longer an “emerging growth company,” we expect to incur additional management time and cost to comply with the more stringent reporting requirements applicable to companies that are deemed accelerated filers or large accelerated filers, including complying with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

We have not determined a specific use for a portion of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree, and such use may not produce income or increase our Class A Common Shares.

     We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply them. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase the Class A Common Share price, or that these net proceeds will be placed only in investments that generate income or appreciate in value.

Once we become a public company, we will lose some government support for future research and development.

     Federal and provincial governments in Canada have research and development (“R&D”) tax credit programs which are financial incentives to encourage innovation, creation, invention and improvement. These programs are open to all industries and they reimburse admissible expenses made by companies in research and development that correspond to and fulfill the programs’ objectives. R&D Tax credits were an important part of our financial results and were applied against our expenses in R&D. We expect to continue investing in research and development as part of our corporate strategy, therefore we hope to continue benefiting from R&D tax credits in Canada. After we become a public company, we will lose some government support regarding our R&D.

     We are currently entitled to tax credits at a rate of 35% of eligible expenses from Canada Revenue Agency (the Federal authority), and such credits are refunded. As a result of this offering, the rate will drop to 15% and the tax credits will no longer be refundable but will rather be used to reduce any income tax payable. If there are not sufficient taxes to pay in a given year, the unused tax credits will accumulate to offset future taxes payable and will expire 20 years following the year in which they arose. As for Revenue Quebec (the provincial authority), we are currently entitled to tax credits at a rate of 37.5% of eligible expenses and such tax credits are also currently refundable. As a result of this offering, they will continue to be refunded, however the rate will drop to 30%, effective June 5, 2014 as a result of a recent provincial budget. The rate of 30% will be applicable as long as we do not exceed certain thresholds related to assets. If the thresholds are exceeded, the rate would be reduced to 14%.

     Furthermore, governments in general are looking for ways to reduce their budgets and in the future they may choose to further reduce or eliminate altogether R&D incentives. This policy could reduce our R&D efforts in the future and may cause us to lose ground on our technological advancements. These changes would negatively affect our results of operations.

Because of our status as a foreign private issuer, our shareholders do not receive the same protections as shareholders of a U.S. company.

     Upon the completion of this offering, we will become subject to periodic reporting and other information requirements of the Exchange Act as applicable to foreign private issuers and will file reports, including annual reports on Form 20-F, and other information with the SEC. As we are a foreign private issuer, we are exempt from some of the Exchange Act reporting requirements, the rules prescribing the furnishing and content of proxy statements to shareholders, the requirements of Regulation FD (Fair Disclosure) and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares. Accordingly, because our reporting obligations are limited as a foreign private issuer, our shareholders do not receive the same protections as shareholders of a U.S. company.

Investors risk loss of use of funds subscribed, with no right of return, during the offering period.

     We cannot assure you that all or any Class A Common Shares will be sold. Chardan Capital Markets is offering our Class A Common Shares on a “best efforts minimum/maximum basis.” We have no firm commitment from anyone to purchase all or any of the Class A Common Shares offered. If subscriptions for a minimum of 1,327,500 Class A Common Shares are not received on or before the date that is 60 days following the date of this prospectus, escrow provisions require that all funds received be promptly refunded. If refunded, investors will receive no interest on their funds. During the offering period, investors will not have any use or right to return of the funds.

Class A Common Shares would be diluted if Class J Preferred Shares are converted into Class A Common Shares.

     As of December 31, 2013, 3,988,879 Class J Preferred Shares, with a par value of C$1.00 per share, have been issued to a holding company, 3212521 Canada Inc., that is controlled by our controlling shareholder Elio Sorella, in payment of loans. The Class J Preferred Shares are dividend-bearing, cumulative, redeemable and convertible. The issued and fully paid up shares are to be redeemable only at the option of the Company and only when the shareholders’ equity is $15,000,000 and cash and cash equivalents are greater than $10,000,000. If the Preferred Shares are not redeemed within 30 months from the date of issuance (June 30, 2013 and September 9, 2013), then 3212521 Canada Inc. has the option to convert the shares to Class A Common Shares. The number of Class A Common Shares to be issued would be determined by dividing the number of Class J Preferred Shares being converted by the fair value of the Class A Common Shares on the conversion date. If this conversion is effected, you would have immediate dilution of your Class A Common Shares and their attached rights.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that involve risks and uncertainties relating to future events or our future financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, statements concerning:

  we are a development stage company and have limited operating history and generated limited revenue. Our business will not succeed if we and our customers are unable to successfully commercialize our TDP facilities by producing and selling commodity products resulting from operations;

  we have not yet delivered a turnkey plant and we may experience technical challenges developing a commercial-scale production platform and processes that we are unable to overcome;

  we have a limited operating history and a history of net losses, and we expect significant increases in our costs and expenses to result in continuing losses as we seek to commercialize our TDP facilities producing fuels and chemicals;

  we have no experience producing or selling carbon black substitute, fuel oil or steel at a commercial-scale;

  we have no experience in building the TDP facilities, and we may not succeed if we cannot effectively scale our proprietary technology platform;

  the results we achieved at our Pilot facility may not be indicative of the results we may achieve at our planned Launch facility because we expect to use certain technologies at Launch that differ from or are in addition to the technologies that we tested at Pilot;

  the actual cost of constructing, operating and maintaining our TDP facilities may be significantly higher than we plan or anticipate;

  our ability to finance the construction of the Launch facility or our operations is uncertain and we may need substantial additional capital in the future in order to expand our business, and our failure to obtain such capital could materially interfere with our business plans and growth strategies;

  we are not sure of our customers’ ability to sell the end-products at prices that are profitable;

  we are not sure of our customers’ ability to secure sufficient feedstock quantities;

  we are not sure of our customers’ ability to secure tipping fees on feedstocks that otherwise are unprofitable to treat;

  we are not sure of our customers’ ability to secure and maintain all necessary regulatory approvals for the production of carbon black substitute, fuel oil and steel and to comply with applicable laws and regulations;

  competitors and potential competitors who have greater resources and experience than we do may develop products and technologies that compete with ours or may use their greater resources to gain market share at our expense;

  there are many companies developing technology in this area of business, and other parties may have or obtain intellectual property rights which could limit our ability to operate freely;

  our ability to obtain, maintain and protect the intellectual property rights necessary to conduct our business can be limited or ineffective; and,

  the inherent risks and uncertainties caused by changing government policies and regulations are beyond our control.

     Furthermore, in some cases, you can identify forward-looking statements by terminology such as “may,” “could,” “will,” “should”, “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue”, the negative of such terms or other comparable terminology. These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined in the Risk Factors section above. These factors may cause our actual results to differ materially from any forward-looking statement.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We disclaim any duty to update any of these forward-looking statements after the date of this prospectus.

USE OF PROCEEDS

     We estimate that our net proceeds from the sale of Class A Common Shares in this offering should be approximately, based on an assumed initial public offering price of $7.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses that we must pay in connection with this offering:

  $8,078,742, assuming the minimum number of Class A Common Shares is sold; or,
  $14,290,100, assuming the maximum number of Class A Common Shares is sold and if the underwriter exercises in full its option to purchase additional shares.

     Each $1.00 increase or decrease in the assumed initial public offering price would increase or decrease, as applicable, our cash and cash equivalents, working capital, total assets and total shareholders’ equity by approximately $1,211,344, assuming that the minimum number of Class A Common Shares offered by us are sold, or $2,098,750, assuming that the maximum number of shares offered by us are sold, as set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions but not taking into consideration estimated offering expenses payable by us of $400,000.

     Almost all of the net proceeds from this offering are to be used to finance projects and the expansion of Ecolomondosm. The Company is debt free and does not have to use these funds to reimburse loans or debt.

     We intend to use approximately $6,000,000 of the net proceeds we expect to receive from this offering to finance our portion of equity and working capital needs for the joint venture that is buying Launch. Launch is our first planned commercial facility that should be built in Hawkesbury (Ontario), Canada, in a joint-venture with ERCG. Please read “Financial Details of our Launch Project” for additional details, at page 53.

We are planning the construction and commissioning of Launch to be performed by third parties. If we raise $2,500,000 or more above the minimum offering, we anticipate using all or part of these proceeds for an assembly plant to build and assemble equipment and apparatus for turnkey TDP plants that we hope to sell in the future. This amount includes $1,500,000 in capital investments and start up costs, and $1,000,000 in working capital. Should we fail to raise the additional $2,500,000, we will postpone our plans to build the assembly plant. If we proceed with the assembly plant, it may require the addition of up to 30 employees, including administrative, engineers, chemists, welders, mechanics and general labor.

     Currently, we have no specific plan for the use of the remainder of the net proceeds and intend to use such proceeds for general corporate purposes, including public company compliance costs, working capital needs, operating expenses and costs associated with R&D and future development of our business. As of the date of this prospectus, we cannot allocate specific amounts of the net proceeds other than for purposes outlined above. Accordingly, we expect management to have significant flexibility in applying the net proceeds of this offering. Pending their use, we intend to invest the net proceeds of this offering in short-term, interest-bearing instruments.

DIVIDEND POLICY

     We have not declared or paid any cash dividends on our capital stock, and we do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We currently expect to retain all future earnings, if any, in the operation and expansion of our business. We anticipate any future determination relating to our dividend policy to be at the discretion of our Board of Directors, subject to compliance with covenants in agreements governing any indebtedness, and may depend on our results of operations, financial condition, capital requirements and other factors deemed relevant by our Board of Directors.

CAPITALIZATION

The following Table sets forth our cash and cash equivalents and capitalization as of June 30, 2014 on:

  an ACTUAL basis; and,

  a PRO FORMA AS ADJUSTED basis to give effect to the issuance and sale of the minimum and maximum number of Class A Common Shares offered in this offering at an assumed public offering price of $7.00 per share, after deducting underwriting discounts, commissions, management fee and estimated offering expenses of $400,000. You should read this table together with “Use of Proceeds,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

Minimum Offering
	As of June 30, 2014
		Pro Forma	Pro Forma As
1,327,000 Class A Common Shares	Actual	As Adjusted	Adjusted (1)
	C$	C$	US$
Cash and Cash Equivalents	37,289	9,013,669	8,112,302
Long term Debt	-	-	-

Class A Common Shares, no par value, unlimited shares authorized; 20,080,000 shares issued and outstanding, actual; 21,407,500 shares issued and outstanding, proforma as adjusted.(2)	8,772,114	17,748,494	15,973,645
Class J Preferred Shares C$1.00 par value, unlimited number of shares authorized; 3,988,879 shares issued and outstanding, actual; no additional shares authorized, issued or outstanding, proforma as adjusted.	3,988,879	3,988,879	3,589,991
Deficit accumulated during development stage	(6,836,270)	(6,836,270)	(6,152,643)
Total Shareholder's Equity(3)	5,924,723	14,901,103	13,410,993
Total Capitalization(3)	$5,924,723	$14,901,103	$13,410,993

Maximum Offering
	As of June 30, 2014
		Pro Forma	Pro Forma As
2,300,000 Class A Common Shares (4)	Actual	As Adjusted	Adjusted (1)
	C$	C$	US$
Cash and Cash Equivalents	37,289	15,915,178	14,323,660
Long term Debt	-	-	-
Class A Common Shares, no par value, unlimited shares authorized; 20,080,000 shares issued and outstanding, actual; 22,380,000 shares issued and outstanding, proforma as adjusted.(2)	8,772,114	24,650,003	22,185,003
Class J Preferred Shares C$1.00 par value, unlimited number of shares authorized; 3,988,879 shares issued and outstanding, actual; no additional shares authorized, issued or outstanding, proforma as adjusted.	3,988,879	3,988,879	3,589,991
Deficit accumulated during development stage	(6,836,270)	(6,836,270)	(6,152,643)
Total Shareholder's Equity(3)	5,924,723	21,802,612	19,622,351
Total Capitalization(3)	$5,924,723	$21,802,612	$19,622,351

(1)

The Pro forma as adjusted information discussed above for both the minimum and maximum offering is illustrative only. Our additional paid-in capital, total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual public offering price and other terms of this offering determined at pricing.

(2)	20,080,000 Class A Common Shares reflects the 25 to 1 Reverse Stock Split to be completed prior to the filing of this prospectus.
(3)

A $1.00 increase (decrease) in the assumed initial public offering price of $7.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization by $1,211,344 for the minimum amount offered of Class A Common Shares, and $2,098,750 for the maximum amount offered of Class A Common Shares, after deducting the estimated underwriting discounts and commissions but not taking into consideration estimated offering expenses payable by us of $400,000.

(4)	These figures include 300,000 Class A Common Shares that represent the underwriters’ over-allotment option of 15%.

DILUTION

     If you invest in our Class A Common Shares, your interest may be diluted to the extent of the difference between the public offering price per share of our Class A Common Shares and the pro forma as adjusted net tangible book value per share of our Class A Common Shares after this offering. Dilution results from the fact that the public offering price per share is substantially in excess of the book value per Class A Common Share attributable to the existing shareholders for our presently outstanding Class A Commons Shares. All information in this Dilution section reflects a 25 to 1Reverse Stock Split that will be effected prior to this offering.

     The discussion and tables in this section regarding dilution are based on 20,080,000 Class A Common Shares issued and outstanding, as of December 31, 2013, after giving effect to the minimum of 1,327,500, and the maximum of 2,000,000 Class A Common Shares (which excludes the underwriter’s over-allotment option of 15%) to be offered in this IPO. The maximum number of Class A Common Shares to be outstanding after this offering is 22,080,000, which excludes 300,000 shares of our Class A Common Shares issuable upon the exercise of the underwriters’ over-allotment option to purchase Class A Common Shares at an exercise price of $7.00 per share, less the underwriter’s discount of $0.613 per share.

     Our pro forma net tangible book value as of December 31, 2013 was $4,839,310, or $0.241 per Class A Common Share. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of outstanding Class A Common Shares on December 31, 2013, after giving effect to the IPO. Dilution is determined by subtracting net tangible book value per Class A Common Share from the assumed public offering price per share of $7.00 per Class A Common Share.

If the minimum amount of Class A Common Shares is sold

     Our pro forma as adjusted net tangible book value as of December 31, 2013, after giving effect to the sale of the minimum amount of Class A Common Shares in this offering at an assumed initial public offering price of $7.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses of $400,000 payable by us, would have been approximately $12,918,052, or $0.603 per Class A Common Share. This represents an immediate increase in pro forma as adjusted net tangible book value of $0.362 per share to existing shareholders and an immediate dilution of $6.397 per share to new investors, or approximately 91.4% of the assumed initial public offering price of $7.00 per share.

     The following Table illustrates this per share dilution:

Minimum Offering
Assumed initial public offering price per share		$7.00
Pro forma net tangible book value per Class A Common Share as of December 31, 2013 before giving effect to this offering	$0.241
Increase in pro forma net tangible book value per share attributed to new investors purchasing shares in this offering	$0.362
Pro forma as adjusted net tangible book value per share after this offering		$0.603
Dilution per share to investors in this offering		$6.397

     A $1.00 increase (decrease) in the assumed initial public offering price of $7.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) our pro forma as adjusted net tangible book value by $1,211,344, the pro forma as adjusted net tangible book value per share by $0.057 per share and the dilution in the pro forma net tangible book value to new investors in this offering to $6.340 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and taking into consideration estimated offering expenses payable by us of $400,000.

     The Table below summarizes, on a pro forma basis as of December 31, 2013 (giving effect to the IPO Share Adjustments), the number of Class A Common Shares purchased from us, the total consideration paid to us, and the average price paid per share by both existing shareholders and by new investors purchasing Class A Common Shares in this offering at an assumed initial public offering price of $7.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Minimum Offering
					Average Price
	Shares Purchased		Total Consideration		Per Share

	Number	Percent	Amount	Percent

Existing stockholders	20,080,000	93.80	$5,332,250	36.46	$0.266
Investors participating in this offering	1,327,500	6.20	$9,292,500	63.54	$7.00
Total	21,407,500	100.00	$14,624,750	100.00

     A $1.00 increase (decrease) in the assumed initial public offering price of $7.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors by $1,211,344, assuming the minimum number of shares offered by us are purchased, as set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions but not taking into consideration estimated offering expenses payable by us of $400,000.

If the maximum amount of Class A Common Shares is sold

     Our pro forma as adjusted net tangible book value as of December 31, 2013, after giving effect to the sale of the maximum amount of Class A Common Shares in this offering at an assumed initial public offering price of $7.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses of $400,000 payable by us, would have been approximately $19,129,410, or $0.866 per Class A Common Share. This represents an immediate increase in pro forma as adjusted net tangible book value of $0.625 per share to existing shareholders and an immediate dilution of $6.134 per share to new investors, or approximately 87.63% of the assumed initial public offering price of $7.00 per share.

     The following Table illustrates this per share dilution:

Maximum Offering
Assumed initial public offering price per share		$7.00
Pro forma net tangible book value per Class A Common Share as of December 31, 2013 before giving effect to this offering	$0.241
Increase in pro forma net tangible book value per share attributed to new investors purchasing shares in this offering	$0.625
Pro forma as adjusted net tangible book value per share after this offering		$0.866
Dilution per share to investors in this offering		$6.134

     A $1.00 increase (decrease) in the assumed initial public offering price of $7.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) our pro forma as adjusted net tangible book value by $2,098,750, the pro forma as adjusted net tangible book value per share by $0.095 per share and the dilution in the pro forma net tangible book value to new investors in this offering to $6.039 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and taking into consideration estimated offering expenses payable by us of $400,000.

     If the underwriters exercise their over-allotment option in full, which is 15% of Class A Common Shares offered in this IPO or 300,000 shares, the pro forma as adjusted net tangible book value could increase to $0.952 per share, representing an immediate increase to existing stockholders of $0.086 per share and an immediate dilution of $6.048 per share to new investors.

     The Table below summarizes, on a pro forma basis as of December 31, 2013 (giving effect to the IPO Share Adjustments), the number of Class A Common Shares purchased from us, the total consideration paid to us, and the average price paid per share by both existing shareholders and by new investors purchasing Class A Common Shares in this offering at an assumed initial public offering price of $7.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Maximum Offering
					Average Price
	Shares Purchased		Total Consideration		Per Share

	Number	Percent	Amount	Percent

Existing stockholders	20,080,000	90.94	$5,332,250	27.58	$0.266
Investors participating in this offering	2,000,000	9.06	$14,000,000	72.42	$7.00
Total	22,080,000	100.00	$19,332,250	100.00

     A $1.00 increase (decrease) in the assumed initial public offering price of $7.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) total consideration paid by new investors by $2,098,750, assuming the maximum number of shares offered by us are purchased, as set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions but not taking into consideration estimated offering expenses payable by us of $400,000.

     If the underwriters exercise their option to purchase additional shares in full, our existing stockholders would own approximately 89.73% and our new public investors would own approximately 10.27% of the total number of our Class A Common Shares outstanding upon the completion of this offering.

Class J Preferred Shares

     As of December 31, 2013, 3,988,879 Class J Preferred Shares, with a par value of C$1.00 per share, have been issued to a holding company, 3212521 Canada Inc., that is controlled by our controlling shareholder Elio Sorella, in payment of loans. The Class J Preferred Shares are dividend-bearing, cumulative, redeemable and convertible. The issued and fully paid up shares are to be redeemable only at the option of the Company and only when the shareholders’ equity is $15,000,000 and cash and cash equivalents are greater than $10,000,000. If the Preferred Shares are not redeemed within 30 months from the date of issuance (June 30, 2013 and September 9, 2013), then 3212521 Canada Inc. has the option to convert the shares to Class A Common Shares. The number of Class A Common Shares to be issued would be determined by dividing the number of Class J Preferred Shares being converted by the fair value of the Class A Common Shares on the conversion date. If this conversion is effected, you would have immediate dilution of your Class A Common Shares and their attached rights.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and the other financial information appearing elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of various factors, including those discussed below and those discussed in the section entitled “Risk Factors” included elsewhere in this prospectus. Because we have not generated any on-going revenue, we believe that the financial information contained in this prospectus is not indicative of, or comparable to, the financial profile that we expect to have if and when we begin to generate revenue. Except to the extent required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Overview

     We are a development stage clean tech company that has designed, engineered and developed a thermo-reaction process using a pyrolysis platform that converts hydrocarbon waste into marketable commodity products. We plan to manufacture turnkey facilities based on this technology platform and sell them to clients or operate them through wholly-owned subsidiaries or joint ventures, and to collect royalties from their operation. We expect these turnkey plants to be attractive to clients because of low capital investment and because of a global environmental need to better manage and to effectively treat hydrocarbon waste.

     Our process, a Canadian developed green technology, is called Thermal Decomposition Process, which we refer to as “TDP”. Our proprietary and patented technology can treat various types of hydrocarbon waste, the most common types for TDP being tires, plastics, disposable diapers, asphalt roof shingles and automobile shred residue. We believe our process will extract higher value from their decomposition, because of the superior quality and consistency of the end-products, when compared to other technologies and other forms of recycling.

     We intend to initially focus on tire waste as a feedstock. Tire waste as a feedstock produces carbon black substitute, oil, steel and gas. Presently, end-products resulting from tire waste have higher value when compared to products from other types of hydrocarbon waste.

     We were incorporated on January 9, 2007, for the sole purpose of acquiring a pilot scale pyrolysis facility, along with its intellectual property, located in Contrecoeur (Quebec), Canada. The acquisition was completed on March 25, 2009, and, since then, our research team has made many technological advancements as they operated the Pilot facility and brought it to what we believe to commercial readiness. We believe our TDP proprietary platform is a comprehensive, effective and green solution that responds to today’s challenges of efficiently treating hydrocarbon waste and reducing the need to landfill. Our Pilot facility ran our latest generation TDP technology with two reactors, each reactor having the capacity to process a 12,000 lbs batch in less than 8 hours, or 18 tons of waste per day, with practically no residue.

     The technological advancements in the process and post process treatment of the products produced, along with high output and low production costs, should provide each TDP facility with a competitive advantage when compared to other technologies and platforms. We expect our process to be able to create quality products and extract the highest value out of hydrocarbon waste and at production yields that would be commercially viable.

     We anticipate revenue for the TDP turnkey facilities to come from the sale of resulting end-products, along with possible tipping fees and carbon credits.

     We expect to complete a joint venture agreement with ERCG for the sale of our first commercial turnkey TDP facility, which we refer to as “Launch”, which may be built in Hawkesbury (Ontario), Canada, because we believe there is sufficient supply of tire waste feedstock. If we are successful, we intend to use Launch as a showpiece and help us garner attention for the cutting edge technology of TDP platform.

     We expect the sale price of the Launch facility to be $17,550,000 to the joint venture. In addition to this sale price, we expect the joint venture to require $950,000 in working capital, so the total cash requirement for the joint venture is $18,500,000. We intend to use approximately $6,000,000 of the net proceeds of this offering and $3,250,000 in profits from the sale of Launch to finance our portion of equity and working capital needs for Launch. In addition to funds contributed by us, we intend to finance the construction and working capital needs of Launch with capital contributions made by our joint venture partner in the amount of $9,250,000. We expect our joint venture partner to contribute $900,000 and secure $8,350,000 of debt financing.

     We expect to begin construction of Launch in the first quarter of 2014 and to begin operating within a year. We are currently negotiating with several engineering firms to build Launch. When ready, the plant should be housed in a 25,000 sq. ft industrial building and include our latest generation reactor model EC5000. Production yields should be 24 tons per day, per reactor, with a capacity of 48 tons per day.

     In May 2014, we have also signed a Letter of Intent with a group from New Jersey for the sale of an 8-reactor turnkey facility for $60,000,000. We expect to start building the New Jersey TDP facility in 2015. We believe that this facility to become showcase for an 8-reactor facility.

     We expect Ecolomondo’s sm revenue to be generated from selling, constructing and commissioning our turnkey TDP facilities, selling replacement parts, providing technical and IT services, extended warranty and service contracts, and training, and from third-party licensees. We also expect to generate revenue from the operation of wholly- or jointly-owned facilities, and to collect royalties from the operation of TDP facilities. We expect revenues from joint ventures to flow to us by way of dividends, and results of operations are not to be integrated into our consolidated financial statements.

Results of Operations

Past results of operations are not indicative of future activities. Since 2007 our operations have been limited to research towards the development of our TDP platform. Revenues and Expenses in our financial statements are indicative of a Pilot plant performing mostly research and development. We have compared financial results for the year ended December 31, 2013 to financial results for the year ended October 31, 2012, as there is no seasonality in our financial results, and as indicated our financial results are indicative of a Pilot plant performing research and development incurring mostly expenses and generating ancillary revenues. As a result, we have not yet generated any significant revenue and have been subjected to continued losses totaling C$5,889,874 as of December 31, 2013. We expect to continue to incur losses through the balance of 2014 and possibly through 2015 as we continue into the commercialization stage of our business.

     Table 1 presents our historical financial data as of the dates and for the periods indicated. They have been derived from our audited financial statements that are included elsewhere in this prospectus:

Table 1

	Year ended Dec. 31, 2013			Year ended Oct.		Two-month period		Two-month period		Cumulative Jan. 9,
Summary of Operations Data				31, 2012		ended Dec. 31, 2012		ended Dec. 31, 2011		2007 to Dec. 31, 2013
(currency)	C$	US$	%	C$	%	C$	%	C$	%	C$	%

Revenues	364,530	328,077		121,949		18,523		25,296		725,944

Expenses
General and administrative expenses	264,987	238,488	16%	136,062	8%	66,299	19%	209,990	48%	1,028,095	12%
Research and development, net	16,505	14,855	1%	55,055	3%	49,287	14%	0	0%	829,352	10%
Rent to companies under common control	120,250	108,225	7%	120,250	7%	20,000	6%	20,000	5%	566,092	6%
Depreciation of equipment	980,398	882,358	59%	962,004	59%	162,228	47%	158,281	36%	4,548,437	52%
Amortization of intangible assets	280,753	252,678	17%	280,753	17%	46,792	14%	46,792	11%	1,333,576	15%
Stock based compensation expense	-	-	0%	66,545	4%	-	0%	-	0%	66,545	1%
Financial expenses	112	101	0%	4,966	0%	266	0%	1,995	0%	305,726	4%
Loss on disposition of land and building	-	-	0%	-	0%	-	0%	-	0%	43,414	0%
Total expenses	1,663,005	1,496,705		1,625,635		344,872		437,058		8,721,237

			Note: % are percentage of Total Expenses.

Loss before income tax	(1,298,475)	(1,168,628)		(1,503,686)		(326,349)		(411,762)		(7,995,293)

Income taxes
Current	-	-		-		-		-		-
Deferred	(325,455)	(292,910)		(475,378)		(54,224)		(57,092)		(2,105,419)
	(325,455)	(292,910)		(475,378)		(54,224)		(57,092)		(2,105,419)
Net loss	(973,020)	(875,718)		(1,028,308)		(272,125)		(354,670)		(5,889,874)

     Revenues. Since beginning in 2007, we have generated minimal revenue of C$725,944. This came from the sale of end-products produced but mostly from the sale of excess tire shreds.

     General and administrative expenses. Our general and administrative expenses reflect all expenses that we consider overhead and administrative salaries. In addition to the administrative expenses, overhead expenses include advertising and marketing, travel, utilities, insurance, communications and professional fees. General and administrative expenses were C$264,987 for the year ended December 31, 2013, in comparison to C$136,062 for the year ended October 31, 2012. The increase in general and administrative expenses is mainly due to the fact that now that the technology platform has become more mature, the Company is focusing its efforts on commercializing its technology and therefore incurring additional costs in meeting potential clients and preparing Memoranda of Understanding and Letters Of Intent.

     Research and development expenses. Research and development expenses consist primarily of expenses for personnel focused on finding and developing improved processes and operations. These expenses also consist of facilities costs, lab materials and related overhead. Our research and development expenses have included the costs associated with our Pilot facility. We expense all of our research and development costs that are normally offset by R&D tax credits as they are incurred. Research and development expenses incurred for the year ended December 31, 2013, the two-month period ended December 31, 2012 and the year ended October 31, 2012 were C$362,032, C$161,787 and C$621,158, respectively. The decrease in the research and development expenses is as a direct result of the efforts put in the technology platform to bring to a point where now it is ready for commercialization. Since we have developed Ecolomondo’s sm value with technology and innovation, it is natural that we plan to keep doing so as a continuous effort to expand our intellectual property, automation, process design and efficiency. Accordingly, we expect to incur ongoing research and development expenses.

     Federal and provincial governments in Canada have R&D tax credit programs which are financial incentives to encourage innovation, creation, invention and improvement. These programs are open to all industries and they reimburse admissible expenses made by companies in research and development that correspond to and fulfill the programs’ objectives. They were an important part of our financial results and are applied against our expenses in R&D. R&D tax credits recognized for the year ended December 31, 2013, the two-month period ended December 31, 2012 and the year ended October 31, 2012 were C$345,527, C$112,500 and C$566,103 respectively. The decrease in the R&D tax credits is directly linked to the fact that less research and development expenses were incurred in the year ended December 31, 2013 versus the year ended October 31, 2012. We expect to continue investing in research and development as part of our corporate strategy, therefore we intend to continue benefiting from R&D tax credits in Canada. After we become a public company, we will lose some government support regarding our R&D. We are currently entitled to tax credits at a rate of 35% of eligible expenses from Canada Revenue Agency (the Federal authority), and such credits are refunded. As a result of this offering, the rate will drop to 15% and the tax credits will no longer be refundable but will rather be used to reduce any income tax payable. If there are not sufficient taxes to pay in a given year, the unused tax credits will accumulate to offset future taxes payable and will expire 20 years following the year in which they arose. As for Revenue Quebec (the provincial authority), we are currently entitled to tax credits at a rate of 37.5% of eligible expenses and such tax credits are also currently refundable. As a result of this offering, they will continue to be refunded, however the rate will drop to 30%, effective June 5, 2014 as a result of a recent provincial budget.

     In our results, R&D expenses are more volatile because they are dependent on the R&D tax credits; higher credits lower expenses, and vice versa. If the expense is more labor related, R&D tax credits would be more generous and would lower the net Research and development expenses. If the expense is more parts and equipment, R&D tax credits would be less generous and would raise the net Research and development expense.

     Rent to companies under common control. We have two leases with companies under common control (see “Lease and Contractual Obligations”). The leases require total monthly payments of C$10,021 and the expense reflects such lease obligations. The expense for the year ended December 31, 2013, the two-month period ended December 31, 2012 and the year ended October 31, 2012 amounted to C$120,250, C$20,000 and C$120, 250 respectively.

     Depreciation of Equipment. Equipment is accounted for at cost less accumulated depreciation. Depreciation is based on estimated useful life using a straight line method.

     The depreciation expense amounted to C$980,398, C$162,228 and C$962,004, respectively, for the year ended December 31, 2013, the two-month period ended December 31, 2012 and the year ended October 31, 2012. The slight increase in depreciation expense reflects the depreciation of additions to equipment in each of the periods.

     Amortization of intangible assets. Amortization on patents is expensed on a straight line basis over 10 years. The amortization takes into account the estimated legal lives of the patents

     Stock-based compensation expense. In the year ended October 31, 2012, we issued 554,545 Class A Common Shares to certain key employees for a nominal consideration of $0.0001 per share. The shares issued were part of the remuneration for such employees and therefore an expense of C$66,545 was recorded as stock-based compensation. The stock based compensation expense was determined based $0.12 per share which represented the price per share of previous share issuances to independent shareholders.

     Financial expenses. In 2009, to improve working capital, the company borrowed C$125,000 from a government sponsored program managed by an organization called Local Development La Jamerais. This loan was repaid in full in the first half of 2012. In 2010 the company borrowed C$225,000 from R&D Capital against R&D tax credits which was repaid in full in January 2012. As of December 31, 2013, there are no outstanding loans or outstanding long term debt. Financial expenses, which include interest expense, were only C$112 for the year ended December 31, 2013 and C$4,966 for the year ended October 31, 2012.

     Loss before income taxes. Loss before income tax for the year ended December 31, 2013 amounted to C$1,298,475 in comparison to a loss of C$1,503,686 for the year ended October 31, 2012. Losses are a variable of the R&D tax credits to be received. If the expenses were more labor related, R&D tax credits were higher and consequently losses were lower. If expenses were more parts and equipment, then R&D tax credits would be lower and consequently increase losses. In addition, the losses incurred are also a factor of the ancillary revenue generated mainly from the sale of excess tire shreds. In the year ended December 31, 2013, revenues were C$364,530 in comparison to revenues of C$121,949 for the year ended October 31, 2012, thereby contributing to the reduction in the loss. In 2013, the additional revenues were in part offset by the additional general and administrative expenses incurred in commercializing our technology.

     Income taxes. We use the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of assets and liabilities. They are measured by applying enacted tax rates and laws at the date of the consolidated financial statements for the years in which the temporary differences are expected to reverse. Valuation allowances in respect of deferred tax assets are provided for if, based upon the weight of available evidence, it is more likely than not that all or a portion of the deferred income tax assets will not be realized. We account for uncertain tax positions in accordance with ASC Topic 740-10, which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements. According to ASC Topic 740-10, tax positions must meet a more-likely-than-not recognition threshold. Our accounting policy is to classify interest and penalties relating to uncertain tax positions under income taxes. We did not recognize any such items in the year ended December 31, 2013 (nil for the two-month period ended December 2012 and nil for the year ended October 31, 2012), nor did we recognize any liability with respect to unrecognized tax position in its balance sheet.

     As of December 31, 2013, we have net operating loss carry forwards of approximately C$2,626,000 (C$2,498,000 as of December 31, 2012 and $2,239,000 as of October 31, 2012) that may be available to reduce taxable income in future years in various amounts through to 2033. The future tax benefits which may arise as a result of these losses have been recognized in the consolidated financial statements to the extent that taxable temporary differences exist to offset them, as their realization is determined not likely to occur and accordingly, we have recorded a valuation allowance for the tax losses in excess of the taxable temporary differences. Had there not been any taxable temporary differences, then we would have recorded a valuation allowance on all of the tax losses.

     Unused tax losses for which no deferred tax assets have been recognized on the consolidated financial statements are as follows:

Unused Tax Losses
	December 31, 2013	December 31, 2012	October 31, 2012
	C$	C$	C$

Unused Tax Losses	1,855,000	1,773,000	1,647,000

The reconciliation of the combined Canadian federal and provincial statutory income tax rate to our effective income tax rate is detailed as follows:

Reconciliation of the Combined Tax Rates

	Year ended	Year ended	Two-month	Two-month	Cumulative
	Dec. 31, 2013	Oct. 31, 2012	period ended	period ended	Jan. 9, 2007 to
			Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2013

	%	%	%	%	%
				(Unaudited)
Combined federal and
provincial income tax rate	26.90	26.90	26.90	28.40	28.59
Change in statutory rates		11.47			6.14
Stock based compensation		(1.19)			(0.27)
Valuation allowance	(1.73)	(1.94)	(10.49)	(15.83)	(5.43)
Other	(0.11)	(3.63)	0.21	1.30	(2.74)
	25.06	31.61	16.62	13.87	26.29

     The most significant element in the income tax rate reconciliation is the change in statutory rate in the year ended October 31, 2012. This reflects the fact that in 2012, the federal statutory rate went from 16.5% to 15% resulting in a decrease to the net deferred income tax liabilities recorded and increasing the effective income tax rate. The variations in the valuation allowance are mainly due to the additional losses incurred in each of the periods.

Cash Flows

Cash Flows
	Year ended	Year ended	Two-month	Two-month	Cumulative
	Dec. 31, 2013	Oct. 31, 2012	period ended	period ended	Jan. 9, 2007 to
			Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2013
Operating Activities	(794,052)	293,540	(224,328)	(192,602)	(2,945,168)
Investing Activities	(83,650)	(303,809)	(48,935)	0	(3,617,039)
Financing Activities	877,710	10,681	273,652	192,596	6,563,036
Net increase in cash	8	412	389	(6)	829

Operating activities. Net cash used in our operating activities for years ended December 31, 2013, October 31, 2012 and October 31, 2011 are fairly consistent from year to year. In the year ended October 31, 2012, less net cash was needed because R&D tax credits were collected in that year totaling C$780,366 that were from previous years. In the year ended December 31, 2013, operating expenses increased because we hired additional consultants. Also R&D tax credits for that year were lower because of a lower research and development activity.

Investing activities. Net cash used in investing activities were a result of equipment that was purchased for R&D and that was capitalized. For the year ended October 31, 2012, we invested C$303,809, as compared to fiscal years ended December 31, 2013 which were quite lower at C$83,650, because we purchased more equipment and automation hardware.

Financing activities. The Company depends on its controlling shareholder to fund the operations and capital purchases of our Company. The controlling shareholder through holding companies that he controls has opted to convert C$3,988,879 of debt into equity through preferred Class J shares. Other than for the year ended October 31, 2012 in which amounts for R&D tax credits totaling C$780,366 were collected for previous years and reduced the need for cash, cash requirements are normally quite stable. Note that the net increase in cash, as can be seen in the Table of Cash Flows, is negligible from year to year because the controlling shareholder injects cash on, on as needed basis.

Concentration of Credit Risk

     Since we maintain small cash balances at only one financial institution in Canada, and the Canada Deposit Insurance Corporation insures Canadian account balances in the amount up to C$100,000, we do not believe that we are exposed to any significant credit risk on any uninsured amounts.

Liquidity and Capital Resources

     Since inception, we have generated significant losses. As of December 31, 2013, we have an accumulated deficit of C$5,889,874. We have never generated any consistent revenues. We expect to continue to incur operating losses through at least 2015 as we continue into the commercialization stage of our business. Commercialization of our technology may require significant additional capital expenditures.

     We anticipate our material liquidity needs in the near and intermediate term to consist of the following:

  Funding the construction and commissioning of our first commercial turnkey TDP facility, Launch, that may be built in Hawkesbury (Ontario), Canada. We expect to complete a joint venture agreement with ERCG for the purchase of Launch. We expect the sale price to be $17,550,000 to the joint venture and the working capital requirement for one year to be $950,000, for a total financing requirement for the joint venture of $18,500,000. We intend to use approximately $6,000,000 of the net proceeds of this offering and $3,250,000 in profits from the sale of Launch to finance our portion of equity and working capital needs for Launch. In addition to funds contributed by us, we intend to finance the construction of Launch with capital and working capital contributions made by our joint venture partner in the amount of $9,250,000. We expect our joint venture partner to contribute $900,000 and secure $8,350,000 of debt financing. We expect Launch to begin operations in 2015. Please read “Financial Details of our Launch Project” for additional details, at page 53. If our joint venture partner cannot secure his share of the financing or if we do not agree on definitive terms, it is our intention to proceed with Launch. Provided that our offering is successful, we expect to set up a separate entity that would become a wholly-owned subsidiary and be operated by a combination of our employees and new employees that would be hired and trained. Launch is an important step towards the commercialization of TDP. It is important to use Launch as a testimonial to our technology and to use it as a showpiece for future sales. In such situation, it would be our intention to pay for the total cost to construct Launch, which we estimate would be approximately $10,900,000, as follows: $5,500,000 from the proceeds of this offering and $5,400,000 from debt financing. We would also require working capital of $950,000 whereby $500,000 would come from the proceeds of this offering and $450,000 from the proceeds of forfeiture of the security deposit by our joint venture partner as outlined in the Letter of Intent.

  We are planning the construction of Launch to be performed by third parties. If we raise $2,500,000 or more above the minimum offering, we anticipate using all or part of these proceeds to fund the construction and commissioning of a new assembly facility, to construct and assemble TDP facilities that we hope to sell in the future. This amount includes $1,500,000 in capital investments and start up costs, and $1,000,000 in working capital. Should we fail to raise the additional $2,500,000, we will postpone our plans to build the assembly plant. If we proceed with the assembly plant, it may require the addition of up to 30 employees, including administrative, engineers, chemists, welders, mechanics and general labor.

  Currently, we have no specific plan for the use of the remainder of the net proceeds and intend to use such proceeds for general corporate purposes, including public company compliance costs, working capital needs, operating expenses and costs associated with research and development and future developments.

     We do not anticipate paying any cash dividends on our capital stock in the foreseeable future as we currently expect to retain all future earnings, if any, in the operation and expansion of our business.

Additional Financing Requirements

     We currently have no outstanding long term debt and we do not anticipate in the short-term to require any additional long-term financing assuming the successful completion of this offering. In the event that we have to build and operate Launch without the financial support of our joint venture partner, we anticipate that we may require long term financing of approximately $5,400,000.

Long-Term Debt

     We presently do not have any long-term debt other than the deferred liabilities related to our asset depreciation program.

Off-Balance Sheet Arrangements

     During the periods presented, we did not, nor do we currently have, any off-balance sheet arrangements.

Seasonality

     We expect neither our sales nor commercial production of turnkey TDP facilities to be subject to seasonality. We do not anticipate that our clients’ production and sales of carbon black substitute, oil and steel, to be subject to seasonality either. Also selling and construction of TDP facilities may take longer than expected because the size and extent of project may force clients to scrutinize or even delay their decision and for these reasons we may have volatility in our sales.

Critical Accounting Policies and Estimates

     Our discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The notes to our financial statements include disclosure of our significant accounting policies. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, expenses and related disclosures. We base our estimates and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. The results of our analysis form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.

     We believe the following critical accounting policies involve significant areas of management’s judgment and estimates in the preparation of our financial statements.

Research and development investment tax credits

     We record investment tax credits related to our research and development activities in the year that the related costs are incurred, provided that we are reasonably assured that the credits will be received. We account for such credits based on the type of research and development expenditure incurred and on our history of claiming and refunding such credits. The investment tax credits are examined and approved by the tax authorities in Canada and it is possible that the amounts that are granted and reimbursed by the tax authorities differ from the amounts recorded.

Useful lives of equipment and intangible assets

     We determine the useful lives of the equipment based on comparisons with the industry as well as our knowledge of the technology developed and the expected utility of such assets. The useful life of the patents is based on the expected legal life of such patents. We review the useful lives of such assets on a regular basis and consider if there has been any change in the expected utility of the equipment or the legal life of the patents.

Impairment of Long-Lived Assets

     We review all long-lived assets for impairment whenever events or circumstances indicate the carrying amount of such assets may not be recoverable. Recoverability of assets to be held or used is measured by comparison of the carrying value of the asset to the future undiscounted net cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the asset exceeds the discounted future cash flows expected to be generated by the asset.

     Factors that we consider in deciding when to perform an impairment review include significant under-performance of the asset in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in our use of the assets. No impairment charges have been recorded during the period from January 7, 2009 (date of inception) through December 31, 2013.

Valuation allowance on deferred income tax assets

     The extent to which deferred income tax assets can be recognized is based on an assessment of the probability of the Company’s future taxable income against which deductible temporary differences can be utilized. Given the history of the Company, and the accumulated losses to date, we have recorded a valuation allowance for the net operating losses in excess of taxable deductible differences available to reduce them. If our assumptions change and we determine we will be able to realize these net operating losses, the tax benefits relating to any reversal of the valuation allowance on deferred income tax assets at December 31, 2013 will be accounted for as a reduction of income tax expense.

Lease and Contractual Obligations

  We entered into a 60-month lease with a company under common control for a Merlo Loader model P40.7 in September 2009 with lease payments of C$2521.02 per month. Such lease expires on September 1, 2014.

  In March 2009, we entered into a lease with a company under common control for a manufacturing facility for a term of 84 months ending March 2016 at a rate of C$7,500 per month.

     The following Table describes our current and long-term contractual obligations as of December 31, 2013:

Contractual Obligations
	Expiry	Monthly
Company			Current	2-5 years	Over 5 years	TOTAL
	Date	Amount
Operating Lease	09/01/14	C$2,521	C$22,689	Nil	Nil	C$22,689
Operating Lease	03/31/16	C$7,500	C$90,000	C$112,500	Nil	C$202,500
TOTAL		C$10,021	C$112,689	C$112,500	Nil	C$225,189

Stock-Based Compensation

     While we incurred a stock-based compensation expense amounting to C$66,545 in the year ended October 31, 2012 for shares issued to certain key employees, we presently do not have a plan for stock-based compensation in place for our employees, nor our Directors and consultants.

Internal Control Over Financial Reporting

     In preparing our consolidated financial statements as of and for the year ended December 31, 2013, we identified control deficiencies in the design and operation of our internal control over financial reporting that constituted material weaknesses in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The material weaknesses identified was that we did not have sufficient financial reporting and accounting staff with appropriate training in U.S. GAAP and SEC rules and regulations with respect to financial reporting and a lack of segregation of duties. As such, our controls over financial reporting were not designed or operating effectively, and as a result there were adjustments required in connection with closing our books and records and preparing our 2012 and 2013 consolidated financial statements.

     In response to these material weaknesses, we intend to hire additional finance and accounting personnel with appropriate training, build our financial management and reporting infrastructure, and further develop and document our accounting policies and financial reporting procedures. However, we cannot assure you that we will be successful in pursuing these measures or that these measures will significantly improve or remediate the material weaknesses described above. We also cannot assure you that we have identified all of our existing material weaknesses, or that we will not in the future have additional material weaknesses.

     We have not yet remediated the material weaknesses described above, and the remediation measures that we intend to implement may be insufficient to address our existing material weakness or to identify or prevent additional material weaknesses. See "Risk Factors—Risks Related to Our Business and Industry". If we are unable to successfully remediate the existing material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.

     Neither we nor our independent registered public accounting firm has performed an evaluation of our internal control over financial reporting during any period in accordance with the provisions of the Sarbanes-Oxley Act. In light of the control deficiencies and the resulting material weaknesses that were identified as a result of the limited procedures performed, we believe that it is possible that, had we and our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses and significant control deficiencies may have been identified. However, for as long as we remain an "emerging growth company" as defined in the JOBS Act, we intend to take advantage of the exemption permitting us not to comply with the requirement that our independent registered public accounting firm provide an attestation on the effectiveness of our internal control over financial reporting.

Recent Accounting Pronouncements

     In December 2011, the FASB issued Accounting Standard Update (ASU) 2011-11, “Balance Sheet (Topic 210) - Disclosures about Offsetting Assets and Liabilities” (ASU 2011-11). ASU 2011-11 enhances disclosures about financial instruments and derivative instruments that are either offset in accordance with the Accounting Standards Codification or are subject to an enforceable master netting arrangement or similar agreement. The adoption of ASU 2011-11 did not have any material impact on the consolidated financial statements of the Company.

     In February 2013, the FASB issued Accounting Standard Update No. 2013-02 “Comprehensive Income (Topic 220) “Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income” (ASU 2013-02). ASU 2013-02 requires an entity to provide information about amounts reclassified out of accumulated other comprehensive income. According to ASU 2013-02, significant items that are required under U.S. GAAP to be reclassified to net income in their entirety shall be presented by the respective line items of net income either on the face of the financial statements or in the footnotes. Items that are not required under U.S. GAAP to be reclassified to net income in their entirety, will be required to be cross-referenced to other disclosures required under U.S. GAAP that provide additional detail about those amounts. The adoption of ASU 2013-02 did not have a material impact on the financial position or results of operations of the Company.

     In July 2013, ASU 2013-11, "Income taxes (Topic 740) - Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists - a consensus of the FASB Emerging Issues Task Force" was issued to eliminate diversity in practice. ASU 2013-11 requires that companies net their unrecognized tax benefits against all same-jurisdiction net operating losses or tax credit carryforwards that would be used to settle the position with a tax authority. This new guidance is effective for annual reporting periods beginning on or after December 15, 2013 and interim periods therein. The Company is currently evaluating the impact of the adoption of ASU 2013-11, however it does not expect to have a material effect on the consolidated financial statements.

     In May 2014, ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)" was issued and affects any entity using U.S. GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of non-financial assets unless those contracts are within the scope of other standards. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps: Step 1: Identify the contract(s) with a customer; Step 2: Identify the performance obligations in the contract; Step 3: Determine the transaction price; Step 4: Allocate the transaction price to the performance obligations in the contract; and Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation. For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. For all other entities this ASU is effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. An entity should apply the amendments in this ASU using one of the following two methods: 1) Retrospectively to each prior reporting period presented; or 2) Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application. The Company is currently evaluating the impact of the adoption of ASU 2014-09, however it does not expect to have a material effect on the consolidated financial statements until the commercialization of its technology.

     In June 2014, ASU 2014-10, "Development stage entities (Topic 915) - Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation" was issued to reduce the complexity associated with the incremental reporting requirements for development stage entities. The amendments eliminate the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and shareholders' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. This new guidance requires retrospective application and for public entities is effective for annual reporting periods beginning on or after December 15, 2014 and interim periods therein. Earlier adoption is permitted. Upon adoption of ASU 2014-10 the Company will no longer be presenting the disclosure elements listed above.

JOBS Act

     As an "emerging growth company" under the Jumpstart Our Business Startups Act of 2012, we can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing not to delay our adoption of such new or revised accounting standards. As a result of this election, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies.

Quantitative and Qualitative Disclosures About Market Risk

     We have no exposure at this time to market risk for changes in interest rates because we currently do not have an investment portfolio nor any long term financing.

BUSINESS

     Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market opportunity and market size, is based on the most recently available information of which we are aware from various publicly available sources that are not affiliated with us. Some assumptions that we have made are based on those data and other similar sources and on our knowledge of the markets for carbon black, fuel oil and steel. We believe that the market opportunity and market size information included in this prospectus is generally reliable; however, these data involve a number of assumptions and limitations. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Overview

     We are a development stage clean tech company, that has designed, engineered and developed a thermo-reaction process using a pyrolysis platform that converts hydrocarbon waste into marketable commodity products. We plan to manufacture turnkey facilities based on this technology platform and sell them to clients or operate them through wholly-owned subsidiaries, and to collect royalties from their operation. We expect these turnkey plants to be attractive to clients because of low capital investment and because of a global environmental need to better manage and to effectively treat hydrocarbon waste.

     Our process, a Canadian developed green technology, is called Thermal Decomposition Process, which we refer to as “TDP”. We believe it is a comprehensive, effective and green solution that we believe responds to the challenge of efficiently treating hydrocarbon waste and reducing the need to landfill. The TDP platform operates under positive pressure (4-7 psi above relative atmospheric pressure) and with low emissions. We consider the automated process to be safe, robust and environmentally friendly. It has been studied by Canada’s renowned technical institute, Polytechnique Montreal (Chemical Engineering Department), affiliated with the University of Montreal, and by Western University (Institute for Chemicals and Fuels From Alternative Resources).

     We are planning to have multiple sources of revenue however these are expectations, and estimates and actual amounts may differ:

  Our primary goal is to generate revenues by selling, constructing and commissioning TDP facilities, and in some cases operating facilities through wholly-owned or joint venture subsidiaries. Sale price for turnkey TDP facilities should be in the range of $55M to $65M for an 8-reactor facility, $35M to $45M for a 6-reactor facility, and $17M to $22M for a 2-reactor facility. We expect revenues from joint ventures to flow to us by way of dividends, and consequently results of operations are not to be integrated into our results of operations.

  We expect to collect between 4% and 8% royalties on sales from products derived from operating TDP facilities, in consideration of using our technology, and providing our TDP clients access to certain services, benefits and technology upgrades.

  We expect to be a full service provider in the industry. We expect to provide a complete set of services and support, including facility design, start-up assistance, technology upgrades, engineering, training, IT updates, technical support and management services for third party owned TDP facilities. We plan to offer a full assortment of spare parts and additional and optional equipment, including extended warranties and service contracts.

  We also anticipate licensing our technology to third parties, with a licensing fee per TDP facility based on the number of reactors sold. In addition, we expect each facility to pay a royalty to us which we expect to share with the third party licensee. The percentage split of the royalties with the third party licensee is to be dependent on the after-market services that the licensee may offer.

     Our proprietary and patented technology can treat various types of hydrocarbon waste, specifically, tires, plastics, disposable diapers, asphalt roof shingles and automobile shred residue. We believe our process will extract higher value from these wastes, because of superior quality and consistency of the end-products, when compared to other technologies and other forms of recycling. We expect an abundant and continuous supply of waste feedstock to be available due to the growing consumption by expanding population and emerging markets along with changing environmental concerns and regulation, in particular, the need to reduce landfilling. We hope to become an industry leader in the treatment of these kinds of hydrocarbon waste.

     We intend to initially focus on tire waste as a feedstock because the end-products have a higher value, when compared to products from other types of hydrocarbon waste. Decomposing tire waste using TDP produces char, oil, steel and gas:

  Char: Char essentially consists of carbon black substitute. Upon refining, it can be used as utility carbon black substitute, used in the production of rubber products and pigment for paints and plastics. The refining eliminates contaminants that were added in the making of the tires, such as sulfur in vulcanizing the rubber, steel for reinforcement, zinc and others, that are mixed with the char. We plan to offer different qualities of char/carbon black substitute, dependent on the degree of refining.

  Oil: The oil, when further refined to remove impurities, provides a commercial-grade fuel oil that can be sold commercially.

  Gas: The gas obtained from process has a calorific value between natural and propane gas and is used to heat the reactors. As a result, our process satisfies most of its own energy needs.

  Steel: The steel is sold to steel recyclers or producers.

     We expect our clients operating their TDP facilities to derive revenue from the sale of these end-products, along with possible tipping fees, carbon credits, or other government or industry incentives. We believe that the increasing price of crude oil since the 1990s makes this process today commercially viable, because it increases the value of key TDP’s end-products (carbon black substitute and oil).

     Since 1999, through ongoing research and development, we have developed a commercial scale plant (which we call “Pilot”) consisting of two commercial size reactors, located in Contrecoeur (Quebec), Canada. Our Pilot facility ran our latest generation TDP technology with two reactors, each reactor having the capacity to process a 12,000 lbs batch in less than 8 hours, or 18 tons of waste per day, with practically no residue. Our Pilot plant ran tests for over 1,200 hours, over 5 years, during which our research team has made numerous technological advancements.

     We plan to sell only turnkey TDP facilities because we believe a one-stop shop simplifies the decision-making and financing process for our clients. We have signed a binding Letter of Intent (“LOI”) for the sale of a TDP facility in New Jersey, and a binding Letter of Intent for a joint venture for the Launch facility, our first commercial-scale TDP facility, that we expect may be built in Hawkesbury (Ontario), Canada. We are negotiating other LOIs for additional sales and have signed six Memoranda of Understanding (“MOU”).

     We believe that waste pyrolysis technology is still in a pre-commercial stage, and large scale operations remain unproven. We believe only a handful of commercial-scale projects exist, but we understand none are yet operating on a continuous commercial basis. We believe that we are well positioned to become a major commercial vendor and operator in the pyrolysis industry.

Our Technology Platform

     Our TDP platform is a closed batch technology that heats waste in an oxygen-free environment. Our proprietary automation system improves production yields, because it allows better control of the process, so that each batch is processed under the same parameters, conditions and cycle times. This process consistency creates products that are consistent in quality, which is pivotal to commanding higher prices and maximizing returns. TDP facility energy costs are low, because the gas generated by our process provides most of the energy needed to heat the reactors.

     Our technology uses a rotary drum reactor, more specifically called “batch rotary drum”, which provides certain advantages, compared to other types of pyrolysis reactors. It does not require the continuous injection of an inert gas, so the gas produced that is used for heating maintains consistent purity and heating value. A rotary reactor promotes even heat distribution throughout the feedstock, and the quality steel of the reactor’s inner shell reduces feedstock wear on the reactor.

     TDP uses conventional, i.e. slow, pyrolysis. Fast, ultrafast, and vacuum pyrolysis produce less char than conventional pyrolysis. Char has the highest commercial value of all end-products produced by TDP. Because of this added value, it is therefore more commercially advantageous to produce more char and less oil or gas.

     Our process was noted by both Polytechique Montreal and Western University as safe and robust. Some waste-pyrolysis methods operate on continuous feedstock flows, making exclusion of oxygen more difficult compared with closed batches. Our proprietary technology platform allows us to operate under very low positive pressure (4-7 psi above relative atmospheric pressure) preventing ambient air/oxygen from entering the reactor.

     Our TDP platform was commented on by Jean-Remi Lanteigne in his doctorate thesis at Polytechnique Montreal:1

‘It is important to mention that Ecolomondosm owns one of the rare pyrolysis technologies in the world which has demonstrated it can operate successfully at an industrial scale.’ (translation)

Technological Milestones and Advantages

     Since our acquisition in 2009, we have advanced in our TDP platform from R&D to the stage where it is safe, robust and ready to be commercialized. We believe that our platform, which has been studied by prestigious engineering faculties such as Polytechnique Monteal and Western University, is a cutting edge technology that should place us among the industry leaders.

     We believe the technological milestones achieved at our Pilot facility are in the process conditions, production yields, automation, water recycling, and post-process treatment of end-products.

     Process Conditions. Our TDP platform is a closed batch technology which allows us to control the parameters, monitor the process, and improve the yields. The process operates under low positive pressure, preventing ambient air/oxygen from entering the reactor and improving safety. The process generates low emissions and practically no residue. We have also achieved many process improvements and advancements during the last few years, including the optimization of the reaction heat curve and process gas usage, the completion of operational security systems, the completion of the reactor cleaning system, and the effective and economical purging of oxygen and cooling, using recycled water, instead of nitrogen. These numerous process improvements led to efficient process conditions and reduced cycle time, leading to lower operating costs for TDP facilities.

     Production Yields. Different process conditions can generate different quality and quantity of end-products. Experience and expertise allowed us to optimize process conditions and maximize production yields at our Pilot facility. We expect our new reactor Model EC 5000 to decompose 16,000 lbs per batch yielding carbon black substitute, oil and steel, in the same proportions as with Pilot.2 Since an entire TDP cycle is less than 6 hours at Pilot, we anticipate Launch to be able to complete three batches per reactor per day, for a total capacity of 48,000 lbs (24 tons) per reactor per day. Consistent production yields also ensure consistent production costs per unit and consistent quality products. We expect TDP to extract a higher value out of hydrocarbon waste, because we believe the end-products have superior their quality and consistency.

     Automation. Our proprietary automation system improves production yields because it allows better control of the process and ensures that each batch is processed under the same parameters and conditions. This repetition creates products that are consistent in quality, which is pivotal to commanding higher selling prices for end-products and maximizing returns. Automation also allows an operator to run the TDP facility and to adapt the process to different feedstock with simple controls. Our objectives for automation of the TDP platform were to streamline and maximize the TDP process and to allow monitoring of performance and production yields. In addition, because of minimal human interface, we expect automation to simplify the training of TDP facility operators and technicians, and to improve security measures and monitoring.

     Water Recycling. Our TDP platform consumes small quantities of water and recycles approximately 97% of the water used in the process. We were successful in limiting water consumption using a closed loop and recycling it continuously. We use water to purge oxygen from the reactor and, later in the process, to cool the reactor and the char. Using water instead of nitrogen to purge the oxygen also reduces the operating costs.

_____________________________
1 Lanteigne, J.R., (translation) Analysis of a Car Fluff Pyrolysis Process in a Rotating Batch Reactor, Doctorate thesis, Polytechnique Montreal, 2010, at page 1.
2 Carbon black substitute :33.9%, light oil: 8.3%, heavy oil: 33%, steel: 11.4%, and syn-gas: 10.4% . There is approximately 3% particulate and vapor loss.

     Post Process Treatment of End-Products. Our TDP platform generates consistent, high quality end-products. To maximize the value of these products, we have developed post-process treatments of the two main end-products, carbon black substitute and oil. We have improved the market value of our end-products with simple processes that eliminate contaminants from the end-products, which allow us to offer different qualities of oil and char/carbon black substitute, dependent on the degree of refining. Quality of these end-products also depends on the feedstocks and their degree of contaminants. Some feedstocks generate lesser quality products because of a high degree of contaminants that our post process treatment cannot eliminate. New R&D must be performed to find solutions to improve the market value of these lesser quality products.

     Engineering Scale Up. Our Pilot facility is equipped with full-scale commercial-size reactors, minimizing the risk to scale up. We have operated Pilot for over five years at commercial levels and have regularly performed 12,000 lbs batches.

     Capacity flexibility. Our technology platform is designed so that each reactor is a stand-alone unit. Size of TDP facilities can be two to eight reactors. This enables us to build different size facilities with variable capacity to suit customer needs by simply increasing or reducing the number of reactors.

Safety

     An incident occurred in September 2009 that brought to light certain safety weaknesses of our technology platform. Management mandated specialists to:

  Perform a comprehensive study as to the cause and to make the necessary recommendations to management that would ensure process safety to avoid the occurrence of a similar incident;

  Put into place every recommendation, including a HAZOP program, to assess all potential hazards to employees, equipment and process; and,

  Certify the safety of Pilot and of our technology platform.

Key Process Steps

     TDP performs conventional pyrolysis in batch mode using 2-inch tire shreds. The process begins with complete tires that are shredded into 2-inch tire shreds. The tire shreds are loaded into the reactor with a conveyor system. We can also reduce the tire shreds to crumb rubber that is approximately 1/8 of an inch, which we can produce or purchase from other recyclers. Once the reactor is loaded, it is sealed. We then inject water in the reactor; as it vaporizes, it pushes the oxygen out of the reactor. When the reactor pressure reaches 4-7 psi above relative atmospheric pressure, and oxygen reaches below 2%, we proceed with the thermo-reaction. The reactor wall temperature, the shred bed temperature and the reactor internal pressure are continuously reported, so the automation system or the operator can steadily follow and control the batch evolution.

     During the process, gaseous phase products are evacuated through a set of condensers followed by gas-liquid separation drums. After the thermal process, using our post-process treatment, oil is further refined and separated into three fractions: gas, light oil and heavy oil. The cumulated non-condensable gas and condensed oil can next be sent to their proper storage tanks. The non-condensable gas is to be burned to make the process energy self-sufficient. The light and heavy oils are now ready for sale. Residual char is vacuumed to a series of cyclones and bag-houses where it can be further refined. Using gravity, the char is separated it into two grades, coarse and fine, which we call a carbon black substitute because it is recycled carbon black and can be sold as is. If the purchaser of the carbon black substitute requires a product that is purer, i.e., with less ash content, then it is further refined using mechanical separation and drum magnets.

Industry

     Recycling is the reuse or recovery of end-of-life products that when discarded normally would be destroyed or landfilled. Rather than destroy it, waste-pyrolysis transforms hydrocarbon waste to recover important and valuable commodities for reuse. Many companies have invested in pyrolysis platforms with the hope to extract energy and value added materials from waste for profit: such technologies are referred to as “waste-to-energy” or “waste-to-products”.

     Pyrolysis is a long-established process that uses heat to chemically alter a matter in the absence of oxygen. Over the years there have been different reactor technologies and designs. Ecolomondo uses a rotary drum reactor technology and design and operates under conventional pyrolysis technology. There are three main categories of pyrolysis:

  conventional (or slow), which yields the largest proportion of char;
  fast/ultrafast, which requires smaller, more compact systems;
  vacuum, which produces more viscous oils that are of great interest for specialty chemicals production in biorefineries.

     The Basel Convention on the Control of Transboundary Movements of Hazardous Wastes and their Disposal (the “Basel Convention”) recognizes pyrolysis as an environmentally sound method of waste disposal. (Revised Technical Guidelines for the Environmentally Sound Management of Used and Waste Pneumatic Tyres, 2013, page 41)

     The waste-pyrolysis industry is still in a pre-commercial phase. Many companies have invested many millions in its development over the last 50 years, but market conditions have prevented waste pyrolysis from operating profitably.

     We believe that waste-pyrolysis is becoming a commercially viable industry for two main reasons:

  High oil prices. Waste-pyrolysis projects produce a combination of oil, gases and char from waste. Oil prices directly influence the cost to produce oil and virgin carbon black. As oil prices have increased steadily since the 1990s, we believe that pyrolysis and TDP could produce recycled quality substitutes, similar in properties to these commodities, competitively.

  Growing concern for the environment. Due to environmental considerations, waste recycling and re-use are preferred to landfilling. Governments encourage new technologies and new projects to address these issues with direct subsidies, stricter environmental regulations. We believe that waste-pyrolysis can create a higher added value compared to other uses of hydrocarbon waste.

     We expect that government programs, incentives and regulations to also play an important role towards the development of the industry. We list below some programs that we believe have the most significant impact:

  Waste management regulation. Burying waste in disposal sites is the oldest form of waste treatment. As landfills grew in size and number, they were becoming saturated, and their adverse environmental effects were becoming more evident. Many governments have developed a waste hierarchy (reduce, reuse, recycle, waste-to-energy) to be used prior to landfill. In recent years, some countries such as Germany, Austria, Sweden, Denmark, Belgium, the Netherlands, and Switzerland have banned the disposal of untreated waste in landfills. In these countries, only the ashes from incineration or the stabilized output of mechanical biological treatment plants may still be deposited. Waste-to- energy technologies, such as tire-derived fuel (TDF), are widely used in developed countries, but can emit pollution in the atmosphere, so pyrolysis, if economical, is recognized as a preferable method. We expect waste management regulation to gradually restrict the use of landfill of waste and eventually limit the waste-to-energy activities. For example, on June 2, 2014, the U.S. EPA proposed the Clean Power Plan to cut for the first time carbon pollution from existing power plants; this sets a precedent to reduce carbon emissions, which should reduce the use of TDF and increase the available supply of tire waste feedstock for the waste-pyrolysis industry.

  Tipping fees. A tipping fee is a charge levied upon a given quantity or weight of waste received at a waste processing facility or landfill site. Tipping fees, for example, would be paid to the TDP facilities of our clients. Tipping fees are usually paid to scrap tire processors and vary widely depending on local market conditions. We estimate that tipping fees paid to processors across the United States and Canada can vary between $100 and $200 per ton.

  Carbon credits. Carbon credits and carbon markets are a component of national and international attempts to mitigate the growth of greenhouse gases. Carbon credits are based on an emissions trading approach where one carbon credit is equal to one metric ton of carbon dioxide equivalent gases, represented by a tradable certificate or permit. Environmental companies such as Ecolomondosm reduce emissions of greenhouse gases by recycling, reusing and resale of products, so they might receive carbon credits that they could resell. Only California has established a carbon trading market, so far, in North America.

Feedstock

     The preferred feedstock for TDP facilities is scrap tires. Other potential feedstocks are automobile shred residue (ASR), disposable diapers, asphalt roof shingles and plastic waste.

Scrap Tires

     Each year, about 1.5 billion tires are sold worldwide and subsequently just as many become scrap tires. These discarded tires generate over 15 million tons/year of tire waste, including 4.5 million tons/year in the United States.3 Scrap tires were stockpiled for many years until they proved to be a major environmental and health concern. In an effort to avoid stockpiling certain methods to reuse and recycle scrap tires have developed.

________________________________
3 European Tyre and Rubber Manufacturers’ Association, End of Life Tyres Report, 2011 Edition, at page 2; Rubber Manufacturers Association, 2011 U.S. Scrap Tire Market Summary, average for 2005 to 2011 data, 2013, at page 4.

Most Common Uses of Scrap Tires
(listed in estimated order of importance)
			Market
Application	Comments	% 4	Price[5]
Tire-Derived Fuel (« known as TDF »)	Burned as fuel because of their high heating value, either whole or in 1 to 2 inch shreds. TDF is typically used as a supplement to traditional fuels and a substitute for coal. Largest users are cement companies, to heat their kilns, and industrial boilers and utilities, to produce electricity. In the United States, TDF is employed in 116 facilities over 34 States. 6 TDF is gradually outlawed by many countries.	45%	$23/ton to $37/ton
Crumb Rubber	Scrap tires are shredded into crumb rubber (smaller than ¼-inch) by many operators. Crumb rubber is used for sport surfaces such as synthetic turf and playgrounds, for molded products such as speed bumps and industrial carpets, and for rubberized asphalt.	20%	$270/ton7
Civil Engineering	Scrap tire is shredded into 1 to 6-inch pieces to replace other materials used in construction, e.g. replacement of lightweight fill materials like polystyrene insulation blocks or use as drainage aggregate and embankment fill.	10%	$15/ton to $27/ton

As for Ecolomondo’s sm TDP:

TDP (pyrolysis)

We believe that TDP, with the post process refinement, should be able to produce end- products with a higher added value that should generate higher revenues per ton, when compared to other methods of recycling scrap tires. We believe we can generate revenues of $500 per ton of tire waste, as explained in the section “Markets for End- Products” at page 50.

Other types of hydrocarbon waste feedstock

     Other types of hydrocarbon waste are automobile shred residue (ASR), disposable diapers, asphalt roof shingles and plastic waste. These other feedstock could be available in large quantities, for pyrolysis, but absent government regulation restricting or imposing fees on disposing of them in landfills, the value of their end-products would not justify their collection and processing.

     Automobile Shred Residue (“ASR”). ASR represents between 15 – 20 percent of a vehicle’s materials remaining after it has been shredded and stripped of reusable parts and metals. ASR weighs on average 675 lbs per vehicle and is composed of mainly plastics, rubber, foam, fabric and paper. Each year, approximately 27 million vehicles are shredded, creating approximately 9.1 million tons of ASR. The United States alone generates approximately 5 million tons of car fluff every year, of which 95% is landfilled.

     Since ASR is concentrated with automobile shredders, it can easily be collected as a feedstock. There are an estimated 250 automobile shredding operations in the United States, in proximity of which TDP facilities might be built.

     ASR does not generate quality end-products; processing at a TDP facility would have the objective of reducing waste volumes to be landfilled.

______________________________________
4 Rubber Manufacturers Association, 2011 U.S. Scrap Tire Market Summary, average for 2005 to 2011 data vs. average total scrap tires generated, 2013, at page 4. Valid for United States market, but comparable to other developed countries.
5 Scrap Tire & Rubber Users Directory 2014, by scraptirenews.com, at page 57.
6 Scrap Tire & Rubber Users Directory 2014, by scraptirenews.com, at page 56.
7 Idem. Average price is for 20 mesh, the most common crumb rubber size.

     Disposable diapers. The use of disposable diapers, which take up to 500 years to decompose, has been increasing steadily over the past 20 years. According to analysis by the United States Environmental Protection Agency (EPA), disposable diapers represent 1.4% of municipal solid waste that is landfilled, totaling 3.59 million tons per year in the United States.

     The oil produced from disposable diapers should be of a superior quality free of sulfur and much cleaner when compared to oil resulting from other types of hydrocarbon waste, but collection, storage, and handling of this hazardous feedstock pose significant challenges.

     Asphalt roof shingles. Asphalt used for roofing shingles is made through the partial refinement of petroleum. Each year, it is estimated that approximately 25 million tons of asphalt roof shingles are manufactured and discarded, including 8 to 11 million tons in the United States alone.8 Even though some attempts have been made to recycle roof shingles, more than 50% end up in landfills and are extremely slow to decompose. Many cement kilns have been adapted to burn roof shingles as fuel.

     Because waste roof shingles are collected by roofers and normally discarded in truckload quantities, they could easily be delivered directly to TDP facilities for processing. This feedstock usually contains more contaminants, which lower the value of its end-products.

     Plastic waste. When two or more types of plastics are mixed together and cannot be separated, i.e., they are cross contaminated, the recycled products have lower value or are unsaleable. As a result, even following selective waste collection, large quantities of plastics are landfilled. According to the United States Environmental Protection Agency (EPA), “only 9 percent of the total plastic waste generated in 2012 was recovered for recycling” and “32 million tons of plastic waste was generated in 2012, representing 12.7 percent of total Municipal Solid Waste.”9 As a result 29 million tons of plastic waste is landfilled annually in the United States. On a worldwide scale, plastics represent 10% of global municipal solid waste, or 130 million tons per year.10

     Since cross contamination is not an issue for TDP, plastic waste that is already being collected could provide large quantities of feedstock for TDP facilities.

     Plastic waste as a feedstock generates high quality end-products. TDP decomposes the plastic creating mostly gas, oil and very little solids. The oil is of superior quality, low in sulfur and other contaminants.

Market Size

     Total market size for the waste-pyrolysis industry, including TDP facilities, is determined by the volume of feedstock supply. Volatile economic conditions, such as the Great Recession that began in 2008, impact the supply of waste in general. For example, during and after a recession, the volume of scrap tires decreases with a reduction in the sale of new cars, and with consumers postponing the replacement of their tires.

     In spite of any economic downturns and fluctuations, we expect an abundant and continuous supply of waste feedstock to be available due to the growing consumption by expanding population and emerging markets along with changing environmental concerns and regulation, in particular, the need to reduce landfilling.

________________________________________
8 NAHB Research Center, From Roofs to Roads, 2012, referred on the U.S. Environmental Protection Agency’s website.
9 U.S. Environmental Protection Agency, Common Wastes & Materials / Plastics, 2014.
10 The World Bank, What a Waste: A Global Review of Solid Waste Management, 2012, at page 17.

     Although there is no one source estimating total volume of the feedstock for this industry, based on the sources indicated below, we have estimated the annual volumes of wastes in each category that could be processed in waste-pyrolysis facilities in the U.S. are:

Estimated Annual Volume of Available Feedstock in the U.S.	Tons per year
Scrap tires: Volume generated per year	4,489,500
Source: Rubber Manufacturers Association, 2011 U.S. Scrap Tire Market Summary, 2013, average for 2005 to 2011.
ASR (car fluff): Landfilled per year	5,000,000
Source: EPA, Common Wastes and Materials, Automotive Parts.
Cross contaminated plastics: Landfilled per year	29,000,000
Source: EPA, Common Wastes & Materials / Plastics, 2014.
Disposable diapers: Landfilled per year	3,590,000
Source: EPA, Municipal Solid Waste Generation, Recycling and Disposal in the United States, Tables and Figures for 2012, 2014, at Table 15.
Asphalt roof shingles: Landfilled per year	8,000,000
Sources: NAHB Research Center, From Roofs to Roads, 2012, referred on the EPA’s website; EPA, Analysis of Recycling of Asphalt Shingles in Pavement Mixes from a Life Cycle Perspective, July 2013.

     The data for global estimate for feedstock supply is less reliable, as some data is unavailable. Our assumptions for feedstock availability are specified below, with our estimates of annual volumes of waste that could be processed in waste-pyrolysis facilities worldwide. These volumes are estimates only and are not intended to establish feedstock as firm data, however they help us approximate the market size for TDP facilities:

Estimated Annual Volume of Available Feedstock in the world	Tons per year
Scrap tires: Volume generated per year	15,000,000
                                       Source: There are 1.5 billion scrap tires per year worldwide (European Tyre and Rubber
                                       Manufacturers’ Association, End of Life Tyres, 2011 Edition).
Assumption: One used tire weights 20 lbs, or one Passenger-Tire Equivalent (PTE).
ASR (car fluff): Landfilled per year	9,100,000
                                       Source: EPA, Common Wastes and Materials, Automotive Parts.
                                       Assumption: EPA establishes that 20% of average car weight, for 27 million cars worldwide, is landfilled. We use an average of 675 lbs per car.
Cross contaminated plastics: Landfilled per year	118,300,000
                                       Source: Total plastic waste is 10% of 1.3 billion tons per year (The World Bank, What a Waste:
                                       A Global Review of Solid Waste Management, 2012).
Assumption: We reduce the total plastic waste with the percentage of plastic recycling in the U.S., i.e., 9%.
Disposable diapers: Landfilled per year	18,200,000
                                       Source: Total solid waste is 1.3. billion tons per year (The World Bank, What a Waste:
                                       A Global Review of Solid Waste Management, 2012, at pages 2).
Assumption: We use the percentage of disposable diapers in solid waste from the U.S.
Asphalt roof shingles:	NA

     We believe that the estimated feedstock supply of over 50,000,000 tons per year, to use a conservative number, is sufficient for a potentially large number of waste-pyrolysis companies, especially when we take into account that the capacity for our TDP reactor is 8,000 tons per year. The average volume per year for processing scrap tires would be sufficient for 1,875 reactors worldwide, including 561 located in the U.S.

Markets for End-Products

Carbon Black Substitute

     Carbon black is black powder that is normally manufactured by the incomplete combustion of gaseous or liquid hydrocarbons in an oil furnace.

     Today 90% of virgin carbon black is used as a strengthening agent in products made out of rubber (tires, hoses, windows seals, footwear, etc.), whereas 9% of carbon black is used as a pigment in paints, inks and plastics. Depending on their characteristics, different types of carbon black are classified in grades, each with an ASTM designation. Virgin carbon black is in the top 50 industrial chemicals manufactured worldwide, based on annual tonnage.11 The industry is concentrated in a few companies, the largest, Cabot Corp., producing over 20% of the worldwide carbon black.

     Demand for carbon black is growing as steadily as its applications, mostly in China, United States, Western Europe and Japan. Production and consumption are mostly equal, thus the market is balanced globally. Demand and supply expanded from approximately 7.5 million tons in 1998 to 13 million tons in 2013 and are expected to continue expanding.12 A carbon black industry executive recently declared that “there will be a shortage of carbon black starting in 2016, provided that everyone’s expansion plans for tire production go forward as assumed.” He explains this production decrease with EPA efforts to control sulfur oxide and nitrogen oxide emissions from U.S. carbon black facilities.13 He expects the reduced production levels of carbon black in the U.S. to be eventually made up by increased production in China.

     Virgin carbon black prices are expected to increase over the next several years, because they are directly correlated to oil prices, which are also expected to increase.14

     We believe the challenge for waste-to-products operators is to maintain consistent quality. Many pyrolysis projects have not succeeded in producing consistent quality carbon black substitute, if at all. Our TDP process and post treatment of char produces a more consistent quality carbon black substitute with similar properties to utility carbon black. We expect that TDP carbon black substitute to demand a lower price than virgin utility carbon black because it is a recycled product and should fill the need for manufacturers that are looking for a cheaper alternative.

Oil

     Oil is typically produced from petroleum, which is recovered mostly through oil drilling. The world consumes approximately 90 million barrels of crude oil per day. Prices of pyrolysis-derived oil are directly affected by the price of crude oil.

     We believe oil resulting from a TDP reaction is considered refined and much cleaner than conventional bunker oil (industrial heating oil). After our post process refinement, the results are a diesel light oil and a heavy oil. The light oil is equivalent to a diesel #2 light oil, with a flash point between 20°C and 22°C that could easily be used as home heating oil. The heavy oil is the equivalent to synthetic oil between #4 and #5 and cleaner than conventional bunker oil with a flash point between 62°C and 68°C.

     As a result we expect demand for heavy and light oils from our TDP facilities to remain consistent and prices to gradually increase. Several options are available to TDP facilities to market their oil:

  Sell heavy and light oils to refineries to refine with their regular production;

__________________________________
11 International Carbon Black Association, carbon-black.org, What is carbon black.
12 Freedonia, World Carbon Black to 2013 – Demand and Sales Forecasts, Market Share, Market Size, Market Leaders, 284 pages, 2010, at page 35.
13 Tire Business News, Tirebusiness.com, Tire Industry Carbon Black Shortage Predicted By 2016, May 26, 2014.
14 Cerasana (Market Intelligence Consulting), Market Study on Carbon Black, April 2013, www.ceresana.com. Also PIRA International, The Future of Carbon Black to 2015 – Global Market Forecast, 2010, www.smithersapex.com. Also Freedonia, World Carbon Black to 2013 – Demand and Sales Forecasts, Market Share, Market Size, Market Leaders, 284 pages, 2010.

  Because heavy oil is synthetic and previously refined, and much cleaner of contaminants when compared to regular bunker oil, TDP oil can be sold to mix with the more contaminated bunker oil to dilute contaminants in an effort to meet emission standards;

  Sell heavy and lights oils to local distributors to be used as industrial fuel. Typical industrial applications would be fuel for boilers, furnaces, hot water generators, thermic fluid heaters, diesel pumps, electric generators, just to mention a few.

The crude oil price has increased steadily since the 1990s and are currently between $90 and $100 per barrel.

Steel

     Almost every tire contains high-grade steel. The percentage of steel in a tire depends on the tire model and on its category (passenger, truck, oversize). On average, one PTE (Passenger-Tire Equivalent) contains about 2.5 lbs of steel, or approximately 12.5% of its weight.

     Our process allows us to separate the steel from the carbon black substitute. The principal market for the steel is steel foundries and mills that mix it with their own production.

     The price for recycled steel is set by commodity markets. Foundries usually refer to a pricing information source, such as American Metal Market (www.amm.com), which provides indexes for numerous grades of steel and recycled steel. These prices depend on worldwide economic trends. They vary with steel grades, sources, regions, and are revised frequently (usually on a monthly basis).

Gas

     The pyrolysis process generates high energy hydrocarbon gas. The gas obtained from the reaction has a calorific value between natural and propane gas and is used as the energy source to heat the TDP facility. As a result, we expect TDP to supply most of its own energy needs.

     Table 2 reflects below the expected amounts of production yields of these end-products from processing scrap tires per reactor for both one day and for one batch. We expect each reactor to produce 24 tons per day and 8 tons per batch of end-products that should generate revenues over $12,000 and $4,000 respectively:

Table 2
	Projected Production Yields
End-Products	%	Output per day	Output per batch
Carbon black substitute	33.9%	8.1 tons	2.7 tons
Light oil	8.3%	12.3 barrels	4.1 barrels
Heavy oil	33.0%	45.6 barrels	15.2 barrels
Steel	11.4%	2.7 tons	0.9 ton
Process gas	10.4%	2.5 tons	0.83 ton
Total	97%*

(*Note: particulate and vapor loss = 3%)

Our Strategy for growth

     Our overall strategy is to make profits from the sale, construction and commissioning of turnkey TDP facilities using our technology platform and to collect royalties from their operations. Initially, we intend to focus on facilities that would convert scrap tires into commodity products: carbon black substitute, fuel oil, process gas and steel. We intend to take a flexible approach to our growth strategy. Our key strategies are:

Drive market penetration of our turnkey TDP facilities with minimal capital requirements and maximum royalty revenues. We expect to work closely with our clients to help them secure the needed feedstock, financing and permits. Our approach includes:

  To sell and construct client-owned facilities;
  To construct wholly-owned corporate facilities, that we plan to operate;
  To sell and construct co-owned facilities that may be owned with joint venture partners;
  License to third parties, whereby they could sell, construct and commission TDP facilities using our technology platform;
  Facility-sharing with existing treatment centers, such as shredding facilities, crumb rubber producers, automobile shredders (for automobile shred residue), plastic recyclers, landfill operators and others;
  To collect royalties from TDP facilities that are operating.

Complete the joint venture agreement for the sale of our first commercial-scale facility. We expect Launch to be a joint venture between Ecolomondosm and ERCG, a new venture controlled by third parties that want to invest in a green technology. Launch is planned to have 2 reactors and the capacity to produce approximately 16,000 tons of marketable products per year when fully operational. We intend to use Launch as a showcase to sell other TDP facilities. Please read “Financial Details of our Launch Project” for additional details, at page 53.

Complete the agreement for the sale of our second commercial-scale facility in New Jersey (USA). We have signed another binding Letter of Intent (LOI) with a group from New Jersey for an 8-reactor facility, with a sale price of $60,000,000, which we expect to start building in 2015. We expect that this TDP production facility to have a capacity to treat 64,000 tons of tire waste per year and to become showcase for an 8-reactor facility. We expect that the density and size of the population in this area to result in a sufficient supply of scrap tire feedstock for this facility.

Continue developing Memoranda of Understanding and LOIs for future sales of TDP facilities. We are in discussions with potential buyers and strategic partners throughout the world. We have signed a number of Memoranda of Understandings (MOU’s) and are negotiating three LOI’s for the sale of TDP facilities in: Connecticut (8-reactor), Mali (2-reactor), and Nigeria (4-reactor). Please see, “Our Selling Process,” for additional details, at page 54. We are in discussions with other parties interested in Argentina, Brazil, Dubai, Canada, Mexico, Russia, India and Gabon.

Promote our TDP platform with strategic partners. We intend to promote and market our turnkey TDP facilities through sales consultants, sales representatives, engineering firms and third party licensees to support our sales efforts.

Sell only turnkey facilities. We expect to sell and deliver turnkey TDP facilities that are complete and fully integrated because it simplifies the decision-making and facilitates the financing process for our clients.

Develop an assembly facility to build and assemble future TDP facilities sold. By the second quarter of 2015, we anticipate to complete construction and begin operating an assembly plant to construct, assemble, and test TDP facilities that we sell in the future, including the New Jersey TDP facility. We expect our assembly plant to enable us to lower costs, ensure quality, improve lead times and limit field costs.

Expand through a capital-efficient business model. In addition to building and operating our own turnkey TDP facilities, we plan to enter into joint ventures for the co-ownership of facilities. Potential partners include municipal waste facilities, public and private landfill operators, entrepreneurs, established waste processors such as automobile shredders or plastic recyclers. To penetrate the market more quickly and to safeguard capital, we also anticipate to license our technology platform to third party licensees for the construction of TDP facilities in other countries.

Select the most profitable global markets. We expect interest in TDP to become global, however selection of the optimal markets for our TDP facilities is mostly driven by available feedstock supply. Other factors to consider in our selection process are costs to secure feedstocks, location, government regulations and subsidies, transportation, tipping fees, carbon credits, landfilling costs, and labor pool. Regional market demand for end-products should also be a factor in the selection of locations.

Facility-sharing with existing treatment centers. We expect to, or our clients may, share facilities with recyclers that have the feedstock. By doing this they should be able to take advantages of cost savings in transportation, landfilling and other costs that may be associated with the disposal of the waste.

Sell modular plants based on client needs. Our technology platform is designed so that each reactor is a stand-alone unit. Size of turnkey TDP facilities can be two to eight reactors and more. This enables us to build different size facilities with variable capacity to suit customer needs by simply increasing or reducing the number of reactors.

Help our clients and partners to secure permits. We expect to work in close cooperation with our clients to help them secure the necessary permits from the government authorities by supplying the required data and helping them fulfill all environmental requirements.

Help secure a steady flow of feedstock for our operating TDP clients. We plan to work in conjunction with our clients to evaluate their feedstock needs and help them secure the needed feedstock at low cost.

Be a full service solution provider. We are planning to have multiple sources of revenue. We plan to generate revenues by selling, constructing and commissioning of wholly-owned and joint venture owned TDP facilities. We also expect our business to expand beyond the delivery of turnkey TDP facilities to our clients, joint-venture projects and wholly-owned facilities. We plan to provide a complete set of services and support, including facility design, start-up assistance, technology upgrades, engineering, training, IT updates, technical support and management services, as well as to help them procure financing, grants, or subsidies for their TDP facilities. We plan to offer a full assortment of spare parts and additional and optional equipment, including extended warranties and service contracts. We plan to offer marketing and sales support to our clients for their end-products.

Maintain technology leadership through ongoing investment in research and development. We expect to continue our R&D at our Pilot facility in Contrecoeur (Quebec), Canada, so that we may improve our intellectual property, automation, processes and efficiency.

Financial Details of our Launch Project

     We expect the sale price of the Launch facility to be $17,550,000 to the joint venture. In addition to this sale price, we anticipate the joint venture to need $950,000 in working capital for one year, therefore the expected total investment for Launch is $18,500,000. Based on the LOI with ERCG, we expect the transaction structure to be as follows:

  A limited liability company will own and operate Launch, which will have its own management and hire its own employees;

  We expect to fund our total share of Launch of $9,250,000, which consists of $8,775,000 as our equity portion, and $475,000 as working capital, from the proceeds of this offering;

  ERCG must provide his share of the equity funding for Launch in the amount of $8,775,000, together with its $475,000 share of the working capital, for a total of $9,250,000;

  We expect that ERCG to finance its capital contributions with $8,350,000 of debt, which can be secured with its joint venture interest, in addition to its $900,000 security deposit already in escrow;

  If the joint venture partner secures only a part of its financing, its share of the joint venture should be reduced proportionally based on the amount invested;

  Assuming ERCG makes its full capital contributions, Launch is to be managed by a five-person Board, with two members selected by each of the Partners and one member chosen by mutual consent.

     If ERCG cannot secure its share of the funding or if we do not agree on definitive terms, it is our intention to proceed with Launch, provided that our offering is successful. In such situation, it would be our intention to pay for the total cost to construct Launch, which we estimate would be approximately $10,900,000, as follows: $5,500,000 from the proceeds of this offering and $5,400,000 from debt financing. We would also require working capital of $950,000 whereby $500,000 would come from the proceeds of this offering and $450,000 from the proceeds of forfeiture of the security deposit by our joint venture partner as outlined in the Letter of Intent.

     We are currently negotiating a Lump Sum Turnkey Purchase Agreement based on our LOI with ERCG.

Our selling process

We expect a four-step selling process in completing the sale of a TDP facility:

  Memorandum of Understanding: A potential client initially signs a MOU whereby they provide information explaining their project and commit to non-competition. The potential client is then forwarded a Non-Disclosure Agreement (NDA) for signature. Once we receive the signed NDA, we forward a detailed questionnaire to obtain an understanding of the project and the party’s needs. Thereafter, we forward detailed documentation on the TDP platform to the potential client for evaluation. Once the potential client has had at least 30 days to review the documentation supplied, the party is asked to visit our Pilot plant.

  Letter of Intent: After the visit of our Pilot plant, if the potential client remains interested, it is supplied with an LOI. In the LOI, the potential client agrees to pay a security deposit and commits to begin the process to secure land, building, feedstock supply, permitting and financing, for which it has six months to complete.

  Lump Sum Turnkey Purchase Agreement: During the 6-month period, we negotiate a Lump Sum Turnkey Purchase Agreement (‘LSPTA’) with the potential client; if not signed within the six months period, the client may forfeit its commitment fee, unless the parties agree to extend this period.

  Notice To Proceed (‘NTP’): Once all the requirements detailed in the LOI are fulfilled and the client has duly signed the LSTPA, it must forward in writing a Notice To Proceed to begin construction.

Competition

     Although a number of companies advertise pyrolysis technology on the internet or in specialty brochures, based on our findings, few (if any) appear to conduct significant activity.

     We designed, engineered, and built our Pilot plant. The knowledge derived from designing, constructing and operating this facility also added significantly to our technology base. In particular, operating the facility for many years led to important technical improvements and advancements in our technology platform and the development of new intellectual property in several areas of the process. We believe that we have developed unique experience in the areas of reactive engineering and chemistry and, in particular, the use of operating profiles that places us ahead of most of our competitors.

Research and Development

     We conduct research and development in collaboration with the chemical engineering department of Polytechnique Montreal, which we engage as consultants on a project basis. We do not own the intellectual property they may derive from the projects, but we are permitted to use it without cost.

     As of December 31, 2013, our technical team was made up of 5 professionals, including chemists and engineers. In our Research and Development department, we employ professionals with specific backgrounds in chemical engineering, mechanical engineering, process engineering, and automation. Our staff consists of one chemical engineer with a Ph.D., one mechanical engineer, a master chemist, a chemical engineer with a Doctorate degree specializing in pyrolysis and a control and automation engineer with a Ph.D. in electrical engineering.

Intellectual Property

     Our success depends, at least in part, on our ability to protect our proprietary technology and intellectual property, and to operate without infringing the proprietary rights of others. We rely on a combination of patents, trade secrets and know-how, trademarks, intellectual property licenses and other contractual rights (including confidentiality and invention assignment agreements) to establish and protect our proprietary rights in our technology.

     We own two patents on key elements of our technology platform. One patent is for the apparatus (5,820,736 USA; 97403125.4 -2119 EU; 2,194,505 Canada), and the other is for the batch process (5,821,396 USA; 98400031.5 EU; 2,194,805 Canada). During the last five years, we made many technological advancements that have become the heart of our technology. Management chose not to apply for additional patents for the sake of secrecy, in an effort to protect its technological advancements.

     We rely on, among other things, confidentiality and invention assignment agreements to protect our proprietary know-how and other intellectual property that may not be patentable, or that we believe is best protected by means that do not require public disclosure. However, we may be unable to obtain, maintain and protect the intellectual property rights necessary to conduct our business, and may be subject to claims that we infringe or otherwise violate the intellectual property rights of others, which could materially harm our business. For more information, see “Risk Factors—Risks Related to our Intellectual Property.”

Environmental and Regulatory Matters

     The operations of TDP facilities are subject to a variety of federal, state/provincial, local and foreign environmental regulations that govern the discharge of materials into the environment or otherwise relate to environmental protection. These regulations include air emissions, water utilization, discharges for landfill (if applicable), storage and transportation of feedstock, which is waste to be recycled. Some of these regulations require special permitting, others set limits or thresholds. We believe that TDP should meet all environmental regulations and standards and all municipal by-laws for permitting and occupancy.

Employees

     The number of employees at the end of each period of the past three financial years was:

Period	Full-time	Part-time
Dec. 31, 2013	6	4
Dec. 31, 2012	7	1
Oct. 31, 2012	7	2
Oct. 31, 2011	5	1

     There has been no material change in number of employees, which include administrative, chemists, engineers and mechanics. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment-related work stoppages, and we consider our employee relationships to be excellent.

Facilities

     We rent a building of approximately 17,000 sq.f., sitting on 328,000 sq.f. of land, in Contrecoeur (Quebec), Canada. We use approximately 1,500 sq.f. for general office purposes and 800 sq.f. for our lab, the balance of 14,700 sq.f. being our Pilot plant.

     The Company ‘s head office consists of 2,000 sq.f. of office space situated at 3435 Blvd Pitfield, St-Laurent (Quebec), Canada, a property that is owned by 9143-5818 Quebec Inc., a company also controlled by our majority shareholder. To date there has been no rent paid for this facility, however a gross rent of $2,500 per month shall apply as of January 2015.

MANAGEMENT

Our Directors, Executive officers and other key personnel and their ages and their positions are as follows:

Name	Age	Position	Expiration	Years in
			of term	office

Executive Officers
Elio Sorella	66	Chief Executive Officer and Chairman of the Board	05/29/15	7
Donald Prinsky	68	Chief Financial Officer	05/29/15	2*

Non-Employee Directors
Tennyson Anthony	48	Director	05/29/15	1
Don Boudria	64	Director	05/29/15	1
Jamal Chaouki	58	Director	05/29/15	1*
Brigitte Gauthier	53	Director	05/29/15	1
Juan Pablo Rodriguez	47	Director	05/29/15	2
Emmanuelle Savare	48	Director	05/29/15	1

* Messrs. Prinsky and Chaouki were also Directors in previous periods.

Executive Officers

     Elio Sorella is Chairman of Ecolomondo’s sm Board of Directors, Chief Executive Officer and majority shareholder of the Company. He has been the CEO of Futurplast Extrusions for the last 16 years, and he has been the CEO of the Sorella Group of Companies since 1995. Mr. Sorella founded his first company in the clothing industry, nearly 45 years ago. Afterwards, he started and managed several successful businesses in diversified fields such as cosmetics, real estate, plastic extrusion and transport. Through the years, he also sat on numerous boards of directors of private companies in Canada as well as in the United States.

     Mr. Sorella, who holds a Bachelor of Commerce Degree in Accounting from Loyola College, contributed to the economic growth of the greater Montreal area and of Québec and Canada by founding businesses that contributed to job creation and economic development.

     Donald Prinsky joined Ecolomondosm as Chief Financial Officer (CFO) in 2010. Mr. Prinsky was primarily responsible for financial planning, consulting, as well as financial reporting to higher management. He is a Chartered Professional Accountant, a Chartered Accountant and a member of the Order of Quebec Chartered Professional Accountants since 1971. Prior to joining Ecolomondosm, Mr. Prinsky had his own consulting company that provided management, financial and other related consulting services to the corporate private sector. From 1969 to 2004 he worked as a chartered accountant at RSM Richter where he became a partner in 1979. For over 35 years he provided audit and consulting services to a wide range of industries. Mr. Prinsky is very involved in his community, serving as a member of the Board of Directors and Chairman of the Audit Committee at the Douglas Institute, a leading teaching hospital affiliated with McGill University. He is also the Chairman of the Board of Directors at an Eldercare Centre.

Non-Employee Directors

     Tennyson Stewart Anthony, Esq. is President and CEO of Kelyniam Global, Inc. since 2011. He has led the company in its launch to sell custom cranial and cranial-facial implants in competition with multinational medical device corporations. Within two years his company has taken the third spot among these competitors in sales in the U.S. market. He previously practiced law at Tennyson S. Anthony, LLP.

     He is an attorney with experience in handling various legal matters and extensive experience in transactional law. He is licensed to practice in Connecticut and all Federal Courts. He obtained his Juris Doctorate and Advanced Intellectual Property Licensing from the Franklin Pierce Law Center, in Concord, NH, and a Bachelor of Arts from the University of Hartford, CT.

     Don Boudria is a former Canadian parliamentarian. After serving three terms in municipal office, he was elected to the Legislative Assembly of Ontario in 1981 and then served in the Canadian House of Commons from 1984 to 2006. In Ottawa, he held the positions of Chief Government Whip, Minister for International Cooperation, Leader of the Government in the House of Commons, Minister of Public Works and Government Services, and Receiver General of Canada.

     He published his memoirs in 2005 and currently is a senior counsellor with public relations agency Hill & Knowlton Canada. He is currently a member of the Board of International Election Monitoring Institute, and a Board member of the Canadian Association of Former Parliamentarians. He was also elected President of the Canadian Section of the Inter-Parliamentary Forum of the Americas (FIPA), and Chair of the Canada-Taiwan and Canada-Korea Parliamentary Friendship groups. He is a former member of the Pharmaceutical Policy Network Advisory Committee of Canada's Research Based Pharmaceutical Companies (Rx&D). He received a Bachelor of Arts degree in History from the University of Waterloo. Mr. Boudria is frequently invited as a speaker and lecturer on the Canadian Parliamentary system.

     Dr. Jamal Chaouki obtained his engineering degree from ENSIC in Nancy, France in 1980 and Ph.D. degree from Polytechnique Montreal, Canada. He was also post-doc fellow at UBC Vancouver from 1985 to 1986. Prof. Chaouki has been a full professor since 1995 at Polytechnique Montreal. He has supervised more than 70 Ph.D. and Master Students and more than 40 post-docs. He published more than 350 reviewed articles in refereed journals and in different reviewed proceedings and more than 400 other scientific articles and edited 6 books. He has 15 patents on different processes. He is now editor of the « Chemical Product and Process Modeling ».

     Dr. Chaouki is also director of Biorefinery Center and member of the Canadian Academy of Engineering. He has co-chaired 8 International Conferences including the 8th World Congress of Chemical Engineering 2009 where he has acted as technical director. He is now supervising 30 researchers (22 Ph.Os, 4 PDFs, 3 research associates and 1 researcher). He is a member of the Board of Polytechnique Montreal and several companies. He is consultant for at least 20 national and international companies. He is Principal Chair Holder of NSREC-Total Group in hydrodynamic modeling of multiphase processes at extreme conditions. His work is mainly dedicated to develop processes from waste and biomass to heat and power, fuels and chemicals.

     Ms. Brigitte Gauthier, Esq. is a partner in the law firm Alepin Gauthier and has practiced there since 1983. She is a member of the Quebec Bar since 1983 and a guest speaker on various legal issues. She has been a member of numerous Boards and public committees, including the Foundation of Montmorency College, Hospital Cite de la sante de Laval, Regina Assumpta College, Community Media Center of Laval.

     Ms Gauthier also headed pro bono a number of Boards as Chair. She has been the president of the Laval Bar, CAP Vie de Laval (Non-profit organization for social and community development), Laval Women Center (Non-profit organization for women support and social development), a prevention center for sex victims (CPIVAS), Parents Association of Laval College and of Ste-Marcelline College, and of The Montreal Mouvement for Private Education. She also co-founded and chaired the Alzheimer Society of Laval.

     Juan Pablo Rodriguez joined Ecolomondosm in September 2011 as Chief Executive Officer. He kept this position until February 2014. He brings with him a unique experience in business, politics, strategic communications and international development acquired over more than 20 years. Previously, he was active on the political scene, as he was elected three times Member of Parliament for the federal riding of Honoré-Mercier. During his mandates, he held several important positions, namely President of the Québec Caucus and Official Critic in the following fields: environment, culture, official languages, public works and governmental services.

     Before entering politics, he was Vice-President and partner in a public relations firm where he carried out various mandates on the national and international stages. Previously, he was Overseas Project Director for a Canadian NGO and managed the international projects with regards to the environment fight against poverty and promotion of human rights. Mr. Rodriguez has participated as an active member of several boards and councils of various organizations such as Oxfam-Québec where he served as Vice-president for numerous years.

     Ms. Emmanuelle Savare is president of DistrictWare, a company producing video/internet games, based in Montreal and has served in that capacity since 2012. Previously, Ms. Savard was CEO of Oberthur Gaming Technologies for eight years when it was sold to the U.S. company Scientific Games (SGMS). Oberthur Gaming Technologies was a security printing company specialized in the printing of scratch off lottery tickets, with approximately 1,000 employees and plants in Canada (Montreal, Quebec), USA (San Antonio, Texas) and Australia (Sydney, NSW). She co-owns with her family the Group Francois Charles Oberthur.

     Ms. Savare was part of the Montreal YPO branch. She was honored in 2004 by the Chamber of Commerce of Greater Montreal for her daring and courage at the 16th gala tribute for outstanding women. She has been a Director for companies of the Francois Charles Oberthur Group such as Francois Charles Oberthur Trust and Oberthur Card System (Oberthur Technologies). She also is or was a Director for various Non-Profit Organizations, including President of The Gadbois gymnastics club, the Respite Center for disabled children and Centre Quatre Poches.

Family Relationships

     There are no family relationships between any of our executive officers or Directors.

Corporate Governance

Board Composition

     Our Board of Directors currently consists of eight members. We have determined that except for Mr. Elio Sorella, Donald Prinsky and Pablo Rodriguez, all other Directors are considered “independent directors” as defined under the rules of The NASDAQ Capital Market.

Board Committees

     Audit Committee. We currently have an Audit Committee. We expect this Committee to report to the Board of Directors as it deems appropriate and as the Board may request. Our Audit Committee is currently comprised of Tennyson Anthony, Brigitte Gauthier and Emmanuelle Savare. We believe that they are “independent directors” as defined under the rules of the SEC and The NASDAQ Capital Market for purposes of serving on our Audit committee. They meet the requirements for financial literacy under the applicable rules of the SEC and The NASDAQ Capital Market, and our Board of Directors has determined that Mr. Anthony is an “audit committee financial expert,” as defined under applicable SEC rules.

     Our Board of Directors recently adopted a written charter for the Audit Committee. According to the charter, our Audit Committee is responsible for, among other matters: (1) appointing, retaining, terminating, and evaluating our independent registered public accounting firm and approving all services to be performed by them; (2) overseeing our independent registered accounting firm’s qualifications, independence and performance; (3) overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC; (4) reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements; (5) establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters; and (6) reviewing and approving certain related person transactions.

     Compensation Committee. Currently, we do not have any Compensation Committee. Since Mr. Sorella owns approximately 90% of the outstanding shares of the Company, we are relying on the controlled company exemption. Our Board of Directors will perform the function of a compensation committee until such time that the Board forms and appoints independent directors to serve on the Committee, which we expect to complete following the consummation of this offering.

     Corporate Governance and Nominating Committee. We currently do not have a Corporate Governance and Nominating Committee. Our Board of Directors will perform the function of a corporate governance and nominating committee until such time that the Board forms and appoints independent directors to serve on the committee, which we expect to occur following the consummation of this offering. This Committee would identify and recommend individuals qualified to become members of the Board, evaluate the governance of the Board and its Committees, reviewing the corporate governance principles and monitor compliance with the Code of Business Conduct and Ethics.

Risk Oversight

     Our Board of Directors oversees the risk management activities designed and implemented by our management. Our Board executes its oversight responsibility for risk management both directly and through its Committees.

     Our Audit Committee is specifically tasked with overseeing our compliance with legal and regulatory requirements, including monitoring our risk assessment and risk management activities with management and receiving information on material legal and financial affairs.

Code of Business Conduct and Ethics

     Our Board of Directors recently adopted a Code of Business Conduct and Ethics applicable to our Directors, officers and all employees.

Potential Conflicts of Interest – Fiduciary Duties

     Our Directors and officers may have conflicts of interest as a result of their relationships with other companies. Although the Company is not aware of any specific conflicts of interest involving any of its Directors or officers at the present time, there is a possibility that our Directors and/or officers may be in a position of conflict of interest in the future. Our Certificate of Incorporation and By-laws do not expressly address this possibility. However, as a general principle under Canadian corporate law, our Directors and officers are under fiduciary obligations to our Company, and section 122(1) of the Canada Business Corporations Act requires that every Director and officer of our Company, in exercising his or her powers and discharging his or her duties, shall:

(a) act honestly and in good faith with a view to the best interests of our Company, and

(b) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

     In addition, under section 120 of the Canada Business Corporations Act, a Director or an officer of a corporation shall disclose to the corporation, in writing or by requesting to have it entered in the minutes of meetings of Directors or of meetings of committees of directors, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the corporation, if the Director or officer

(a) is a party to the contract or transaction;

(b) is a Director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or

(c) has a material interest in a party to the contract or transaction.

     If a material contract or material transaction, whether entered into or proposed, is one that, in the ordinary course of the corporation’s business, would not require approval by the Directors or shareholders, a Director or officer shall disclose, in writing to the corporation or request to have it entered in the minutes of meetings of directors or of meetings of committees of Directors, the nature and extent of his or her interest immediately after he or she becomes aware of the contract or transaction.

     Generally, under section 120(5) of the Canada Business Corporations Act, a director required to make a disclosure shall not vote on any resolution to approve the contract or transaction unless the contract or transaction

(a) relates primarily to his or her remuneration as a director, officer, employee, agent or mandatary of the corporation or an affiliate;

(b) is for indemnity or insurance under section 124; or

(c) is with an affiliate.

     Under section 120(7) of the Canada Business Corporations Act, a contract or transaction for which disclosure is required is not invalid, and the Director or officer is not accountable to the corporation or its shareholders for any profit realized from the contract or transaction, because of the Director’s or officer’s interest in the contract or transaction or because the Director was present or was counted to determine whether a quorum existed at the meeting of Directors or committee of Directors that considered the contract or transaction, if

(a) disclosure of the interest was made in accordance with subsections (1) to (6);

(b) the Directors approved the contract or transaction; and

(c) the contract or transaction was reasonable and fair to the corporation when it was approved.

     Even if the above conditions are not met, a Director or officer, acting honestly and in good faith, is not accountable to the corporation or to its shareholders for any profit realized from a contract or transaction for which disclosure is required, and the contract or transaction is not invalid by reason only of the interest of the Director or officer in the contract or transaction, if

(a) the contract or transaction is approved or confirmed by special resolution at a meeting of the shareholders;

(b) disclosure of the interest was made to the shareholders in a manner sufficient to indicate its nature before the contract or transaction was approved or confirmed; and

(c) the contract or transaction was reasonable and fair to the corporation when it was approved or confirmed.

     Section 120(8) of the Canada Business Corporations Act provides that if a Director or an officer of a corporation fails to comply with this section, a court may, on application of the corporation or any of its shareholders, set aside the contract or transaction on any terms that it thinks fit, or require the Director or officer to account to the corporation for any profit or gain realized on it, or do both those things.

     In light of the foregoing principles and statutory provisions, each of our Directors and officers is expected to comply with the disclosure and abstention requirements of section 120 of the Canada Business Corporations Act if he or she becomes aware of any material contract or material transaction, or a proposed material contract or proposed material transaction, involving our Company in which:

(a) he or she is interested, or

(b) in which an entity of which he or she is a Director or an officer, or in which he or she has a material interest, is interested.

     Further, if any of our Directors or officers becomes aware of any contract or business opportunity that he or she reasonably believes would be of benefit to our Company, he or she is expected to bring that contract or opportunity to the attention of our Board of Directors for consideration, and, if applicable, to (i) give notice that if the Board resolves not to pursue it then he or she may wish to do so in his or her own capacity or to bring it before another entity with which he or she is associated, and (ii) if he or she is a Director of our Company, abstain from voting on the proposal. If any Director or officer improperly usurps or diverts a corporate opportunity, the Company reserves the right to seek such remedies as it deems appropriate.

     Our Board of Directors has recently adopted a written Code of Business Conduct and Ethics for Directors, officers and employees. The Board has found that the fiduciary duties placed on individual Directors and officers by the Canada Business Corporations Act and applicable jurisprudence, and on the individual Director’s participation in decisions of the Board in which the Director has an interest, have been sufficient to ensure that the Board operates in the best interests of the Company and its shareholders.

EXECUTIVE COMPENSATION

     The following Compensation Discussion and Analysis describes the compensation arrangements we have with our executive officers, which we refer to collectively as NEOs (‘Named Executive Officers’). This section discusses our compensation arrangements with our NEOs for the year ended December 31, 2013 (which we refer to as ‘Fiscal Year 2013’).

Compensation and Incentives for NEOs in 2013

     The compensation for our NEOs during 2013 were as follows:

  CEO: The present CEO is Elio Sorella, our controlling shareholder and current Chairman of the Board. He is presently performing his duties on a pro bono basis and has no compensation nor advantages.

  CFO: The CFO is Donald Prinsky, who is also a Board member. Mr. Prinsky has no base salary, and was compensated for services rendered by the issuance of a total of 100,000 Class A Common Shares (before giving effect to the 25 to 1 Reverse Stock Split) for a total amount of $10.00. Such shares were issued to him in 2012. There were no other share issuances to Mr. Prinsky as compensation for his services. He is performing his duties on a pro bono basis and has no compensation nor advantages.

  Previous CEO: Compensation for our previous CEO, Pablo Rodriguez, was an annual base salary of C$120,000 plus advantages totaling C$21,000. He was also issued 454,545 Class A Common Shares (before giving effect to the 25 to 1 Reverse Stock Split, prior to this offering) in 2012 for a total amount of C$45.45. There were no other share issuances to Pablo Rodriguez as compensation.

     For Fiscal Year 2014, we have not granted any stock, options or other equity awards to our NEOs. We do not have an incentive plan.

     In setting compensation for Fiscal Year 2014, our Board of Directors, with the acceptance of the NEOs, agreed to maintain these compensation packages as described above until further notice.

Employment Arrangement for Our CEO Elio Sorella

     As of February 2014, our controlling shareholder and Chairman of the Board of Directors Elio Sorella replaced Pablo Rodriguez to become CEO.

     Mr. Sorella has informed our Board of Directors of his willingness to enter into an employment agreement with Ecolomondosm to serve as the Company’s Chief Executive Officer for a period of three years to begin after the consummation of this offering. Compensation for the CEO as agreed to by the Board of Directors will be $150,000 per year, in addition to other benefits that the Board of Directors may decide. Mr. Sorella will abstain from any vote on his compensation package.

Director Compensation

     During 2013, we did not make any compensation payments to our Directors. We do reimburse all Directors for reasonable out-of-pocket expenses they incur in connection with their service as Directors, including those incurred in connection with attending all Board and Committee meetings.

     Non-Employee Directors have no service contracts with the Company or any of its subsidiaries providing for benefits upon termination of service.

     After the consummation of this offering, the Board of Directors may decide on some compensation for their services.

Director and Officer Indemnification and Limitation of Liability

     We have no indemnification agreements with any of our officers and Directors however the Company has in place a Directors’ and Officers’ liability insurance policy.

     There is no pending litigation or proceeding naming any of our Directors or officers for which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any Director or officer.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

     Since our inception, our Board of Directors has had primary responsibility for developing and implementing processes and controls to obtain information from our Directors, executive officers and significant stockholders regarding related-person transactions and determining, based on the facts and circumstances, whether we or a related person has a direct or indirect material interest in these transactions. Following this offering, we expect that our Audit Committee to be responsible for review, approval and ratification of “related-person transactions” between us and any related person. Under SEC rules, a related person is an officer, Director, nominee for Director or beneficial holder of more than of 5% of any class of our voting securities since the beginning of the last fiscal year or an immediate family member of any of the foregoing. In the course of its review and approval or ratification of a related-person transaction, we expect the Audit Committee to consider:

  the nature of the related person’s interest in the transaction;

  the material terms of the transaction, including the amount of consideration involved and type of transaction;

  the relative importance of the transaction to the related person and to our company;

  whether the transaction would impair the judgment of a Director or executive officer to act in our best interest and the best interest of our stockholders; and

  any other matters the Audit Committee deems appropriate.

     Any member of the Audit Committee who is a related person with respect to a transaction under review should not be able to participate in the deliberations or vote on the approval or ratification of such transaction. However, such a Director may be counted in determining the presence of a quorum at a meeting of the Committee that considers the transaction.

     Other than for Elio Sorella, compensation agreements and other arrangements which are described under “Executive Compensation,” and the transactions described below, since January 9, 2007, there has not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or may be a party in which the amount involved exceeded or could exceed $120,000 and in which any related person had or may have a direct or indirect material interest, except:

Sale of land and building for an amount of C$810,000 in March 2009 to a company under common control;

Lease for land and building in March 2009 where our Pilot plant is located, in Contrecoeur (Quebec), Canada, from a company under common control;

Lease for a Merlo Loader in September 2009 with a company under common control;

Three loans since September 10, 2013, totaling C$532,450, from companies under common control, used for working capital needs, which were reimbursed without interest in August 2014:

4136527 Canada Inc., loan of C$269,350;

3212521 Canada Inc., loan of C$225,600;

9143-5818 Quebec Inc., loan of C$37,500;

Issuance of 3,988,879 Class J Preferred Shares to a holding company, 3212521 Canada Inc., that is controlled by our controlling shareholder Elio Sorella, in payment of loans. Details of Class J Preferred Shares are provided in “Description of Capital Stock”, at page 64.

PRINCIPAL STOCKHOLDERS

     The following Table sets forth information with respect to the beneficial ownership of our Class A Common Shares as of December 31, 2013, after giving effect to the IPO Share Adjustments, and the anticipated beneficial ownership percentages immediately following this offering, by:

  each person or group who is known by us to own beneficially 5% or more of our outstanding Class A Common Shares;

  each of our named executive officers;

  each of our directors; and

  all of our executive officers and directors as a group (8 persons).

     Each stockholder’s percentage ownership as of December 31, 2013 before the offering and after we give effect to a 25 to 1 Reverse Stock Split is to be adjusted from 502,000,000 to 20,080,000 issued Class A Common Shares. If we achieve to sell the minimum offering of 1,327,500 Class A Common Shares, the current shareholders will collectively be diluted 6.20% and the total number of outstanding Class A Common Shares is 21,407,500 shares. If we achieve to sell the maximum offering of 2,300,000 Class A Common Shares (including the underwriter’s over-allotment option of 15%), the current shareholders will collectively be diluted 10.28% and the total number of outstanding Class A Common Shares is 22,380,000 shares.

     Unless otherwise noted, the address of each person or entity in the following Table is c/o Ecolomondo Corporation Inc. sm, 3435 Pitfield Boulevard, Montreal, Quebec, H4S 1H7.

As of June 30, 2014:	Shares Beneficially		Shares Beneficially Owned After Offering
	Owned Before Offering		Adjustments and 25 to 1 Reverse Stock Split
	Adjustments
Name of Beneficial Owner	Quantity	%	Minimim	%	Maximum	%
			Offering		Offering (1)
Issued and Outstanding Class A Common Shares	502,000,000	100%	21,407,500	100%	22,380,000	100%

5% Stockholders
Elio Sorella	453,598,016	90.36%	18,143,920	84.76%	18,143,920	81.07%

Directors and Executive Officers
Elio Sorella	453,598,016	90.36%	18,143,920	84.76%	18,143,920	81.07%
Donald Prinsky	100,000	*	4,000	*	4,000	*
Pablo Rodriguez	454,545	*	18,182	*	18,182	*
Tennyson Anthony	-		-		-
Don Boudria	-		-		-
Jamal Chaouki	1,000,000	*	40,000	*	40,000	*
Brigitte Gauthier	-		-		-
Emmanuelle Savare	1,250,000	*	50,000	*	50,000	*

All Directors and Executive Officers as a group (8 persons)	456,402,561	90.92%	18,256,102	85.28%	18,256,102	81.57%

Notes:	* Less than one percent (1%).
(1) The maximum offering includes the underwriter’s 15% over-allotment option.

Additional information on principal stockholders:

  There are no major shareholders, except for Elio Sorella.

  There has been no significant change in the percentage ownership held by Elio Sorella during the past three years.

  Shareholders of Class A Common Shares have no different voting rights.

  Class J Preferred Shares were issued to 3212521 Canada Inc., a company controlled by Elio Sorella. Details of Class J Preferred Shares are provided in “Description of Capital Stock”, at page 64.

DESCRIPTION OF CAPITAL STOCK

     The following is a description of our capital stock and certain provisions of our Certificate of Incorporation and bylaws, as they are to be in effect upon the completion of this offering. This description is intended as a summary, and is qualified in its entirety by the provisions of our certificate of incorporation and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part. This description of our capital stock reflects changes to our capital structure that we expect to have occurred upon the completion of this offering.

Authorized Capitalization

     Our Certificate of Incorporation as amended provides that our authorized capital consists of an unlimited number of Class A Common Shares, without par value, and an unlimited number of Class J Preferred Shares, with a par value to be determined by the Board of Directors.

     Prior to the completion of this offering, we expect to affect a 25 to 1 Reverse Stock Split. The Table 3 below sets forth certain information regarding our outstanding capital stock as of December 31, 2013, without giving effect to the IPO Share Adjustments:

Table 3
Class of Capital Stock	Number of Shares Outstanding	Number of Record Holders
Common Shares, Class A (1)	502,000,000	44
Preferred Shares, Class J (2)	3,988,879	1

(1) Upon completion of this offering, and after a 25 to 1 Reverse stock split, and assuming the underwriter exercises its 15% over-allotment option, we expect the total outstanding Class A Common Shares to be 22,380,000.
(2) Class J Preferred Shares are issued to 3212521 Canada Inc., a company under common control, owned by Elio Sorella, our CEO.

Common Shares

     Our Certificate of Incorporation sets forth the following rights, privileges, restrictions and conditions attached to our Class A Common Shares:

  to vote at meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote;
  subject to the rights, privileges, restrictions and conditions attached to any other class of shares of our Company, to share equally in the remaining property of our Company on liquidation, dissolution or winding-up of our Company;
  subject to the rights of the Preferred Shares, the Common Shares are entitled to receive dividends if, as, and when declared by the Board of Directors.

     Voting Rights. Each Class A Common Share entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of Class A Common Shares are entitled to vote. Our Class A Common Shares are to vote as a single class on all matters relating to the election and removal of Directors on our Board of Directors and as provided by law. Holders of our Class A Common Shares do not have cumulative voting rights. Except in respect of matters relating to the election of Directors, or as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of the election of Directors, all matters to be voted on by our stockholders must be approved by a plurality of the shares present in person or by proxy at the meeting and entitled to vote on the election of Directors.

     Dividend Rights. The holders of our outstanding shares of Class A Common Shares are entitled to receive dividends and other distributions in cash, securities or other property, if any, as may be declared from time to time by our Board of Directors out of legally available assets or funds. For additional information, see “Dividend Policy.”

     Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our Class A Common Shares would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any Preferred Shares outstanding at such time, holders of the Preferred Shares may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our Preferred Shares before we may pay distributions to the holders of our Class A Common Shares.

     Other Rights. Our stockholders do not have preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares are, and all Class A Common Shares offered by this prospectus are expected to be, when sold, validly issued, fully paid and nonassessable.

Preferred Shares

     Our Certificate of Incorporation as amended provides that our Board of Directors may issue the number of Class J Preferred Shares as they see fit.

     Our Board of Directors has authorized on June 30, 2013, 5,000,000 Class J Preferred Shares, with a par value of C$1.00 per share. As of December 31, 2013, 3,988,879 of these shares have been issued to a holding company, 3212521 Canada Inc., that is controlled by our controlling shareholder Elio Sorella, in payment of loans. The Class J Preferred Shares are redeemable, convertible, and dividend-bearing. The issued and fully paid up shares are to be redeemable only at the option of the Company and only when the shareholders’ equity is $15,000,000 and cash and cash equivalents are greater than $10,000,000. If the Preferred Shares are not redeemed within 30 months from the date of issuance (June 30, 2013 and September 9, 2013), then 3212521 Canada Inc. has the option to convert the shares to Class A Common Shares. The number of Class A Common Shares to be issued would be determined by dividing the number of Class J Preferred Shares being converted by the fair value of the Class A Common Shares on the conversion date.

     Dividend Rights. Class J Preferred Shares shall be entitled to receive dividends, when dividends are declared by the Company, a cumulative dividend at a rate based on the Company’s bank prime lending rate plus six percent.

     Voting Rights. Class J Preferred Shares have no voting rights.

     Liquidation Rights. In the event of dissolution or voluntary liquidation of the Company, holders of Class J Preferred Shares are entitled to repayment of the par value, added to unpaid dividends, prior to the holders of all other classes of shares.

     Other rights. Class J Preferred Shares have no right to share in the property, in the profits or in the surplus assets of the Corporation.

Rights, Preferences and Restrictions Attached to Our Shares

     The provisions in our Certificate of Incorporation attached to our Class A Common Shares and our Class J Preferred Shares may be altered, amended, repealed, suspended or changed by the affirmative vote of the holders of not less than two-thirds of the outstanding Class A Common Shares and two-thirds of the Class J Preferred Shares, as applicable.

     With the exception of special resolutions (i.e. resolutions in respect of fundamental changes to our Company, including: the sale of all or substantially all of our assets, a merger or other arrangement or an alteration to our authorized capital) that require the approval of holders of two-thirds of the outstanding Class A Common Shares entitled to vote at a meeting, either in person or by proxy, resolutions to approve matters brought before a meeting of our shareholders require approval by a simple majority of the votes cast by shareholders entitled to vote at a meeting, either in person or by proxy.

     Our Certificate of Incorporation provides that our Company shall have a lien on shares registered in the name of a shareholder or the legal representative of a shareholder for any debt of that shareholder to our Company.

Listing

     We intend to apply to have our Class A Common Shares approved for listing on The NASDAQ Capital Market under the symbol “EECO.” However no assurances of such listing may be assumed.

Transfer Agent and Registrar

     The transfer agent and registrar for our Class A Common Shares is American Stock Transfer & Trust Company, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our stock. Future sales of our Class A Common Shares in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares are to be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A Common Shares in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

     Even though our Certificate of Incorporation allows us to have an unlimited number of shares, upon the completion of this offering, we expect to have outstanding a maximum of 22,380,000 Class A Common Shares, including 300,000 shares from the underwriters’ over-allotment option to purchase 15% additional shares. We expect these shares to be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act. All remaining Class A Common Shares held by existing stockholders are to be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale in the United States only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 under the Securities Act, which is summarized below.

     As a result of the lock-up agreements described below and the provisions of Rule 144 under the Securities Act, all of the Class A Common Shares are to be available for sale in the public market upon the expiration of the lock-up term provided by the agreements, beginning 180 days after the date of this prospectus (subject to extension) and when permitted under Rule 144.

Lock-Up Agreements

     Upon the effective date of the registration statement of which this prospectus forms a part, we and all of the existing shareholders of Class A Common Shares have agreed not to sell or grant any option for sale or otherwise dispose of any Class A Common Shares of our Company, directly or indirectly, until one hundred and eighty (180) days after the date of this prospectus.

     The shareholders further agree that beyond the one hundred and eighty (180) days, he or she will not sell or grant any option for sale or otherwise dispose of more than 25% per month of any shares of the Class A Common Shares of the Company held by her or him, with a maximum of 50,000 shares per month (before the Reverse Stock Split of 25 to 1), without the prior written consent of the underwriters.

Rule 144

     In general, under Rule 144 as currently in effect, once we have been a reporting company subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for 90 days, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

     Once we have been a reporting company subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for 90 days, a person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our Class A Common Shares or the average weekly trading volume of our Class A Common Shares reported through The NASDAQ Capital Market during the four calendar weeks preceding the filing of a notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Stock Issued Under Employee Plans

     For the Fiscal Year 2014, we do not expect to have any shares issued under employee compensation plans. Furthermore, we are not a party to any investors’ rights agreements, registration rights or other market stand-off provisions.

OUR CERTIFICATE OF INCORPORATION AND BY-LAWS

     As discussed above under the heading “Corporate Information”, our Company was incorporated under the laws of Canada on January 9, 2007.

Objects and Purposes

     Neither our Certificate of Incorporation nor By-laws contain a description of, or any restriction upon, our objects and purposes. Under the Canada Business Corporations Act, a corporation has the capacity and, subject to the Canada Business Corporations Act, the rights, powers and privileges of a natural person, as well as the capacity to carry on its business, conduct its affairs and exercise its powers in any other jurisdiction to the extent that the laws of that jurisdiction permit.

Directors

     Our Directors are elected annually at each annual meeting of our Company’s shareholders. Our Certificate of Incorporation provides that the Board of Directors may, between annual meetings, appoint one or more additional directors to serve until the next annual meeting, but the number of additional Directors must not at any time exceed one-third of the number of Directors who held office at the expiration of the last annual meeting of our Company’s shareholders.

Our By-laws provide that our Directors may from time to time on behalf of our Company, without shareholders’ approval:

  borrow money upon the credit of our Company;

  issue, sell or pledge bonds, debentures or other evidences of indebtedness and provide guarantees; and

  mortgage, pledge or otherwise create an interest or charge in all or any currently owned or subsequently acquired property of our Company, to secure payment of a debt or performance of any other obligation of our Company.

Our By-laws also provide that, subject to our Certificate of Incorporation:

  the directors may by resolution issue shares of our Company at such times, to such persons and, subject to the Canada Business Corporations Act, for such consideration as the Directors may from time to time determine;

  the Directors may, by resolution, make, amend or cancel any by-laws that regulate the business or affairs of our Company (provided that, under the Canada Business Corporations Act, the Directors must submit a bylaw, or an amendment or a cancellation of a by-law to the shareholders at the next meeting of shareholders, and the shareholders may, by ordinary resolution, confirm, reject or amend the by-law amendment or cancel);

  the Directors may designate the officer of our Company, appoint as officers individuals of full capacity who may but need not be Directors of our Company, specify their duties, and except where delegation is prohibited by the Canada Business Corporations Act, delegate to them power to manage the business and affairs of our Company; and

  the Directors may fix the remuneration of the Directors and the officers and employees of the Company.

     Our By-laws also provide for procedures for convening meetings of our Board of Directors, and provide that, subject to our Certificate of Incorporation, a meeting of the Directors may be held at any place in Canada or at any place outside Canada if all Directors entitled to attend and vote at the meeting either participate in the meeting or consent verbally or otherwise to the meeting being held at that place. Our By-laws also provide that a Director may participate in a meeting of Directors by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other. Subject to our Certificate of Incorporation, every resolution submitted to a meeting of Directors is required to be decided by a vote of a majority of the directors participating in the meeting; in the case of an equality of votes, the Chairman does not have a casting (deciding) vote.

     Subject to the Certificate of Incorporation, a majority of the Directors shall constitute a quorum at any meeting of Directors.

     Neither our Certificate of Incorporation nor By-laws restrict: (i) a Director’s power to vote on a proposal, arrangement or contract in which the Director is materially interested (although the Canada Business Corporations Act generally requires a Director who is materially interested in a material contract or material transaction to disclose his or her interest to the Board, and to abstain from voting on any resolution to approve the contract or transaction, failing which the Superior Court of Quebec may, on application of our Company or any of our shareholders, set aside the material contract or material transaction on any terms that it thinks fit, or require the Director to account to the Company for any profit or gain realized on it, or both); or (ii) our Directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body. Additional details are provided in the section “Potential Conflicts of Interest – Fiduciary Duties”, above.

     Neither our Certificate of Incorporation nor By-laws set out a mandatory retirement age for our Directors. Our Directors are not required to own securities of our Company in order to serve as Directors.

Shareholders’ Meetings

     Our By-laws provide that:

  Annual meetings of the shareholders of the Company shall be held not later than fifteen months after holding the last preceding annual meeting but no later than six months after the end of the Company’s preceding financial year.

  The Company shall, at least twenty-one days before each annual meeting or the resolution in lieu of it, send the annual financial statements to each shareholder, except those who agree not to receive them, either before, during or after the meeting or the resolution in lieu of it.

  The meetings of the shareholders shall be held at the registered office of the Company or at any other place in Canada designated by the Directors. A meeting of the shareholders may be held at a place outside Canada if the place is specified in our Certificate of Incorporation or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place.

  The holders of not less than five percent (5%) of the securities issued by the Company which carry the right to vote at the meeting sought to be held may request that the Directors call a meeting for the purposes stated in their request.

  The only persons entitled to attend a meeting of the shareholders shall be those entitled to vote thereat, the Directors, the auditor of the Company and other persons who, pursuant to the Act, to the Certificate of Incorporation or to the By-laws of the Company, are entitled or required to attend a meeting of the shareholders.

  A quorum at a meeting of the shareholders shall be attained, no matter how many persons are actually in attendance when, at least fifteen minutes after the time set for the meeting, the shareholders representing a majority of the votes are in attendance, in person or represented by proxy.

LIMITATIONS ON RIGHTS OF NON-CANADIANS

     Ecolomondo Corporation Inc. sm is incorporated pursuant to the laws of Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See “Material Canadian Federal Income Tax Information For United States Residents,” below.

     There is no limitation imposed by Canadian law or by the charter or other constituent documents of our Company on the right of a non-resident to hold or vote Common Shares of our Company. However, the Investment Canada Act (Canada) (the “Investment Act”) has rules regarding certain acquisitions of shares by non-residents, along with other requirements under that legislation.

     The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire Common Shares of our Company. The discussion is general only; it is not a substitute for independent legal advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments.

     The Investment Act is a federal statute of broad application regulating the establishment and acquisition of Canadian businesses by non-Canadians, including individuals, governments or agencies thereof, corporations, partnerships, trusts or joint ventures (each an “entity”). Investments by non-Canadians to acquire control over existing Canadian businesses or to establish new ones are either reviewable or notifiable under the Investment Act. If an investment by a non-Canadian to acquire control over an existing Canadian business is reviewable under the Investment Act, the Investment Act generally prohibits implementation of the investment unless, after review, the Minister of Industry, is satisfied that the investment is likely to be of net benefit to Canada.

     A non-Canadian would acquire control of our Company for the purposes of the Investment Act through the acquisition of Common Shares if the non-Canadian acquired a majority of the Common Shares of our Company.

     Further, the acquisition of less than a majority but one-third or more of the Common Shares of our Company would be presumed to be an acquisition of control of our Company unless it could be established that, on the acquisition, our Company was not controlled in fact by the acquirer through the ownership of Common Shares.

     For a direct acquisition that would result in an acquisition of control of our Company, subject to the exception for “WTO-investors” that are controlled by persons who are resident in World Trade Organization (“WTO”) member nations, a proposed investment would be reviewable where the value of the acquired assets is CAD $5 million or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, where the value of the acquired assets is less than CAD $5 million.

     For a proposed indirect acquisition that is not a so-called WTO transaction and that would result in an acquisition of control of our Company through the acquisition of a non-Canadian parent entity, the investment would be reviewable where (a) the value of the Canadian assets acquired in the transaction is CAD $50 million or more, or (b) the value of the Canadian assets is greater than 50% of the value of all of the assets acquired in the transaction and the value of the Canadian assets is CAD $5 million or more.

     In the case of a direct acquisition by or from a “WTO investor”, the threshold is significantly higher, and is adjusted for inflation each year. The 2014 threshold is CAD$354 million. Other than the exception noted below, an indirect acquisition involving a WTO investor is not reviewable under the Investment Act.

     The higher WTO threshold for direct investments and the exemption for indirect investments do not apply where the relevant Canadian business is carrying on a “cultural business”. The acquisition of a Canadian business that is a “cultural business” is subject to lower review thresholds under the Investment Act because of the perceived sensitivity of the cultural sector.

     In 2009, amendments were enacted to the Investment Act concerning investments that may be considered injurious to national security. If the Industry Minister has reasonable grounds to believe that an investment by a non-Canadian “could be injurious to national security,” the Industry Minister may send the non-Canadian a notice indicating that an order for review of the investment may be made. The review of an investment on the grounds of national security may occur whether or not an investment is otherwise subject to review on the basis of net benefit to Canada or otherwise subject to notification under the Investment Canada Act. To date, there is neither legislation nor guidelines published, or anticipated to be published, on the meaning of “injurious to national security.” Discussions with government officials suggest that very few investment proposals will cause a review under these new sections.

     Certain transactions, except those to which the national security provisions of the Investment Act may apply, relating to Common Shares of our Company are exempt from the Investment Act, including:

  acquisition of Common Shares of the Company by a person in the ordinary course of that person’s business as a trader or dealer in securities;

  acquisition of control of our Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions on the Investment Act; and

  acquisition of control of our Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of our Company, through the ownership of Common Shares, remained unchanged.

MATERIAL INCOME TAX INFORMATION

     The following is a discussion of the material Canadian and U.S. federal income tax consequences of the acquisition, ownership and disposition of our Common Shares and is based upon laws and interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to the acquisition, ownership and disposition of our Common Shares, such as the tax consequences under state, local and non-U.S. and non-Canadian tax laws. This discussion is only that, a discussion, and must not be viewed as tax advice. We urge you to secure advice and the opinion of your tax advisor before making any decision.

Material Canadian Federal Income Tax Information for United States Residents

     The following summarizes the principal Canadian federal income tax considerations generally applicable to the holding and disposition of Common Shares of Ecolomondo Corporation Inc. sm by a holder (a) who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident in Canada or deemed to be resident in Canada, deals at arm’s length and is not affiliated with Ecolomondo Corporation Inc. sm, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) who, for the purposes of the Canada-United States Income Tax Convention (the “Treaty”), is a resident of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada, and who qualifies for the full benefits of the Treaty. The Canada Revenue Agency has recently introduced special forms to be used in order to substantiate eligibility for Treaty benefits, and affected holders should consult with their own advisors with respect to these forms and all relevant compliance matters.

     Holders who meet all such criteria in clauses (a) and (b) above are referred to herein as a “U.S. Holder” or “U.S. Holders”, and this summary only addresses such U.S. Holders. The summary does not deal with special situations, such as particular circumstances of traders or dealers, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or entities considered fiscally transparent under applicable law, or otherwise.

     This summary is based on the current provisions of the Tax Act and the regulations thereunder, all proposed amendments to the Tax Act and regulations publicly announced by the Minister of Finance (Canada) to the date hereof, the current provisions of the Treaty and our understanding of the current administrative practices of the Canada Revenue Agency. It has been assumed that all currently proposed amendments to the Tax Act and regulations will be enacted as proposed and that there will be no other relevant change in any governing law, the Treaty or administrative policy, although no assurance can be given in these respects. This summary does not take into account provincial, U.S. or other foreign income tax considerations, which may differ significantly from those discussed herein.

     This summary is not exhaustive of all possible Canadian income tax consequences. It is not intended as legal or tax advice to any particular U.S. Holder and should not be so construed. The tax consequences to a U.S. Holder will depend on that U.S. Holder’s particular circumstances. In addition, U.S. Holders should note that this summary only addresses certain Canadian federal income tax considerations relevant to the holding and disposition of Common Shares of Ecolomondo Corporation Inc. sm Accordingly, all U.S. Holders or prospective U.S. Holders should consult their own tax advisors with respect to the tax consequences applicable to them having regard to their own particular circumstances.

Dividends

     Dividends paid or deemed to be paid or credited by Ecolomondo Corporation Inc. sm to a U.S. Holder are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross dividend (or 5% in the case of a U.S. holder that is a corporate shareholder owning at least 10% of Ecolomondo Corporation Inc.’s sm voting shares), provided the U.S. Holder can establish entitlement to the benefits of the Treaty.

Disposition

     A U.S. Holder is generally not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market, unless the share is “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty.

     Provided that Ecolomondo Corporation Inc. sm Class A Common Shares are listed on a stock exchange, in this case the NASDAQ, for purposes of the Tax Act at the time of disposition, a Common Share will generally not constitute taxable Canadian property to a U.S. Holder unless, at any time during the 60 month period ending at the time of disposition, (i) the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length (or the U.S. Holder together with such persons) owned 25% or more of the issued shares of any class or series of Ecolomondo Corporation Inc. sm AND (ii) more than 50% of the fair market value of the share was derived directly or indirectly from certain types of assets, including real or immoveable property situated in Canada, Canadian resource properties or timber resource properties, and options, interests or rights in respect of any of the foregoing. Common shares of Ecolomondo Corporation Inc. sm may also be deemed to be taxable Canadian property under the Tax Act in certain specific circumstances. A U.S. Holder holding Ecolomondo Corporation Inc. Common Shares as taxable Canadian property should consult with the U.S. Holder’s own tax advisors in advance of any disposition of Ecolomondo Corporation Inc. sm Common Shares or deemed disposition under the Tax Act in order to determine whether any relief from tax under the Tax Act may be available by virtue of the Treaty, and any related compliance procedures.

Backup Withholding Tax and Information Reporting

     Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938.

     Payments made within the U.S. or by a U.S. payor or U.S. middleman of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at which is currently the rate of 31%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

     The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.

UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated June 18, 2013, we have agreed to sell to Chardan Capital Markets LLC, the sole book-running manager, and Chardan Capital Markets LLC has agreed to offer Class A Common Shares of Ecolomondo Corporation Inc. sm on a best efforts basis as indicated below. The offering is being made without a firm commitment by the underwriters, with no obligation or commitment on the part of the underwriters to purchase any of the Class A Common Shares. The underwriters must sell the minimum number of securities offered (1,327,500 Class A Common Shares), if any are sold, and are required to use only their best efforts to sell the securities offered. The Class A Common Shares should be ready for delivery within 60 days of the date of this prospectus, against payment in immediately available funds, subject to the condition that at least 1,327,500 Class A Common Shares have been subscribed and paid for. The underwriters may reject all or part of any order.

     Total number of Class A Common Shares to be offered by this offering is 2,300,000, including over-allotment option of 15% granted to the underwriter, broken down as follows:

  Minimum of 1,327,500, and maximum of 2,000,000 shares to be offered;
  An additional 300,000 shares represent the option of 15% over-allotment granted to the underwriter.

     Chardan Capital Market LLC initially proposes to offer our Class A Common Shares for sale at the price of $7.00 per share on a best efforts basis. In connection with this offering, Chardan Capital Markets LLC is to purchase each share from us at a discount of $0.613 per share, to the extent that any shares are sold.

     If the underwriters sell more shares than the total number of shares available, which is 2,000,000, we have granted to our underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 15% additional shares at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. Any shares issued or sold under the option is to be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

     Prior to this offering, there has been no public market for our stock. The selling price per share of the Ecolomondo Corporation Inc. Class A Common Shares was arrived at as the result of negotiations between management of the Company and Representatives from Chardan Capital Markets, the sole book running manager and as a practical matter, the underwriter of the offering. This price per share was what the negotiators concluded would be a price at which Chardan, together with its selling broker-dealers, could sell a sufficient number of shares to make the extensive work and expense of the offering worth it to the Company. It would also enable the Company to receive sufficient proceeds to expand its business operations in the manner described in the Registration Statement. The price was not based on any division of the value of the assets of the Company per share, but rather on a view of the future value of the Company and the stock. We cannot assure you, however, that the price at which the shares may sell in the public market after this offering could not be lower than the initial public offering price or that an active trading market in our shares may develop and continue after this offering.

    We intend to apply to have our shares listed on The NASDAQ Capital Market under the symbol “EECO.”

     The following Table shows the underwriting discounts and commissions, on minimum and maximum amount of Class A Common Shares, that we are to pay to our underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of our underwriters’ over-allotment option.

OFFERING
	Minimum Offering	Commission	%	Maximum Offering	Commission	%
Class A Common Shares	1,327,500	$813,758	8¾	2,000,000	$1,226,000	8 ¾
Over-allotment	-	-	-	300,000	$ 183,900	8 ¾
Total	1,327,500	$813,758	8 ¾	2,300,000	$1,409,900	8 ¾

     In connection with the offering, our underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

Short sales involve secondary market sales by the underwriters of a greater number of shares than they are entitled to purchase in the offering.

“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriter’ over-allotment option.

“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriter’ over-allotment option.

Covering transactions involve purchases of shares either pursuant to the underwriters’ over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

To close a naked short position, the underwriters must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

To close a covered short position, the underwriters must purchase shares in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters must consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

     Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on The NASDAQ Capital Market, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     Unless sooner withdrawn or canceled by either us or Chardan Capital Markets LLC, the offering will continue for up to 60 days following the date of this prospectus (the “Offering Termination Date”). Chardan Capital Markets LLC has agreed in accordance with the provisions of SEC Rule 15c2-4 to cause all funds received by the underwriters for the sale of the Class A Common Shares to be promptly deposited in an escrow account maintained by Collateral Agents LLC (the “Escrow Agent”) as escrow agent for the investors in the offering. The Escrow Agent will exercise signature control on the escrow account and will act based on joint instructions from us and Chardan Capital Markets LLC. On the closing date for the offering, net proceeds in the escrow account maintained by the Escrow Agent will be promptly delivered to us. If we do not complete this offering before the Offering Termination Date, all amounts will be promptly returned to the investors, as described below. The Escrow Agent shall be solely responsible for determining whether the minimum offering has been sold.

     Investors must pay in full for all Class A Common Shares at the time of investment. Payment for the Class A Common Shares may be made by check, bank draft or money order made payable to “Collateral Agents LLC” and delivered to Chardan Capital Markets LLC no less than three business days before the date of closing. If payment is made by check, investors should make all checks payable to the Escrow Agent. Only checks that have cleared and represent actual funds contained in the escrow account will be considered by the Escrow Agent for purposes of determining whether the minimum offering has been sold. Any investor who deposits a check into the escrow account that has not cleared prior to the closing of the offering will not be eligible to participate in the offering, and such funds will be promptly returned to such investors.

     Proceeds deposited in escrow with the Escrow Agent may not be withdrawn by investors prior to the earlier of the closing of the offering or the Offering Termination Date. If the offering is withdrawn or canceled or if the minimum offering amount is not reached and proceeds therefrom are not received by us on or prior to the Offering Termination Date, all proceeds will be promptly returned by the Escrow Agent without interest or deduction to the persons from which they are received in accordance with applicable securities laws. All such proceeds will be placed in a non-interest bearing account pending such time.

     The underwriters are offering the Class A Common Shares subject to conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part in the event (i) our representations or warranties are incorrect or misleading or we fail to fulfill our agreements with the underwriters; (ii) a material adverse change occurs affecting our business, management, property, assets, results of operations, condition or prospects; (iii) trading is suspended on any national securities exchange; (iv) war is declared; (v) a banking moratorium is declared in New York or the U.S.; or (vi) any laws, regulations, court or administrative order or other governmental or agency act causes the underwriters to believe that our business or the U.S. securities markets will be materially adversely affected. The underwriters’ discretion in this regard is broad.

Lock-up Agreements

     We and all of our existing shareholders of Class A Common Shares have agreed not to sell or grant any option for sale or otherwise dispose of any Class A Common Shares of our Company, directly or indirectly, during the period commencing on the date of this prospectus and ending on the date one hundred and eighty (180) days after the date of such prospectus.

     The shareholders further agree that beyond the one hundred and eighty (180) days, he or she will not sell or grant any option for sale or otherwise dispose of more than 25% per month of any shares of the Class A Common Shares of the Company held by her or him, with a maximum of 50,000 shares per month (before the Reverse Stock Split of 25 to 1), without the prior written consent of the underwriters.

Conflicts of Interest

     The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities may involve our securities and instruments.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

EXPENSES RELATING TO THIS OFFERING

     The following Table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid by us in connection with the sale of the Class A Common Shares being registered hereby. All amounts are estimates except for the SEC registration fee, the FINRA filing fee and the NASDAQ listing fee.

Table 4
Costs and Expenses
Underwriting expenses	$150,000
Legal fees	$47,926
Auditing fees	$50,000
SEC registration fee	$2,074
FINRA filing fee	$5,000
NASDAQ listing fee	$45,000
Printing	$50,000
Miscellaneous	$50,000
TOTAL	$400,000

          We will bear the expenses, including underwriting discounts and commissions incurred in connection with this offering.

LEGAL MATTERS

     The attorneys for Ecolomondo Corporation Inc. sm are Karlen & Stolzar LLP, White Plains, New York, and the attorneys for the underwriters are Loeb & Loeb LLP, New York, New York. The attorney for Ecolomondo Corporation Inc. with regards to Canadian law is The Law Office of Bruce Taub, LLC.

ENFORCEABILITY OF CIVIL LIABILITIES

     We are a corporation organized under the laws of Canada and a majority of our directors and officers, as well as the Canadian independent registered chartered accountants named in the "Experts" section of this prospectus, reside outside of the United States. Service of process upon such persons may be difficult or impossible to effect within the United States. Furthermore, because a substantial portion of our assets, and substantially all the assets of our non-U.S. directors and officers and the Canadian experts named herein, are located outside of the United States, any judgment obtained in the United States, including a judgment based upon the civil liability provisions of U.S. federal securities laws, against us or any of such persons may not be collectible within the United States.

     In addition, there is doubt as to the applicability of the civil liability provisions of U.S. federal securities law to original actions instituted in Canada. It may be difficult for an investor, or any other person or entity, to assert U.S. securities laws claims in original actions instituted in Canada.

     However, subject to certain time limitations, a foreign civil judgment, including a U.S. court judgment based upon the civil liability provisions of U.S. federal securities laws, may be enforced by a Canadian court, provided that:

  the judgment is enforceable in the jurisdiction in which it was given;

  the judgment was obtained after due process before a court of competent jurisdiction that recognizes and enforces similar judgments of Canadian courts, and the court had authority according to the rules of private international law currently prevailing in Canada;

  adequate service of process was effected and the defendant had a reasonable opportunity to be heard;

  the judgment is not contrary to the law, public policy, security or sovereignty of Canada and its enforcement is not contrary to the laws governing enforcement of judgments;

  the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

  the judgment is no longer appealable; and

  an action between the same parties in the same matter is not pending in any Canadian court at the time the lawsuit is instituted in the foreign court.

     Foreign judgments enforced by Canadian courts generally will be payable in Canadian dollars. A Canadian court hearing an action to recover an amount in a non-Canadian currency will render judgment for the equivalent amount in Canadian currency.

     The name and address of our agent for service of process in the United States is Michael Stolzar, Esq., Karlen & Stolzar, LLP, 445 Hamilton Avenue, Suite 1102, White Plains, New York 10601, (914) 949-4600.

EXPERTS

     The consolidated financial statements included in the prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Raymond Chabot Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

     None of the named experts or legal counsel was employed on a contingent basis, owns an amount of shares in the company or our subsidiaries which is material to that person, or has a material, direct or indirect economic interest in the company or that depends on the success of this offering.

WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. For further information about us and about the securities, you should refer to our registration statement and its exhibits. This prospectus summarizes the content of contracts and other documents to which we refer you. Since this prospectus may not contain all of the information that is important to you, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

     Upon the completion of this offering, we will become subject to periodic reporting and other information requirements of the Exchange Act as applicable to foreign private issuers and will file reports, including annual reports on Form 20 F, and other information with the SEC. As we are a foreign private issuer, we are exempt from some of the Exchange Act reporting requirements, the rules prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our shares. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov.

CERTAIN DEFINED TERMS

ASR

Automobile Shred Residue, or “car fluff”, represents materials remaining after the car has been shredded and stripped of reusable parts and metals. ASR is mainly composed of plastics, rubber, foam, fabric and paper.

ASTM	ASTM International (formerly known as the American Society for Testing and Materials), a developer and provider of international voluntary consensus standards.

Basel Convention	Basel Convention on the Control of Transboundary Movements of Hazardous Wastes and their Disposal, adopted in 1989.

BTU	British Thermal Unit, a standard unit of measurement used to denote the amount of heat required to increase one pound of water by one degree Fahrenheit.

Carbon Black or Char

Material produced by the incomplete combustion of heavy petroleum products. It is mainly used as a reinforcing filler in tires and rubber products, also used in plastics, paints and inks as color pigment.

Carbon Black Substitute	Material resulting from the pyrolysis of hydrocarbon waste. It is similar to carbon black in properties but includes some ash impurities because it is recycled.

Carbon Credit

Based on an emissions trading approach, one carbon credit is equal to one metric ton of carbon dioxide, or in some markets, carbon dioxide equivalent gases, represented by a tradable certificate or permit.

CBCA	Canada Business Corporation Act, which provides the basic corporate governance framework for Canadian enterprises of all sizes.

Closed Batch Technology

Batch processing in a closed reactor, used in a variety of operations such as solids dissolution, product mixing and chemical reactions. Materials are placed in a reactor for an amount of time, during which the entry or exit of gases or vapors are controlled.

CO2

Carbon dioxide, a gas at standard temperature and pressure, part of the carbon cycle for plants and algae. Primary greenhouse gas emitted through human activities, mostly by the combustion of fossil fuels such as coal, natural gas and oil.

EPA

The U.S. Environmental Protection Agency, based in Washington, created for the purpose of protecting human health and the environment by writing and enforcing regulations based on laws passed by Congress.

ERCG	Ecological Recycling C.G. Inc., our joint venture partner in Launch.

Feedstock	Raw material required for an industrial process. In the context of this prospectus, feedstock refers to hydrocarbon waste that is converted into end-products by a pyrolysis process or by TDP.

HAZOP	HAZard and OPerability study, an assessment of potential hazards to employees or equipment for companies in the process industry.

Heavy Oil

Fuel oil with a higher boiling point, larger viscosity and longer carbon chain length than light oil. Fuel oil is a fraction obtained from petroleum distillation, either as a distillate or a residue, burned in a furnace for heat or used in an engine for power.

Hydrocarbons

The simplest organic compound containing only carbon and hydrogen. The majority of hydrocarbons found on earth naturally occur in crude oil, where decomposed organic matter provides an abundance of carbon and hydrogen.

Hydrocarbon Waste	Products that contain hydrocarbons and have reached their end of life. For TDP, the most common types are tires, plastics, asphalt, asphalt roof shingles, automobile shred residue (ASR) and diapers.

IT	Information Technology, the application of computers and telecommunications equipment to store, retrieve, transmit and manipulate data.

kWh	kilowatt hour, unit of energy equal to 1,000 watt-hours.

Light Oil

Fuel oil with a lower boiling point, smaller viscosity and shorter carbon chain length than heavy oil. Fuel oil is a fraction obtained from petroleum distillation, either as a distillate or a residue, burned in a furnace for heat or used in an engine for power.

LOI	Letter of Intent, a document outlining an agreement between two or more parties before closing a financially large deal.

LSTPA	Lump Sum Turnkey Purchase Agreement, a contract in which a contractor designs, constructs, and manages a project until it is ready to be handed over to the client and operation can begin.

MOU	Memorandum of Understanding, describing an agreement between two or more parties. It expresses a convergence of will between the parties, indicating an intended common line of action.

NDA

Non-Disclosure Agreement, also known as a confidentiality agreement, a legal document that outlines confidential material, knowledge or information that the parties wish to share with one another for certain purposes but wish to restrict access to or by third parties.

NTP	Notice To Proceed, a written notice from a project owner addressed to the contractor in which the contractor is authorized to proceed with the work on a specified date.

PCAOB	The Public Company Accounting Oversight Board, a nonprofit corporation established by the Sarbanes-Oxley Act to oversee the auditors of U.S. public companies to protect the interests of investors.

PSI	Pound per Square Inch, a unit of pressure or of stress, resulting from a force of one pound applied to an area of one square inch.

PTE	Passenger Tire Equivalent, a notional term using a standard weight of 9kg (20 lbs) to represent the average weight of a passenger tire. Various tire types (truck, oversize) can be expressed in PTEs.

Pyrolysis	Established technology that uses heat to chemically alter a substance in an oxygen-free environment.

Relative Atmospheric Pressure	Relative atmospheric pressure is the measurement of how much pressure an air column would exert on a surface.

Reactor

Type of vessel used in process industries, with large variation of sizes, usually fabricated in steel, stainless steel or glass. A typical batch reactor consists of a tank with an agitator and integral heating/cooling system.

TDF	Tire-Derived Fuel, composed of shredded tires and may be mixed with coal or other fuels such as wood to be burned in concrete kilns, power plants, or paper mills.

TDP	Thermal Decomposition Process, Ecolomondo’s sm proprietary process to treat hydrocarbon waste that uses pyrolysis technology in a closed batch environment with a rotary reactor.

Tipping Fee	Charge levied upon a given quantity or weight of waste received at a waste processing facility or landfill site.

Ton	Unit of measure of mass, used in this document as a short ton, i.e. 2000 lbs.

INDEX TO FINANCIAL STATEMENTS

Page

Cover page	FS1
Report of Independent Registered Public Accounting Firm	FS2
Consolidated Balance Sheets	FS4
Consolidated Statements of Income	FS5
Consolidated Statements of Stockholders’ Equity	FS6
Consolidated Statements of Cash Flows	FS10
Notes to Consolidated Financial Statements	FS11

Ecolomondo Corporation Inc. and Subsidiary
(formerly 4403100 Canada Inc.)
(A development stage company)

Consolidated Financial Statements
December 31, 2013 and 2012
and October 31, 2012

Report of Independent Registered Public
Accounting Firm	2 - 3
Financial Statements
Consolidated Balance Sheets	4
Consolidated Statements of Income	5
Consolidated Statements of Stockholders' Equity	6 - 9
Consolidated Statements of Cash Flows	10
Notes to Consolidated Financial Statements	11 - 25

2

Report of Independent Registered Public
Accounting Firm

To the Board of Directors and Stockholders of
Ecolomondo Corporation Inc. and
Subsidiary (formerly 4403100 Canada Inc.)

We have audited the accompanying consolidated balance sheets of Ecolomondo Corporation Inc. and Subsidiary (formerly 4403100 Canada Inc.) as of December 31, 2013 and 2012 and October 31, 2012, and the related consolidated statements of income, stockholders' equity, and cash flows for the year ended December 31, 2013, the two-month period ended December 31, 2012, the year ended October 31, 2012 and the period from January 9, 2007 (date of inception) to December 31, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ecolomondo Corporation Inc. and Subsidiary (formerly 4403100 Canada Inc.), as of December 31, 2013 and 2012 and October 31, 2012 and the results of their operations and cash flows for the year ended December 31, 2013, the two-month period ended December 31, 2012, the year ended October 31, 2012 and the period from January 9, 2007 (date of inception) to December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

3

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has incurred recurring losses and negative cash flows from operations. These conditions, along with other matters as set forth in Note 2, cast substantial doubt about the Company's ability to continue as a going concern. Management's plans with regards to these matters are described in Note 2. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                                                                                                                                                                                         1

Montréal, Canada
September XX, 2014

_________________________________
1 CPA auditor, CA public accountancy permit no. A121855

4

Ecolomondo Corporation Inc. and Subsidiary
(formerly 4403100 Canada Inc.)
(A development stage company)
Consolidated Balance Sheets
December 31, 2013 and 2012 and October 31, 2012
(In Canadian dollars, except for number of shares)

	December 31,	December 31,	October 31,
	2013	2012	2012
	$	$	$
ASSETS
Current assets
Cash	829	821	432
Other receivables, net (Note 7)	21,449	54,208	96,771
Investment tax credits receivable	1,024,130	678,603	566,103
Advances to companies under common control			6,503
Prepaid expenses	20,159	13,643	21,499
Total current assets	1,066,567	747,275	691,308
Equipment, net (Note 8)	6,532,428	7,429,176	7,542,469
Intangible assets, net (Note 9)	1,473,949	1,754,702	1,801,494
Total assets	9,072,944	9,931,153	10,035,271

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Bank overdraft	2,539	5,789	6,198
Accounts payable and accrued liabilities	123,891	532,013	576,931
Advance from the controlling stockholder (Note 10)		13,500	13,500
Advances from companies under common control (Note 11)	73,144	3,321,559	3,046,481
Debt (Note 12)		15,326	22,846
Total current liabilities	199,574	3,888,187	3,665,956
Deferred income taxes, net (Note 4)	2,002,251	2,327,706	2,381,930
Total liabilities	2,201,825	6,215,893	6,047,886
Commitments and contingencies (Note 15)

STOCKHOLERS' EQUITY
Common shares, unlimited number of shares authorized, without par value, 502,000,000, 500,000,000 and 500,000,000 shares issued and outstanding respectively (Note 13)	8,772,114	8,632,114	8,632,114
Preferred shares, unlimited number of shares authorized, with $1 par value, 3,988,879 shares issued and outstanding (Note 13)	3,988,879
Deficit accumulated during the development stage	(5,889,874)	(4,916,854)	(4,644,729)
Total stockholders' equity	6,871,119	3,715,260	3,987,385
Total liabilities and stockholders' equity	9,072,944	9,931,153	10,035,271

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,

Director	Director

5

Ecolomondo Corporation Inc. and Subsidiary
(formerly 4403100 Canada Inc.)
(A development stage company)
Consolidated Statements of Income
For the year ended December 31, 2013, the two-month periods ended December 31, 2012 and 2011, the year ended October 31, 2012 and the period from January 9
2007 (inception) to December 31, 2013
(In Canadian dollars, except for number of shares)

			Two-month		Period from
		Two-month	period ended		January 9, 2007
	Year ended	period ended	December 31,	Year ended	(inception) to
	December 31,	December 31,	2011	October 31,	December 31,
	2013	2012	(Unaudited)	2012	2013
	$	$	$	$	$
Revenues	364,530	18,523	25,296	121,949	725,944
Expenses
General and administrative expenses	264,987	66,299	209,990	136,062	1,028,095
Research and development, net	16,505	49,287		55,055	829,352
Rent to companies under common control (Note 15)	120,250	20,000	20,000	120,250	566,092
Depreciation of equipment	980,398	162,228	158,281	962,004	4,548,437
Amortization of intangible assets	280,753	46,792	46,792	280,753	1,333,576
Stock-based compensation expense				66,545	66,545
Financial expenses	112	266	1,995	4,966	305,726
Loss on disposition of land and building					43,414
Total expenses	1,663,005	344,872	437,058	1,625,635	8,721,237

Loss before income taxes	(1,298,475)	(326,349)	(411,762)	(1,503,686)	(7,995,293)
Income taxes (Note 4)
Current
Deferred	(325,455)	(54,224)	(57,092)	(475,378)	(2,105,419)
	(325,455)	(54,224)	(57,092)	(475,378)	(2,105,419)
Net loss	(973,020)	(272,125)	(354,670)	(1,028,308)	(5,889,874)

Net loss per share
Basic and diluted	(0.002)	(0.001)	(0.001)	(0.002)

Weighted average number of common shares outstanding, basic and diluted	501,500,000	500,000,000	495,601,389	499,445,455

The accompanying notes are an integral part of the consolidated financial statements.

6

Ecolomondo Corporation Inc. and Subsidiary
(formerly 4403100 Canada Inc.)
(A development stage company)
Consolidated Statements of Stockholders' Equity
For the period from January 9, 2007 (inception) to December 31, 2013
(In Canadian dollars, except for number of shares)

					Deficit
					accumulated
					during the
		Common shares		Preferred shares	development
	Number	Amount	Number	Amount	stage	Total
		$		$	$	$
Inception, January 9, 2007
Net loss for the year ended October 31, 2007					(14,799)	(14,799)
Balance, October 31, 2007	–	–	–	–	(14,799)	(14,799)
Net loss for the year ended October 31, 2008					(69,937)	(69,937)
Balance, October 31, 2008	–	–	–	–	(84,736)	(84,736)
Issuance of common shares for cash at $0.0007 per share	449,736,858	336,752				336,752
Issuance of common shares for cash at $0.1000 per share	300,000	30,000				30,000
Issuance of common shares for cash at $0.2000 per share	100,000	20,000				20,000
Issuance of common shares for cash at $0.2200 per share	90,910	20,000				20,000
Issuance of common shares for cash at $0.0600 per share	1,666,667	100,000				100,000
Issuance of common shares for cash at $0.2458 per share	101,706	25,000				25,000
Issuance of common shares for cash at $0.1905 per share	131,250	25,000				25,000
Issuance of common shares for cash at $0.1298 per share	181,820	23,600				23,600
Issuance of common shares for cash at $0.1298 per share	136,364	17,700				17,700

7

Ecolomondo Corporation Inc. and Subsidiary
(formerly 4403100 Canada Inc.)
(A development stage company)
Consolidated Statements of Stockholders' Equity
For the period from January 9, 2007 (inception) to December 31, 2013
(In Canadian dollars, except for number of shares)

					Deficit
					accumulated
					during the
		Common shares		Preferred shares	development
	Number	Amount	Number	Amount	stage	Total
		$		$	$	$
Issuance of common shares for cash at $0.1266 per share	590,910	74,822				74,822
Issuance of common shares for cash at $0.1416 per share	2,211,042	313,084				313,084
Issuance of common shares for cash at $0.1449 per share	79,365	11,500				11,500
Issuance of common shares for cash at $0.1323 per share	634,920	84,000				84,000
Issuance of common shares for cash at $0.1487 per share	79,365	11,800				11,800
Issuance of common shares for cash at $0.1449 per share	793,650	115,000				115,000
Issuance of common shares for cash at $0.2200 per share	1,363,636	300,000				300,000
Issuance of common shares in exchange for acquisition of equipment and intangibles at $0.2200 per share	30,454,545	6,700,000				6,700,000
Net loss for the year ended October 31, 2009					(1,058,158)	(1,058,158)
Balance, October 31, 2009	488,653,008	8,208,258	–	–	(1,142,894)	7,065,364
Net loss for the year ended October 31, 2010					(1,300,332)	(1,300,332)
Balance, October 31, 2010	488,653,008	8,208,258	–	–	(2,443,226)	5,765,032

8

Ecolomondo Corporation Inc. and Subsidiary
(formerly 4403100 Canada Inc.)
(A development stage company)
Consolidated Statements of Stockholders' Equity
For the period from January 9, 2007 (inception) to December 31, 2013
(In Canadian dollars, except for number of shares)

					Deficit
					accumulated
					during the
		Common shares		Preferred shares	development
	Number	Amount	Number	Amount	stage	Total
		$		$	$	$
Issuance of common shares for cash at $0.1610 per share	35,714	5,750				5,750
Issuance of common shares for cash at $0.0603 per share	1,086,000	65,485				65,485
Issuance of common shares for cash at $0.0500 per share	3,019,333	150,967				150,967
Issuance of common shares for cash at $0.0250 per share	546,334	13,658				13,658
Issuance of common shares for cash at $0.0408 per share	2,261,000	92,185				92,185
Net loss for the period ended October 31, 2011					(1,173,195)	(1,173,195)
Balance, October 31, 2011	495,601,389	8,536,303	–	–	(3,616,421)	4,919,882
Issuance of common shares for cash at $0.1200 per share	240,883	28,906				28,906
Issuance of common shares for cash at $0.0001 per share	3,603,183	360				360
Stock-based compensation	554,545	66,545				66,545
Net loss for the year ended October 31, 2012					(1,028,308)	(1,028,308)
Balance, October 31, 2012	500,000,000	8,632,114	–	–	(4,644,729)	3,987,385
Net loss for the two-month period ended
December 31, 2012					(272,125)	(272,125)
Balance, December 31, 2012	500,000,000	8,632,114	–	–	(4,916,854)	3,715,260

9

Ecolomondo Corporation Inc. and Subsidiary
(formerly 4403100 Canada Inc.)
(A development stage company)
Consolidated Statements of Stockholders' Equity
For the period from January 9, 2007 (inception) to December 31, 2013
(In Canadian dollars, except for number of shares)

								Deficit
								accumulated
								during the
			Common shares			Preferred shares		development
	Number		Amount	Number		Amount		stage		Total
		$			$		$		$
Issuance of common shares for cash at $0.07 per share	2,000,000		140,000							140,000
Issuance of class "J" preferred shares as a result of the conversion of advances from companies under common control				3,788,879		3,788,879				3,788,879
Issuance of class "J" preferred shares as a result of the conversion of advances from companies under common control				200,000		200,000				200,000
Net loss for the year ended December 31, 2013								(973,020)		(973,020)
Balance, December 31, 2013	502,000,000		8,772,114	3,988,879		3,988,879		(5,889,874)		6,871,119

The accompanying notes are an integral part of the consolidated financial statements.

10

Ecolomondo Corporation Inc. and Subsidiary
(formerly 4403100 Canada Inc.)
(A development stage company)
Consolidated Statements of Cash Flows
For the year ended December 31, 2013, the two-month periods ended December 31, 2012 and 2011, the year ended October 31, 2012
(In Canadian dollars)

			Two-month		Period from
		Two-month	period ended		January 9, 2007
	Year ended	period ended	December 31,	Year ended	(inception) to
	December 31,	December 31,	2011	October 31,	December 31,
	2013	2012	(Unaudited)	2012	2013
	$	$	$	$	$
OPERATING ACTIVITIES
Net loss	(973,020)	(272,125)	(354,670)	(1,028,308)	(5,889,874)
Non-cash items
Loss on disposition of land and building					43,414
Stock-based compensation expense				66,545	66,545
Depreciation of equipment	980,398	162,228	158,281	962,004	4,548,437
Amortization of intangible assets	280,753	46,792	46,792	280,753	1,333,576
Deferred income taxes	(325,455)	(54,224)	(57,092)	(475,378)	(2,105,419)
Changes in working capital items (Note 6)	(756,728)	(106,999)	14,087	487,924	(941,847)
Net cash provided by (used for) operating activities	(794,052)	(224,328)	(192,602)	293,540	(2,945,168)
INVESTING ACTIVITIES
Purchase of equipment and net cash used for investing activities	(83,650)	(48,935)	–	(303,809)	(3,617,039)
FINANCING ACTIVITIES
Receipt of advances from companies under common control		6,503		11,699
Proceeds from (repayment of) bank overdraft, net	(3,250)	(409)	12,006	(7,265)	2,539
Proceeds from (repayment of) advance from the controlling stockholder, net	(13,500)		6,500	500
Advances from companies under common control	740,464	275,078	219,822	280,137	4,554,929
Proceeds from long-term debt					450,000
Repayment of long-term debt	(15,326)	(7,520)	(45,732)	(274,390)	(450,000)
Proceeds from issuance of common shares	169,322			–	2,005,568
Net cash provided by financing activities	877,710	273,652	192,596	10,681	6,563,036
Net increase (decrease) in cash	8	389	(6)	412	829
Cash, beginning of period	821	432	20	20	–
Cash, end of period	829	821	14	432	829

The accompanying notes are an integral part of the consolidated financial statements and Note 6 provides additional information on consolidated cash flows.

11

Ecolomondo Corporation Inc. and Subsidiary
(formerly 4403100 Canada Inc.)
(A development stage company)
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012 and October 31, 2012
(In Canadian dollars, except for number of shares)

1 - GOVERNING STATUTES AND NATURE OF OPERATIONS

Ecolomondo Corporation Inc. and Subsidiary (formerly 4403100 Canada Inc.) (the "Company") is incorporated under the Canada Business Corporations Act and is based in Montréal, Quebec. The Company is a research and development company focused on the development of reactors to facilitate the disposition and recycling of scrap tires through the carbonization of scrap tire components, in a process that is environmentally friendly. The Company has not realized significant revenues to date and therefore is classified as a development stage company.

2 - GOING CONCERN ASSUMPTION

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, in particular the assumption that the Company is a going concern, meaning it will be able to realize its assets and discharge its liabilities in the normal course of operations.

Since inception (January 9, 2007) the Company has incurred accumulated losses of $5,889,874, and cumulative negative cash flows from operations of $2,945,168. During the year ended December 31, 2013, the Company converted advances from companies under common control into class "J" preferred shares (Note 11). The Company has not completed its efforts to establish a stabilized source of revenues sufficient to cover operating costs over an extended period of time and has relied on advances from companies under common control, as well as support from the controlling stockholder to cover such expenses. Management anticipates that the Company will be dependent, for the foreseeable future, on additional investment capital as well as continued support from the controlling stockholder to fund operating expenses. The Company intends to position itself so that it may be able to raise funds through the capital markets. In light of management’s efforts, there are no assurances that the Company will be successful in this or any of its endeavors or become financially viable and continue as a going concern. Consequently, these uncertainties cast substantial doubt regarding the Company's ability to continue as a going concern.

The carrying amounts of assets, liabilities, revenues and expenses presented in the consolidated financial statements and the consolidated balance sheet classification have not been adjusted as would be required if the going concern assumption was not appropriate.

3 - SIGNIFICANT ACCOUNTING POLICIES

Development stage company

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America related to development stage companies. A development stage company is one in which planned principal operations have not commenced or if its operations have commenced, there have been no significant revenues there from.

12

Ecolomondo Corporation Inc. and Subsidiary
(formerly 4403100 Canada Inc.)
(A development stage company)
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012 and October 31, 2012
(In Canadian dollars, except for number of shares)

3 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented in Canadian dollars. As of November 1, 2012, the Company has adopted a December 31 fiscal year-end. Prior to November 1, 2012, the fiscal year-end of the Company was October 31.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and those of 9083-5018 Quebec Inc., a wholly-owned subsidiary. All intercompany balances and transactions have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements and notes to consolidated financial statements. Key estimates utilized by the Company are the research and development investment tax credits receivable and the estimated useful lives of equipment and intangible assets. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Actual results may differ from these estimates.

As applicable to these consolidated financial statements, the most significant estimates and assumptions relate to the going concern assumption, the research and development investment tax credits and the estimated useful lives of equipment and intangible assets.

Equipment

Equipment is accounted for at cost less accumulated depreciation. Depreciation is based on estimated useful life using the straight-line method, and the following periods:

Periods

Reactor	15 years
Shredder	15 years
Office equipment	5 years
Other equipment	5 years

Intangible assets

Intangible assets include patents acquired, which are amortized on a straight-line basis over their estimated legal lives. At the time of acquisition, estimated legal lives approximated 10 years.

13

Ecolomondo Corporation Inc. and Subsidiary
(formerly 4403100 Canada Inc.)
(A development stage company)
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012 and October 31, 2012
(In Canadian dollars, except for number of shares)

3 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Valuation of long-lived assets

The Company reviews all long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held or used is measured by comparison of the carrying value of the asset with the future undiscounted net cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the asset exceeds the discounted future cash flows expected to be generated by the asset.

Revenue recognition

The Company recognizes ancillary revenue, primarily from the sale of by-products from the recycling process, when persuasive evidence of an arrangement exists, delivery to the customer has occurred, the price to the buyer is fixed or determinable and collection is reasonably assured.

Research and development costs and investment tax credits

Research and development costs are expensed as they are incurred. Such costs consist of materials and salaries.

Investment tax credits, which are normally refunded, are accounted for as a reduction of the research and development costs during the year in which the costs are incurred, provided that the Company is reasonably assured that the credits will be received. The investment tax credits must be examined and approved by the tax authorities and it is possible that the amounts granted will differ from the amounts recorded. The Company recorded investment tax credits of $345,527 during the year ended December 31, 2013 ($112,500 during the two-month period ended December 31, 2012, nil for the two-month period ended December 31, 2011 (unaudited) and $566,103 for the year ended October 31, 2012).

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of assets and liabilities. They are measured by applying enacted tax rates and laws at the date of the consolidated financial statements for the years in which the temporary differences are expected to reverse. Valuation allowances in respect of deferred tax assets are provided for if, based upon the weight of available evidence, it is more likely than not that all or a portion of the deferred income tax assets will not be realized.

14

Ecolomondo Corporation Inc. and Subsidiary
(formerly 4403100 Canada Inc.)
(A development stage company)
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012 and October 31, 2012
(In Canadian dollars, except for number of shares)

3 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company accounts for uncertain tax positions in accordance with ASC Topic 740-10, which prescribes detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise’s financial statements. According to ASC Topic 740-10, tax positions must meet a more-likely-than-not recognition threshold. The Company’s accounting policy is to classify interest and penalties relating to uncertain tax positions under income taxes. The Company did not recognize any such items in the year ended December 31, 2013 (nil for the two-month periods ended December 31, 2012 and 2011 (unaudited) and nil for the year ended October 31, 2012), nor did the Company recognize any liability with respect to unrecognized tax positions in its consolidated balance sheets.

Loss per share

Basic net loss per common share is computed by dividing the net loss available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net loss per common share is computed by dividing the net loss available to common stockholders by the weighted average number of common shares and other potential common shares then outstanding. The computation of diluted net loss per share does not assume the issuance of common shares that have an anti-dilutive effect on net loss per share. There were no dilutive items to be considered for any of the periods presented.

Recently issued accounting standards and pronouncements

In December 2011, the FASB issued Accounting Standard Update No. 2011-11, "Balance Sheet (Topic 210) – Disclosures about Offsetting Assets and Liabilities" (ASU 2011-11). ASU 2011-11 enhances disclosures about financial instruments and derivative instruments that are either offset in accordance with the Accounting Standards Codification or are subject to an enforceable master netting arrangement or similar agreement.

The adoption of ASU 2011-11 did not have any material impact on the consolidated financial statements of the Company.

In February 2013, the FASB issued Accounting Standard Update No. 2013-02 "Comprehensive Income (Topic 220) Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income" (ASU 2013-02). ASU 2013-02 requires an entity to provide information about amounts reclassified out of accumulated other comprehensive income.

According to ASU 2013-02, significant items that are required under US GAAP to be reclassified to net income in their entirety shall be presented by the respective line items of net income either on the face of the financial statements or in the footnotes. Items that are not required under US GAAP to be reclassified to net income in their entirety will be required to be cross-referenced to other disclosures required under US GAAP that provide additional detail about those amounts.

15

Ecolomondo Corporation Inc. and Subsidiary
(formerly 4403100 Canada Inc.)
(A development stage company)
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012 and October 31, 2012
(In Canadian dollars, except for number of shares)

3 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

The adoption of ASU 2013-02 did not have a material impact on the financial position or results of operations of the Company.

In July 2013, ASU 2013-11, "Income taxes (Topic 740) – Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists – a consensus of the FASB Emerging Issues Task Force" was issued to eliminate diversity in practice. ASU 2013-11 requires that companies net their unrecognized tax benefits against all same-jurisdiction net operating losses or tax credit carryforwards that would be used to settle the position with a tax authority.

This new guidance is effective for annual reporting periods beginning on or after December 15, 2013 and interim periods therein.

The Company is currently evaluating the impact of the adoption of ASU 2013-11, however it does not expect to have a material effect on the consolidated financial statements.

In May 2014, ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)" was issued and affects any entity using US GAAP that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of non-financial assets unless those contracts are within the scope of other standards.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

– Step 1: Identify the contract(s) with a customer;
– Step 2: Identify the performance obligations in the contract;
– Step 3: Determine the transaction price;
– Step 4: Allocate the transaction price to the performance obligations in the contract; and
– Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

For a public entity, the amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. For all other entities, this ASU is effective for annual reporting periods beginning after December 15, 2017 and interim periods within annual periods beginning after December 15, 2018.

16

Ecolomondo Corporation Inc. and Subsidiary
(formerly 4403100 Canada Inc.)
(A development stage company)
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012 and October 31, 2012
(In Canadian dollars, except for number of shares)

3 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

An entity should apply the amendments in this ASU using one of the following two methods:

1.      Retrospectively to each prior reporting period presented; or

2.      Retrospectively with the cumulative effect of initially applying this ASU recognized at the date of initial application.

The Company is currently evaluating the impact of the adoption of ASU 2014-09, however it does not expect to have a material effect on the consolidated financial statements until the commercialization of its technology.

In June 2014, ASU 2014-10, "Development stage entities (Topic 915) – Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation" was issued to reduce the complexity associated with the incremental reporting requirements for development stage entities. The amendments eliminate the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and stockholders' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage.

This new guidance requires retrospective application and for public entities is effective for annual reporting periods beginning on or after December 15, 2014 and interim periods therein. Earlier adoption is permitted. Upon adoption of ASU 2014-10, the Company will no longer be presenting the disclosure elements listed above.

4 - INCOME TAXES

As of December 31, 2013, the Company has net operating loss carry forwards of approximately $2,626,000 ($2,498,000 as of December 31, 2012 and $2,239,000 as of October 31, 2012) that may be available to reduce taxable income in future years in various amounts through to 2033. The future tax benefits which may arise as a result of these losses have been recognized in the consolidated financial statements to the extent that taxable temporary differences exist to offset them, as their realization is determined not likely to occur and accordingly, the Company has recorded a valuation allowance for the tax losses in excess of the taxable temporary differences.

17

Ecolomondo Corporation Inc. and Subsidiary
(formerly 4403100 Canada Inc.)
(A development stage company)
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012 and October 31, 2012
(In Canadian dollars, except for number of shares)

4 - INCOME TAXES (Continued)

	December 31,	December 31,	October 31,
	2013	2012	2012
	$	$	$
Assets
Unused tax losses	636,000	603,000	563,000
Valuation allowance	(499,000)	(477,000)	(443,000)
	137,000	126,000	120,000
Liabilities
Equipment	(1,743,251)	(1,981,706)	(2,016,930)
Intangible assets	(396,000)	(472,000)	(485,000)
	(2,139,251)	(2,453,706)	(2,501,930)
Net deferred income tax liabilities	(2,002,251)	(2,327,706)	(2,381,930)

Unused tax losses for which no deferred tax assets have been recognized on the consolidated financial statements are as follows:

	December 31,	December 31,	October 31,
	2013	2012	2012
	$	$	$
Tax losses	1,855,000	1,773,000	1,647,000

The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the Company's effective income tax rate is detailed as follows:

			Two-month		Period from
		Two-month	period ended		January 9, 2007
	Year ended	period ended	December 31,	Year ended	(inception) to
	December 31,	December 31,	2011	October 31,	December 31,
	2013	2012	(Unaudited)	2012	2013
	%	%	%	%	%
Combined federal and provincial income tax rate	26.90	26.90	28.40	26.90	28.59
Change in statutory rates				11.47	6.14
Stock-based compensation				(1.19)	(0.27)
Valuation allowance	(1.73)	(10.49)	(15.83)	(1.94)	(5.43)
Other	(0.11)	0.21	1.30	(3.63)	(2.74)
	25.06	16.62	13.87	31.61	26.29

18

Ecolomondo Corporation Inc. and Subsidiary
(formerly 4403100 Canada Inc.)
(A development stage company)
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012 and October 31, 2012
(In Canadian dollars, except for number of shares)

5 - LOSS PER SHARE

		Two-month
	Year ended	period ended
	December 31,	December 31,
	2013	2012
	$	$
Basic and diluted net loss per common share
Net loss	(973,020)	(272,125)
Weighted average number of common shares outstanding – basic and diluted	501,500,000	500,000,000
Net loss per common share – basic and diluted	(0.002)	(0.001)

	Two-month
	period ended
	December 31,	Year ended
	2011	October 31,
	(Unaudited)	2012
	$	$
Basic and diluted net loss per common share
Net loss	(354,670)	(1,028,308)
Weighted average number of common shares outstanding – basic and diluted	495,601,389	499,445,455
Net loss per common share – basic and diluted	(0.001)	(0.002)

19

Ecolomondo Corporation Inc. and Subsidiary
(formerly 4403100 Canada Inc.)
(A development stage company)
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012 and October 31, 2012
(In Canadian dollars, except for number of shares)

6 - INFORMATION INCLUDED IN CASH FLOWS

The changes in working capital items for the year ended December 31, 2013, for the two-month periods ended December 31, 2012 and 2011 (unaudited), for the year ended October 31, 2012 and from inception to date are detailed as follows:

			Two-month		Period from
		Two-month	period ended		January 9, 2007
	Year ended	period ended	December 31,	Year ended	(inception) to
	December 31,	December 31,	2011	October 31,	December 31,
	2013	2012	(Unaudited)	2012	2013
	$	$	$	$	$
Other receivables	3,437	42,563	(26,506)	(44,659)	(21,449)
Investment tax credits receivable	(345,527)	(112,500)		214,263	(1,024,130)
Prepaid expenses	(6,516)	7,856		5,042	(20,159)
Accounts payable and accrued liabilities	(408,122)	(44,918)	40,593	313,278	123,891
	(756,728)	(106,999)	14,087	487,924	(941,847)

Income taxes paid	–	–	–	–	–
Interest paid	112	266	1,995	4,966	305,726

During the year ended December 31, 2013, $3,988,879 of advances from companies under common control were converted into 3,988,879 class "J" preferred shares.

7 - OTHER RECEIVABLES

	December 31,	December 31,	October 31,
	2013	2012	2012
	$	$	$
Subscription receivable		29,266	29,266
Sales taxes receivable	10,449	24,942	67,505
Advance receivable from controlling stockholder without interest or repayment terms	11,000
	21,449	54,208	96,771

20

Ecolomondo Corporation Inc. and Subsidiary
(formerly 4403100 Canada Inc.)
(A development stage company)
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012 and October 31, 2012
(In Canadian dollars, except for number of shares)

8 - EQUIPMENT

			December 31,
			2013
		Accumulated	Net carrying
	Cost	depreciation	amount
	$	$	$
Reactor	8,700,968	2,650,235	6,050,733
Shredder	530,020	167,841	362,179
Office equipment	17,094	11,799	5,295
Other equipment	1,832,783	1,718,562	114,221
	11,080,865	4,548,437	6,532,428

			December 31,
			2012
		Accumulated	Net carrying
	Cost	depreciation	amount
	$	$	$
Reactor	8,617,318	2,070,169	6,547,149
Shredder	530,020	132,506	397,514
Office equipment	17,094	8,633	8,461
Other equipment	1,832,783	1,356,731	476,052
	10,997,215	3,568,039	7,429,176

			October 31,
			2012
		Accumulated	Net carrying
	Cost	depreciation	amount
	$	$	$
Reactor	8,592,193	1,974,421	6,617,772
Shredder	530,020	126,617	403,403
Office equipment	17,094	8,341	8,753
Other equipment	1,808,973	1,296,432	512,541
	10,948,280	3,405,811	7,542,469

9 - INTANGIBLE ASSETS

December 31,
2013
		Accumulated	Net carrying
	Cost	amortization	amount
	$	$	$
Patents	2,807,525	1,333,576	1,473,949

21

Ecolomondo Corporation Inc. and Subsidiary
(formerly 4403100 Canada Inc.)
(A development stage company)
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012 and October 31, 2012
(In Canadian dollars, except for number of shares)

9 - INTANGIBLE ASSETS (Continued)

December 31,
2012
		Accumulated	Net carrying
	Cost	amortization	amount
	$	$	$
Patents	2,807,525	1,052,823	1,754,702

October 31,
2012
		Accumulated	Net carrying
	Cost	amortization	amount
	$	$	$
Patents	2,807,525	1,006,031	1,801,494

Intangible asset amortization will be of $280,753 per year until 2018 and $70,184 in 2019. The intangible assets will be completely amortized by April 30, 2019.

10 - ADVANCE FROM THE CONTROLLING STOCKHOLDER

The advance is unsecured, non-interest bearing, has no specific terms of repayment, and is payable on demand.

11 - ADVANCES FROM COMPANIES UNDER COMMON CONTROL

These advances are unsecured, non-interest bearing, have no specific terms of repayment, and are payable on demand.

	December 31,	December 31,	October 31,
	2013	2012	2012
	$	$	$
Advance from company under common control - 9143-5818 Quebec Inc.	16,016	1,921,376	1,906,160
Advance from company under common control - 4136527 Canada Inc.	40,950	609,594	349,732
Advance from company under common control - 3212521 Canada Inc.	16,178	790,589	790,589
	73,144	3,321,559	3,046,481

During the year ended December 31, 2013, $3,988,879 of these advances from companies under common control were converted into 3,988,879 class "J" preferred shares (Note 13).

22

Ecolomondo Corporation Inc. and Subsidiary
(formerly 4403100 Canada Inc.)
(A development stage company)
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012 and October 31, 2012
(In Canadian dollars, except for number of shares)

12 - DEBT

	December 31,	December 31,	October 31,
	2013	2012	2013
	$	$	$
Municipal loan (a)		15,326	22,846
Current portion		15,326	22,846
	–	–	–

(a)

The Company obtained a loan with the Lajemmerais local development center, effective April 2009, for an authorized amount of $125,000 bearing interest at 7.57%. The loan is repayable in 48 monthly instalments, starting with 12 monthly payments of interest only of $789, followed by 36 monthly payments of principal and interest of $3,892. The loan matured on April 15, 2013, and was fully paid as of that date.

13 - CAPITAL STOCK

Authorized
Unlimited number of shares without par value
     Class "C" preferred shares, voting, automatic redemption upon death of the stockholder at the paid up capital
     Class "D" preferred shares, voting, non-cumulative annual dividend based on the Company's bank prime lending rate less 1%, retractable at the issued consideration
     Class "E" preferred shares, non-voting, non-cumulative monthly dividend of 1%, retractable at the retraction value
     Class "F" preferred shares, non-voting, non-cumulative monthly dividend of 1%, retractable at the retraction value
     Class "G" preferred shares, non-voting, non-cumulative annual dividend based on the Company's bank prime lending rate plus 1%, retractable at the retraction value
     Class "H" preferred shares, non-voting, non-cumulative annual dividend of 8%, retractable at the amount of issued consideration
     Class "I" preferred shares, non-voting, non-cumulative annual dividend of 8%, retractable at the amount of issued consideration
     Class "A" common shares, voting and participating
     Class "B" common shares, voting, participating right to exchange for class "E" preferred shares on a one to one basis

23

Ecolomondo Corporation Inc. and Subsidiary
(formerly 4403100 Canada Inc.)
(A development stage company)
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012 and October 31, 2012
(In Canadian dollars, except for number of shares)

13 - CAPITAL STOCK (Continued)

Unlimited number of class "J" preferred shares, par value to be determined by the board of directors, non-voting, redeemable at par value

	December 31,	December 31,	October 31,
	2013	2012	2012
	$	$	$
Issued
502,000,000 class "A" common shares (500,000,000 as of December 31, 2012 and October 31, 2012)	8,772,114	8,632,114	8,632,114

3,988,879 class "J" preferred shares	3,988,879	–	–

On October 31, 2012, the Company issued 554,545 shares to certain key employees for a nominal consideration of $0.0001 per share. These shares were valued at their fair market value which was determined to be $0.12 per share on the basis of previous share issuances to independent stockholders. Accordingly, a charge of $66,545 was recorded to stock-based compensation and an increase to stockholders' equity for the same amount.

On June 30, 2013, the Company converted $3,788,879 of advances from companies under common control into 3,788,879 class "J" preferred shares. On September 9, 2013, the Company converted an additional $200,000 of advances from companies under common control into 200,000 class "J" preferred shares.

During 2013, the board of directors authorized 5,000,000 class "J" preferred shares with a par value of $1 per share. The class "J" preferred shares were issued with the conditions that such shares be redeemable only at the option of the Company and only if the stockholders' equity totals $15,000,000 and that the Company has at its disposal a minimum of $10,000,000 in cash and cash equivalents.

In addition, if the class "J" preferred shares are not redeemed within 30 months from the issuance date, then the holder has the option to convert the class "J" preferred shares to class "A" common shares. The class "J" preferred shares are convertible into class "A" common shares on the basis of the fair value of the class "A" common shares on the date of conversion. The number of class "A" common shares to be issued would be determined by dividing the number of class "J" preferred shares being converted by the fair value of the class "A" common shares on the conversion date.

Finally, the class "J" preferred shares shall be entitled to receive dividends, when dividends are declared by the Company, a cumulative dividend at a rate based on the Company's bank prime lending rate plus 6%.

24

Ecolomondo Corporation Inc. and Subsidiary
(formerly 4403100 Canada Inc.)
(A development stage company)
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012 and October 31, 2012
(In Canadian dollars, except for number of shares)

14 - FINANCIAL INSTRUMENTS

Fair value

The Company’s financial instruments consist of cash, advance receivable, advances to companies under common control, bank overdraft, accounts payable and accrued liabilities, advance from the controlling stockholder, advances from companies under common control and debt. The carrying amount of these financial instruments approximates fair value due either to length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these consolidated financial statements.

Financial risks

The Company's main financial risk exposure is detailed as follows:

Liquidity risk

The Company's liquidity risk represents the risk that the Company could encounter difficulty in meeting obligations associated with its financial liabilities. The Company is, therefore, exposed to liquidity risk with respect to all of the financial liabilities recognized on the consolidated balance sheets.

15 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

Related party transactions consist of advances from companies under common control and lease agreements.

In March 2009, the Company entered into an operating lease agreement with a company under common control for a manufacturing facility for a term of 84 months ending March 2016 at a rate of $7,500 per month. In September 2009, the Company entered into an operating lease agreement with a company under common control for equipment for a term of 60 months, ending September 2014 at a rate of $2,521 per month.

Rent expense is recognized on a straight-line basis and expenses of $120,250, $20,000, $20,000 and $120,250 were recorded for the year ended December 31, 2013, the two-month period ended December 31, 2012, the two-month period ended December 31, 2011 (unaudited) and the year ended October 31, 2012, respectively.

25

Ecolomondo Corporation Inc. and Subsidiary
(formerly 4403100 Canada Inc.)
(A development stage company)
Notes to the Consolidated Financial Statements
December 31, 2013 and 2012 and October 31, 2012
(In Canadian dollars, except for number of shares)

15 - COMMITMENTS AND RELATED PARTY TRANSACTIONS (Continued)

Future minimum payments under these lease agreements as of December 31, 2013 are as follows:

$

2014	112,500
2015	90,000
2016	22,500
225,000

16 - SUBSEQUENT EVENTS

In connection with the preparation of the Company's consolidated financial statements, the

Company has evaluated operations and events subsequent to December 31, 2013 to September XX, 2014, the date that these consolidated financial statements were available to be issued.

On May 1, 2014, the Company amended its articles of incorporation by changing its name from 4403100 Canada Inc. to Ecolomondo Corporation Inc. In addition, in August 2014, the Company further amended its articles of incorporation and share structure by cancelling and removing all classes of shares except for class "A" common shares and class "J" preferred shares from its authorized capital.

Other than the previously disclosed events, in addition to those transactions disclosed elsewhere within these consolidated financial statements, there are no other material subsequent events to disclose.

Ecolomondo Corporation Inc. sm

Class A Common Shares

Minimum Offering: 1,327,500 Class A Common Shares
Maximum Offering: 2,300,000 Class Common Shares

___________________________

PRELIMINARY PROSPECTUS
________, 2014
_____________________________

Chardan Capital Markets LLC

     Until ___________, 2014 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our Class A Common Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.	Indemnification of Directors and officers

     The Certificate of Incorporation of Ecolomondo Corporation Inc. sm provides that, subject to any contrary provision in the Act (CBCA) and without restricting section 124 of the Act, and subject to the by-laws of the Company, no Director or officer acting or having acted for in the name of the Company shall be held liable, in this capacity or in his capacity as mandatory or agent of the latter, whether it be vis-à-vis the Company or third parties, for the actions, the acts or the deeds, the things done or allowed to be done, the omissions, the decisions made or not made, the liabilities, the undertakings, the payments made, the receipts given or the discharges granted, the negligence or the faults or any other director, officer or employee, servant or representative of the Company. Among other things, no Director or officer shall be held liable vis-à-vis the Company for any direct or indirect loss suffered by the latter for any reason whatsoever; more specifically, he shall not be held liable either for the insufficiency or the deficiency of title to any property acquired by the Company, or for or on its behalf, or for the insufficiency or the deficiency of any security or debt instrument in or by which any of the funds or of the assets of the Company shall be or have been placed or invested or yet for any loss or damage resulting from the bankruptcy, from the insolvency or from the delictual or tortious action, act or deed of any person, including any person with whom or with which funds, securities, assets or negotiable instruments shall be or have been placed or deposited. Furthermore, the Directors or the officers shall not be held liable vis-à-vis the Company for any loss, conversion of property, misappropriation, embezzlement or any other damage resulting from any dealings with respect to any funds, assets or securities or for any other loss, damage or misfortune whatsoever which may occur in the discharge of, or in relation to the discharge of, their duties unless the same shall occur owing to their failure to discharge the duties of their office prudently, diligently, honestly and faithfully in the best interests of the Company or owing to the fact that the Directors or the officers shall have placed themselves in a position of conflict of interest between their personal interest and that of the Company. None of the above shall be interpreted in such a way as to relieve a Director or an officer of his duty to act in accordance with the Act and with its regulations or of his joint or several liability for any breach thereof, in particular in the event of a breach of the specific provisions of the Act or of its regulations. Moreover, the Directors of the officers shall not be held individually or personally liable vis-à-vis third parties for the duration of their term of office in respect of a contract, a decision made, an undertaking or a transaction, whether or not concluded, or with respect to bills of exchange, to promissory notes or to cheques drawn, accepted or endorsed, to the extent that they are acting or they acted in the name, or on behalf, of the Company, in the ordinary course of the performance of the powers which they have received, unless they acted prior to the incorporation of the Company and unless their actions, their acts or their deeds have not been ratified by the Company within the time limit prescribed by the Act after its incorporation.

     The Certificate of Incorporation further provides that the Company may indemnify its Directors or officers, a former Director or officer or another individual who acts or acted at its request as a Director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Company or other entity. The Company may advance moneys to a Director, officer or other individual for the costs, charges and expenses of a proceeding referred to above. The individual shall repay the moneys if he did not act honestly and in good faith with a view to the best interests of the Company, or, as the case may be, in the best interests of the other entity for which the individual acted as Director or officer or in a similar capacity at the Company’s request; and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual hd reasonable grounds for believing that his conduct was lawful. The Company may with the approval of a Court, indemnify an individual referred to above, or advance moneys, in respect of an action by or on behalf of the Company or other entity to procure a judgment in its favor, to which the individual is made a party because of his association with the Company. Notwithstanding the above the individual is entitled to indemnity from the Company in respect of all costs, charges and expenses reasonably incurred by him in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which he is subject because of his association with the Company or other entity as described above, if the individual seeking indemnity was not judged by the Court or other competent authority to have committed any fault or omitted to do anything that he ought to have done; and fulfills the conditions set out above.

     Our new Directors’ and officers’ liability insurance policy may also provide coverage for certain payment relating to such proceedings against our officers and Directors.

Item 7.	Recent sales of unregistered securities

     Set forth below is certain information regarding the shares of our capital stock issued, and equity awards granted, by us within the past three years that were not registered under the Securities Act, the consideration, if any, received by us for such shares or equity awards and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed. No underwriters were involved in any of the issuances or grants described below.

The Table 5 below sets forth certain information regarding our sales of unregistered securities since July 1, 2011:

Table 5
Issuance of Shares
(all are Class A Common Shares, for cash)
Date	Price per share	Number	Amount
July 7, 2011	0.14	35,714	C$5,750
January 4, 2012	0.0001	100,000	C$10.00
July 4, 2012	0.0001	68,182	C$6.82
July 4, 2012	0.0001	200,000	C$20.00
July 4, 2012	0.0001	50,000	C$5.00
July 14, 2012	0.0001	400,000	C$40.00
July 21, 2012	0.0001	200,000	C$20.00
August 16, 2012	0.0001	100,000	C$10.00
October 31, 2012	0.0001	454,545	C$45.45
October 31, 2012	0.0001	200,000	C$20.00
October 31, 2012	0.0001	100,000	C$10.00
October 31, 2012	0.0001	250,000	C$25.00
December 31, 2012	0.0001	1,000,000	C$100.00
December 31, 2012	0.0001	25,000	C$2.50
April 1, 2013	0.07	2,000,000	C$140,000

     The offers, sales and issuances of these securities were deemed to be exempt from registration under the Securities Act in reliance upon the exemption provided by Section 4(2) of the Securities Act since each such transaction did not involve a public offering. These offers, sales and issuances were generally made to existing stockholders or persons with whom we otherwise had either an existing business relationship or who contributed time and effort towards our technology platform and commercialization. With the exception of one private placement issuance to the U.S., other issuances were to residents of Canada and therefore not subject to Securities Act of 1933 as amended.

Item 8.	Exhibits and Financial Statement Schedules

     Exhibits. The exhibit index attached hereto is incorporated herein by reference.

     Financial Statement Schedule. All schedules have been omitted because the information required to be set forth in the schedules is either not applicable or is shown in the financial statements or notes thereto.

Item 9.	Undertakings

     The undersigned Registrant hereby undertakes:

To file, during any period in which offers or sales of securities are being made, a post-effective amendment to this registration statement to:

Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectuses filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

Include any additional or changed material information on the plan of distribution;

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, officers and controlling persons of the registrant pursuant to the provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of this registration statement relating to the offering, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in the registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in [__________], on [__________], 2014.

ECOLOMONDO CORPORATION INC.

By:
Name:
Title:	Chief Executive Officer and President
(Principal Executive Officer)

By:
Name:
Title:	Co-Chief Financial Officer (Principal Financial
and Accounting Officer)

POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints [_________] and [______], and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by the registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Dated: [______], 2014	By:
Name:
	Title:	Chairman, Chief Executive Officer (Principal
Executive Officer)

Dated: [______], 2014	By:
Name:
	Title:	Chief Financial Officer (Principal Financial
and Accounting Officer)

Dated: [______], 2014	By:
Name:
	Title:	Director

Dated: [______], 2014	Name:
	Title:	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

     Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Ecolomondo Corporation Inc., has signed this registration statement or amendment thereto in New York, New York, United States of America on [________], 2014.

Authorized U.S. Representative

[Name of representative] _________________________

EXHIBITS INDEX

The Exhibits included in this prospectus are listed in the following Exhibit Table:

Exhibit #	Exhibit	Exhibits Page
1	Underwriting agreement	1
2	Plan of acquisition, reorganization, arrangement, liquidation or succession	NA
3	(i) Certificate of incorporation (and amendments) (ii) By-laws	13 41
4	Instruments defining the rights of security holders, including indentures	NA
5	Opinion re legality	94
8	Opinion re tax matters	NA
9	Voting trust agreement	NA
10	Material contracts (i) Letter of Intent for a joint venture with Ecological Recycling CG Inc. (Launch) (ii) Letter of Intent for the sale of an 8-reactor TDP facility in New Jersey	99 118
11	Statement re computation of per share earnings	NA
12	Statements re computation of rations	NA
15	Letter re unaudited interim financial information	NA
21	Subsidiaries of the registrant	127
23	Consent of experts and counsel • Counsel • Auditors	See Exhibit #5. To be filed with final.
24	Power of attorney	NA
25	Statement of eligibility of trustee	NA
26	Invitations for competitive bids	NA
99	Additional exhibits	NA